Exhibit 1

Westpac 2009
Interim Results

Incorporating the requirements of Appendix 4D

RESULTS FOR ANNOUNCEMENT TO THE MARKET	Interim Profit Announcement 2009

Revenue from ordinary activities(1),(2)	up	37.1%	to	$8,087m
Profit from ordinary activities after tax attributable to equity holders(2)	down	1.2%	to	$2,175m
Net profit for the period attributable to equity holders(2)	down	1.2%	to	$2,175m

Dividend Distributions (cents per ordinary share)	Amount per security	Franked amount per security
Interim Dividend	56	56

Record date for determining entitlements to the dividend	22 May 2009 (Sydney) 21 May 2009 (New York)

(1)	Comprises reported interest income, interest expense and non-interest income.
(2)	All comparisons are with the reported results for the six months ended 31 March 2008.

TABLE OF CONTENTS	Interim Profit Announcement 2009

1.	Summary and Outlook		i

2.	Basis of Preparation and Structure of Document		1
	2.1	Reported Results and Pro Forma Information	1

3.	Reported Results		4
	3.1	Reported Results	4
	3.2	Summary Balance Sheet	6
	3.3	Extended Performance Scorecard	8

4.	Pro Forma Information		11
	4.1	Pro Forma Cash Earnings	11
	4.2	Summary Balance Sheet	13
	4.3	Market Share and Product Spread Metrics	15

5.	Review of Group Operations		16
	5.1	Pro Forma Cash Earnings Summary	16
	5.2	Review of Earnings	21
	5.3	Credit Quality	40
	5.4	Balance Sheet and Funding	43
	5.5	Capital and Dividends	47
	5.6	Other Regulatory Developments	50
	5.7	Corporate Responsibility and Sustainability	52
	5.8	Merger Overview	54

6.	Business Unit Performance		57
	6.0	Business Unit Results	57
	6.1	Westpac Retail & Business Banking	58
	6.2	St.George Retail & Business Bank	62
	6.3	Westpac Institutional Bank	66
	6.4	BT Financial Group (Australia)	73
	6.5	New Zealand	80
	6.6	Pacific Banking	83
	6.7	Group Business Unit	85

7.	First Half 2009 Pro Forma Financial Information		87
	7.1	First Half 2009 Pro Forma Financial Information	87

8.	First Half 2009 Reported Financial Information		99
	8.1	Consolidated Income Statement	100
	8.2	Consolidated Balance Sheet	101
	8.3	Consolidated Cash Flow Statement	102
	8.4	Consolidated Statement of Recognised Income and Expense	103
	8.5	Notes to First Half 2009 Reported Financial Information	104
	8.6	Statement in Relation to the Review of the Financial Statements	132

9.	Other Information		133
	9.1	Credit Ratings and Exchange Rates	133
	9.2	Disclosure Regarding Forward-Looking Statements	134
	9.3	Financial Calender	136

10.	Segment Result		137
	10.1	Half Year Segment Result — Reported Result	137
	10.2	New Zealand Business Unit Performance (A$ Equivalent to Section 6.5)	140

11.	Group Reconciliations		141
	11.1	Group Half Year Earnings Reconciliation	141
	11.2	Half Year Segment Result — Pro Forma Cash Earnings Basis	144
	11.3	Group Business Unit — Pro Forma Half Earnings Reconciliation	146
	11.4	Reconciliation of 2008 Income Statements to Pro Forma Income Statements	151
	11.5	Reconciliation of 2008 Balance Sheets to Pro Forma Balance Sheets	153
	11.6	Reconciliation of 2008 Average Balance Sheets to Pro Forma Average Balance Sheets	155

12.	Economic Profit		157

13.	Glossary		158

In this announcement references to ‘Westpac’, ‘WBC’, ‘the Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

SUMMARY AND OUTLOOK	Interim Profit Announcement 2009

1                                         PRESS RELEASE AND OUTLOOK

6 May 2009

WESTPAC GROUP DELIVERS SOUND RESULT IN CHALLENGING ENVIRONMENT

Highlights:(1) (Comparisons are with prior corresponding period(2))

•	Statutory net profit of $2,175 million, down 1%
•	Pro forma cash earnings of $2,295 million, down 6%
•	Pro forma economic profit of $1,019 million, down 26%
•	Pro forma cash earnings per share 82.4 cents down 16%
•	Pro forma revenue of $8,307 million, up 15%
•	First half dividend of 56 cents, down 20%
•	Pro forma return on equity (cash basis) of 14.3%
•	Pro forma expense to income ratio (cash basis) 40.4% down 440 bps
•	Tier 1 capital ratio of 8.4%

Half Year Profit Result

The Westpac Group today announced pro forma cash earnings of $2,295 million, down 6% for the six months ended 31 March 2009. Net profit after tax was down 1% to $2,175 million for the six months ended 31 March 2009. Pro forma cash earnings per share of 82.4 cents for the first half 2009 was 16% lower than cash earnings per share for Westpac in the 2008 first half.

Westpac announced it will reduce its dividend as part of its efforts to conservatively manage its capital. Westpac will pay a fully franked interim dividend of 56 cents, down 20% on the prior corresponding period.

Westpac Chief Executive Officer, Gail Kelly, said the Westpac Group had performed soundly in a very challenging operating environment.

“While it is disappointing to announce an overall decline in cash earnings, the Group’s performance demonstrates that we have strong, diversified and resilient businesses. Our 9% increase in lending, 24% increase in customer deposits and 24% increase in core earnings (revenue less expenses) reflects the solid momentum in Westpac’s key businesses.

“Importantly, we further strengthened our balance sheet to ensure that we can continue to support our customers through these difficult economic times. This was achieved through capital raisings, lengthening our funding profile, strong growth in customer deposits, a reduction in our dividend and maintaining a stronger than usual liquidity position.

“While impairments have significantly increased over the period, we have also maintained a conservative approach to provisioning and have increased our provisioning coverage for bad debts, including an additional $112 million of economic overlay.

“Collectively, these measures reflect our prudent management of the business for the long term, putting the Group in a strong position to meet the challenges ahead.”

Mrs Kelly said that the initial integration with St.George has progressed smoothly and to plan.

“St.George has shown significantly improved momentum since completion of the merger. Pleasingly, customer retention and satisfaction results have also been strong, reflecting the benefits of our new operating model,” she said.

(1)

Following Westpac’s merger with St.George on 17 November 2008, the results have been prepared on a “pro forma” basis. Details of the pro forma adjustments and details of statutory results are provided in this document.

(2)

Changes in pro forma economic profit and pro forma cash earnings per share are based on comparison of 2009 first half pro forma result with the 2008 first half actual result for Westpac. Other comparisons of 2009 first half pro forma results in the table are with 2008 first half pro forma result.

i

SUMMARY AND OUTLOOK	Interim Profit Announcement 2009

Result Highlights

Pro forma revenue rose 15% to $8,307 million, well above the 4% growth in expenses.

Strong growth in total deposits was a highlight this half, growing 8% on the corresponding period. Australian customer deposits were up $46 billion or 27%, ahead of Australian system growth of 17%. This significantly improved the Group’s funding mix. Growth in customer deposits more than funded our loan growth.

Total loan growth of 9% was another pleasing result, particularly in Australian housing and business, including $27.1 billion of new lending in Australian mortgages.  Growth rates, however, are slowing in line with declining economic activity.

Impairment charges rose to $1,611 million during the first half, a direct consequence of the economic slowdown and the global financial crisis. In particular, the global financial crisis led to a small number of large Australian corporate exposures becoming impaired at the beginning of the half which contributed $372 million to the overall impairment charge.

The economic slowdown has impacted the Australian business sector and is causing a rise in customer stress, particularly in commercial property, pubs and clubs, mining services, retail and some financial services companies.  The Australian consumer portfolio continues to perform well, with modest losses.  In New Zealand, the stresses in the economy have been more broadly spread reflecting the fact that the economy has been in recession for over a year.

Westpac has increased its impairment provisioning as the economic environment deteriorates. Total provisioning now stands at almost $4.5 billion, with collective provisions to credit risk weighted assets increasing by 31 basis points to 125 basis points.

The Westpac Group is strongly capitalised with a Tier 1 ratio of 8.4%, up from 7.4% in March 2008, having raised over $4.6 billion of core equity over the period.

Funding Environment

Funding costs have remained very high. Wholesale term funding costs are more then 100 basis points higher than pre-financial crisis. The cost of raising term deposits has increased on average more than 80 basis points over the last 12 months.

Collectively, this will see our average cost of funds continue to rise through 2009 as cheaper funding matures and is replaced by more expensive funding and as competition for deposits remains strong.

The overall net interest margin of 2.24% was 24 basis points higher than the prior corresponding period, and is in line with levels prior to the financial crisis. Higher Group Treasury income drove a 10 basis point increase in net interest margin, with overall consumer and business customer margins 7 basis points higher.

Strategic Progress

The Westpac Group continues to make good progress on implementing its customer focussed strategy. Significant progress has been made on implementing our local market model in Westpac Retail and Business Banking, with 569 additional people in Westpac branches and business banking centres.

An important initiative has been to give local bankers more authority to make decisions quickly, allowing them to more easily assist customers. Deepening relationships with customers has also been a key area of focus, with improved cross sell of Wealth and Insurance products.

At the same time, the integration with St.George is proceeding well, without any disruption to customers. A key initial priority was the development of customer retention plans, which have been successfully implemented in both Westpac and St.George.

The Group is also improving the reliability and capability of its operations, as well as developing longer term process and technology investment programs for the entire Group.

SUMMARY AND OUTLOOK	Interim Profit Announcement 2009

Business Unit Performance(1)

	Half Year	Half Year
Cash earnings $A millions	March 2009	March 2008	% Change
WBC Retail & Business Banking	$990	$843	17
Westpac Institutional Bank(1)	$158	$420	(62)
St.George(1)	$529	$500	6
BT Financial Group(1)	$207	$250	(17)
New Zealand (NZD)	$202	$239	(15)

WBC Retail & Business Banking (Westpac RBB) — cash earnings increased 17% supported by strong growth in lending and deposits, partially offset by a $62 million increase in impairment charges. Mortgages grew above system in the half with growth at 15% and business lending grew 8%.  Consumer delinquencies continued to trend higher although losses remain low.  Business impairment charges increased $47 million with more businesses affected by the deteriorating operating environment.

Westpac Institutional Bank (WIB) — cash earnings decreased by 62%.  Core earnings (revenue less expenses) were particularly strong, up 44%, supported by revenue growth in the Markets areas.  Increased customer volumes and higher market volatility supported these results.  Transactional services also made a solid contribution.  More than offsetting this was a steep increase in impairment charges reflecting the impact of the financial crisis on three large corporate exposures and the margin lending portfolio.  The credit portfolio also saw a broader based deterioration in line with the slowing economy.

St.George — delivered cash earnings growth of 6% with solid deposit growth of 18% and lending growth of 10%, partly offset by an increase in impairment charges of $115 million.  The higher impairments reflect the effects of the deteriorating economic environment on St.George’s commercial lending portfolio (middle markets and corporate segment), coupled with its relatively higher exposure to the NSW market. The recognition of the St.George brand remains strong, with customer satisfaction continuing to remain high.

BT Financial Group (BTFG) — BTFG, which incorporates St.George’s wealth business, saw its cash earnings fall 17% impacted by lower fees from funds under management and funds under administration related to weaker investment markets. The funds business saw net positive flows of $0.6 billion. Notwithstanding higher general insurance claims, the performance of the insurance business was pleasing, with cash earnings up 10% and strong gains made in cross-selling into the broader Westpac Group. In keeping with the more difficult environment, expenses were kept flat compared to the prior corresponding period.

New Zealand — New Zealand cash earnings declined 15% to $202 million, primarily due to higher impairment costs resulting from the deepening and prolonged recession.  Core earnings growth of 13% was very solid with business lending up 9% and deposits up 6%.  Consumer lending growth was subdued at 3% reflecting the slowing demand in the housing market.

Outlook

The first half of the 2009 financial year has seen significant and rapid change, including further stress in the global financial sector, a number of large corporate failures and a material and more broad-based deterioration in global economic activity.

These events have prompted unprecedented action and intervention by governments around the world to restore confidence in the financial system and support their respective economies.  Government intervention has, in part, helped stabilise markets and assisted in reopening wholesale funding sources although it will be some time before markets are operating effectively and autonomously.

While it appears some of the severe stresses of the financial crisis have now stabilised, the more dominant impact on Westpac will be the size and duration of the recession in our home economies of Australia and New Zealand.

There will be two main impacts.  Firstly slower loan growth is expected, in part from lower demand for credit but also because both consumers and businesses are expected to use the opportunity of lower interest rates to de-leverage their balance sheets.  Secondly, it is expected that more customers will come under pressure as the effects of the slowing activity become more widespread.

(1)	On a pro forma basis.

SUMMARY AND OUTLOOK	Interim Profit Announcement 2009

Mrs Kelly said that Westpac is well positioned to continue to support customers through this more challenging period.

“Looking ahead, while we expect system credit growth to continue slowing, our strong franchise and multiple brands should position us favourably to achieve further market share gains,” Mrs Kelly said.

“Conditions for markets income are also expected to remain favourable given continued market volatility and a customer preference for dealing with strong, AA rated, banks.  That said, the very strong market revenues delivered in the first half 2009 are unlikely to be repeated.

“We are also further strengthening our productivity focus. Initiatives underway will begin to be reflected in our second half results but will be more pronounced in 2010.  While seeking to reduce expense growth, we continue to prioritise key elements of our strategy, particularly investments to enhance customer service and develop our technology infrastructure.

“While the larger impairments associated with the impacts of the global financial crisis appear largely behind us, we are seeing more pressure across our business customers and expect consumer stress to grow as unemployment rises.  As a result we expect impairment charges to remain at a high level throughout the second half of 2009 and into 2010.

“Westpac has delivered a sound result while considerably strengthening our balance sheet, and I believe we are well placed for these challenging times.  Supporting our customers remains our priority,” Mrs Kelly said.

BASIS OF PREPARATION AND STRUCTURE OF DOCUMENT	Interim Profit Announcement 2009

2.1                               REPORTED INFORMATION AND PRO FORMA INFORMATION

On 1 December 2008, Westpac Banking Corporation (“Westpac”) completed its merger with St.George Bank Limited (“St.George”) by way of a scheme of arrangement (“the merger”). This merger was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction was effective from close of business on 17 November 2008.

To assist in providing greater clarity of the Westpac Group’s performance compared with prior periods, we have presented “pro forma” information for the merged Westpac Group in this announcement, in addition to our statutory disclosures. We will use the following terms to describe the respective information throughout this document:

•

“Reported financial information” refers to information prepared on the same basis as the interim financial report of the Westpac Group for the half year ended 31 March 2009 which incorporates the results of St.George from, and including, 18 November 2008; and

•

“Pro forma financial information”(1) is prepared assuming that the merger was completed on 1 October 2007 and is based on aggregating Westpac and St.George’s financial results from this date. Pro forma financial information is presented to facilitate a more meaningful comparison of the Westpac Group’s performance for the six months ended 31 March 2009. Pro forma income statements are presented on a cash earnings basis. The commentary on the performance of the Group in Section 5, and the performance of the business units in Section 6, is based on the pro forma financial information.

2.1.1                  Basis of preparation of pro forma financial information

The pro forma financial information for the half years ended 31 March 2009 (“First Half 2009”), 30 September 2008 (“Second Half 2008”) and 31 March 2008 (“First Half 2008”) has been prepared on the basis described below.

Income statements and associated notes to the income statement

•             First Half 2008 and Second Half 2008 Group cash earnings and business unit cash earnings.

The pro forma income statements for the Westpac Group and business unit cash earnings results for the First Half 2008 and Second Half 2008 have been prepared as if the merger between Westpac and St.George was completed on 1 October 2007. The information presented aggregates the previously reported group cash earnings results of the two entities for these periods.

There has been no change to the previously reported cash earnings of Westpac and St.George to aggregate pro forma Group cash earnings, however, classification adjustments have been made to previously reported line items of St.George cash earnings to align them with Westpac Group disclosures. The impact of the allocation of purchase consideration, associated fair value adjustments and impacts of accounting policy alignments have not been included in the comparatives.

There were no material transactions between Westpac and St.George requiring elimination in the pro forma income statements.

The income statements of the business units have been prepared assuming the re-organisation of the merged Group into the current operating model (which became effective in July 2008) occurred on 1 October 2007. For example, St.George wealth operations are now reported in BT Financial Group.

(1)  Important information on the basis of preparation of pro forma financial information — The pro forma financial information is prepared on the assumption that the merger was completed on 1 October 2007 with the exception of the impact of the allocation of purchase consideration, associated fair value adjustments and accounting policy alignments, which are only incorporated from the actual date of the merger, 17 November 2008, for consolidation purposes. The pro forma financial information is unaudited. It is provided for illustrative information purposes to facilitate comparisons of the latest period with prior periods and is not meant to be indicative of the results of operations that would have been achieved had the merger actually taken place at the date indicated.

The pro forma financial information should be read in conjunction with:
•	The reported financial information in this announcement; and
•	The historical consolidated financial statements of Westpac and St.George as at and for the year ended 30 September 2008.

Future operating results may differ materially from the unaudited pro forma financial information presented in this announcement due to various factors including those described under “Disclosure Regarding Forward-Looking Statements” in Section 9.2 and under the section captioned “Principal risks and uncertainties” in Westpac’s 2009 Interim Financial Report.

BASIS OF PREPARATION AND STRUCTURE OF DOCUMENT	Interim Profit Announcement 2009

Pro forma combined notes associated with the income statements, including net interest income, non-interest income and operating expenses, have been prepared on the basis set out above. These notes are included in Section 7.

•             First Half 2009 Group cash earnings and business unit cash earnings

The pro forma Group income statement and business unit income statements for the First Half 2009 are presented on the basis that Westpac and St.George were a merged Group from 1 October 2008.

In calculating cash earnings for First Half 2009, the difference in approach to prior periods is a consequence of the merger with St.George. Material one-off fair value impacts associated with the merger have been excluded from cash earnings, namely the $168 million gain on deposits and short term wholesale funding and the amortisation of intangible items. Other fair value items have been included from the 17 November 2008, and are not material in this result.

Reconciliations between the reported income statements of Westpac and St.George and the pro forma income statements for First Half 2008, Second Half 2008 and First Half 2009 are shown in sections 11.1 and 11.4.

Balance sheets and average balance sheets

•             Balance sheets as at 31 March 2008 and 30 September 2008

The pro forma balance sheets as at 31 March 2008 and 30 September 2008 have been prepared by aggregating the respective reported statutory balance sheets of Westpac and St.George at these dates. The presentation of certain comparatives of St.George have been aligned with the presentation of Westpac Group’s balance sheet to facilitate trend analysis.

The pro forma balance sheets at 31 March 2008 and 30 September 2008 have not been adjusted to reflect the impact of the allocation of purchase consideration, associated fair value adjustments, and accounting policy alignments arising from the merger.

Pro forma loans, deposits, impairment provisions and impaired assets notes associated with the balance sheet have also been prepared on the basis set out above. These notes are included in Section 7.

Cross holdings of liquid securities between Westpac and St.George at 31 March 2008 and 30 September 2008 have not been eliminated in the pro forma balance sheets.

Reconciliations between the reported statutory balance sheets of Westpac and St.George and the pro forma balance sheets at 31 March 2008 and 30 September 2008 are shown in Section 11.5

•             First Half 2008, Second Half 2008 and First Half 2009 average balance sheets

The pro forma average balance sheets have been prepared using the same principles as the pro forma income statements and pro forma balance sheets with the exception that the average balance sheet methodology for St.George has been changed, where applicable, from a monthly average approach to a daily average approach. As a result, the St.George components of the pro forma average balance sheets for First Half 2008 and Second Half 2008 will not agree to the St.George average balance sheets previously disclosed.

Reconciliations between the previously reported average balance sheets of Westpac and St.George and the pro forma balance sheets for First Half 2008 and Second Half 2008 are shown in Section 11.6.

Earnings per share

Pro forma cash earnings per share for the First Half 2009 is calculated based on the pro forma cash earnings result and a pro forma weighted average number of shares. The pro forma weighted average number of shares assumes the 742.6 million new Westpac ordinary shares issued in relation to the merger were issued on 1 October 2008.

Pro forma cash earnings per share has not been calculated for First Half 2008 or Second Half 2008.

Key metrics

Where it is considered appropriate and meaningful, key metrics for First Half 2008, Second Half 2008 and First Half 2009 have been prepared on a pro forma basis to provide an indication of what these key metrics may have been if the merger of Westpac and St.George had occurred on 1 October 2007.

Pro forma key metrics included in this document include:

•             Market share and system multiples;

•             Product spreads;

BASIS OF PREPARATION AND STRUCTURE OF DOCUMENT	Interim Profit Announcement 2009

•             Movements in impaired assets;

•             Loan and deposit growth; and

•             Funds under management (“FUM”) and funds under administration (“FUA”).

Capital, funding and asset quality disclosures

The capital position and asset quality metrics have not been prepared on a pro forma basis as it is considered more meaningful to compare the capital and asset quality positions of Westpac prior to the merger with the respective positions at 31 March 2009 following implementation of the merger.

Pro forma funding comparatives have not been provided as it is not practical to do so.

REPORTED RESULTS	Interim Profit Announcement 2009

3.1                               REPORTED RESULTS

Reported net profit attributable to equity holders of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of A–IFRS and regulations applicable to authorised deposit taking institutions (ADIs).

Westpac’s reported net profit, adjusted for the addition of the cash earnings of St.George prior to the merger and the relevant cash earnings adjustments(1), reflects the pro forma cash earnings results of the merged Group.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	5,558	3,752	3,470	48	60
Non-interest income	2,529	1,955	2,428	29	4
Net operating income	8,087	5,707	5,898	42	37
Operating expenses	(3,429)	(2,899)	(2,556)	(18)	(34)
Core earnings	4,658	2,808	3,342	66	39
Impairment charges	(1,557)	(498)	(433)	large	large
Profit from ordinary activities before income tax	3,101	2,310	2,909	34	7
Income tax expense	(885)	(613)	(674)	(44)	(31)
Net profit	2,216	1,697	2,235	31	(1)
Net profit attributable to minority interests	(41)	(40)	(33)	(3)	(24)
NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	2,175	1,657	2,202	31	(1)

St .George cash earnings prior to merger(2)	163	718	603	n/a	n/a

WBC Group cash earnings adjustments:

Non-merger related cash earnings adjustments:
TPS revaluations(1)	(106)	(24)	(33)	large	large
Treasury shares(1)	(4)	(6)	(19)	33	79
Unrealised NZ Retail earnings hedges(1)	(8)	1	3	large	large
Ineffective hedges(1)	(5)	2	(3)	large	(67)
Gain from BTIM IPO(1)	—	20	(106)	(100)	100
Gain from Visa IPO(1)	—	—	(205)	—	100
One-off expenses(1)	54	226	—	(76)	—
	(69)	219	(363)	(132)	81

St.George merger related cash earnings adjustments:
Merger transaction and integration expenses(1)	90	11	—	large	—
Amortisation of intangible assets(1)	54	—	—	—	—
Short-term wholesale funding and deposits(1)	(118)	—	—	—	—
	26	11	—	136	—

Total WBC Group cash earnings adjustments	(43)	230	(363)	(119)	88

PRO FORMA CASH EARNINGS	2,295	2,605	2,442	(12)	(6)

Net profit attributable to equity holders decreased 1% on the First Half 2008 driven by 39% growth in core earnings, offset by a significant increase in impairment charges. A primary driver of the increase in the income result was the inclusion of St.George results from 18 November 2008. Drivers of the underlying business performance are covered in the pro forma result in Section 5.

Significant one-off items included in the First Half 2008 result, being gains from the initial public offerings (IPO) of Visa Inc. and BT Investment Management Limited (BTIM), were not repeated.

Notes explained on page 9.

REPORTED RESULTS	Interim Profit Announcement 2009

3.1.1                     Reported Key Financial Data — Earnings

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09

Shareholder value
Earnings per ordinary share (cents)	84.3	88.0	118.0	(4)	(29)
Weighted average ordinary shares (millions)	2,579	1,878	1,865	37	38
Fully franked dividends per ordinary share (cents)	56	72	70	(22)	(20)
Dividend payout ratio (%)	74.9	81.8	59.3	large	large
Net tangible assets per ordinary share ($)	7.92	7.71	7.50	3	6

Productivity and efficiency
Expense to income ratio (%)	42.4	50.8	43.3	large	90bps
Total banking expense to income ratio (%)	40.6	50.3	42.1	large	150bps

Business performance
Interest spread (%)	2.17	1.80	1.72	37bps	45bps
Interest margin (%)	2.35	2.10	2.05	25bps	30bps
Average interest earning assets ($m)	476,095	360,701	342,613	32	39

Notes explained on page 9.

REPORTED RESULTS	Interim Profit Announcement 2009

3.2                               SUMMARY BALANCE SHEET

3.2.1                     Reported Summary Balance Sheet

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Assets
Cash	3,866	4,809	4,109	(20)	(6)
Due from other financial institutions	24,494	21,345	30,094	15	(19)
Trading assets, financial assets and available-for-sale
securities	35,474	43,694	27,462	(19)	29
Derivative financial instruments	50,877	34,810	22,859	46	123
Loans	448,872	313,545	298,100	43	51
Life insurance assets	10,635	12,547	13,407	(15)	(21)
Other assets	20,012	8,926	9,138	124	119
Total assets	594,230	439,676	405,169	35	47
Liabilities
Due to other financial institutions	11,842	15,861	13,776	(25)	(14)
Deposits	322,233	233,730	223,477	38	44
Trading liabilities and other financial liabilities	14,405	16,689	10,481	(14)	37
Derivative financial instruments	50,216	24,970	19,627	101	156
Debt issues	125,109	100,369	92,397	25	35
Life insurance liabilities	10,039	11,953	12,738	(16)	(21)
Loan capital	12,271	8,718	6,692	41	83
Other liabilities	11,627	7,915	6,970	47	67
Total liabilities	557,742	420,205	386,158	33	44
Equity
Equity attributable to equity holders of WBC	34,556	17,547	17,091	97	102
Minority interests	1,932	1,924	1,920	—	1
Total equity	36,488	19,471	19,011	87	92

3.2.2                     Key Financial Data – Reported Profitability and Capital Adequacy

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
Return on average ordinary equity	14.9%	19.3%	27.2%	large	large
Average ordinary equity ($m)	29,205	17,202	16,196	70	80
Average total equity ($m)	31,118	19,123	18,111	63	72
Total committed exposures (TCE) ($m)	657,303	495,389	462,109	33	42

Tier 1 capital ratio	8.4%	7.8%	7.4%	60bps	100bps
Total regulatory capital ratio	11.4%	10.8%	10.1%	60bps	130bps
Risk weighted assets ($m)	280,029	195,505	186,963	43	50

Notes explained on page 9.

REPORTED RESULTS	Interim Profit Announcement 2009

3.2.3                  Key Financial Data — Reported Asset Quality

	As at	As at	As at	% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 08-		Mar 08-
	2009	2008	2008	Mar 09		Mar 09
Net impaired assets to equity and collectively assessed provisions	4.3%	3.0%	2.6%	(130bps	)	(170bps	)
Total impaired assets to gross loans	0.7%	0.4%	0.3%	(30bps	)	(40bps	)
Total impaired assets to equity and total provisions	8.1%	5.4%	4.6%	(270bps	)	(350bps	)
Total impairment provisions to total impaired assets	48.4%	45.4%	44.2%	300bps		large
Total stressed exposures as a % of total committed exposures	2.1%	1.3%	1.0%	(80bps	)	(110bps	)
Total provisions to gross loans	99bps	69bps	62bps	30bps		37bps
Collectively assessed provisions to performing non-housing loans(3)	152bps	113bps	104bps	39bps		48bps
Collectively assessed provisions to risk weighted assets	110bps	90bps	83bps	20bps		27bps
Collectively assessed provisions to credit risk weighted assets	125bps	105bps	94bps	20bps		31bps
Total provisions to risk weighted assets	160bps	111bps	100bps	49bps		60bps

Notes explained on page 9.

REPORTED RESULTS	Interim Profit Announcement 2009

3.3                               EXTENDED PERFORMANCE SCORECARD

Customer

Strategic Objectives:

•             Earn all our customers business.

Indicator (%)	Latest available		2008		2007		2006		2005
Customer Satisfaction
- Consumer Westpac (Australia)(4)	73	(5)	73		74		70		72
- Business Westpac (Australia)(6)	77	(5)	81		72		66		67
- Consumer St.George(4)	77	(5)	78		79		77		78
- Business St.George(7)	79	(8)	n/a	(8)	74		71		79
- Consumer Westpac NZ(9)	58		57		59	(9)	58	(10)	58	(10)
- Business Westpac NZ(11)	60		60		56		61		51

Social and Environment

Strategic Objectives:

•             Maintain our support for the community;

•             Minimise our direct environmental footprint; and

•             Engage employees around climate change issues and impacts.

Indicator	Pro forma 2008		2008		2007	2006	2005
Community contributions (A$m)(12),(13)	66	(14)	56		52	47	44
Greenhouse gas emissions (Equivalent tonnes of CO2 emissions)	179,668	(14)	111,400	(15)	108,300	111,000	124,500
Total Electricity Consumption (MWh)	220,280	(14)	123,009	(15)	105,341	101,091	111,785

People

Strategic Objectives:

•             Attract most skilled and engaged people;

•             Build an achievement culture; and

•             Support reliable operations, systems and processes.

Indicator (%)	Latest available		2008	2007	2006	2005
Employee turnover (total)	17	(16)	19	17	17	16
Employee engagement (% employees reporting a positive score) (18)	78	(17)	78	—	—	—
Lost Time Injury Frequency Rate (Group) (Injuries per one million hours worked)	3.0	(19)	3.4	3.8	5.2	5.8

Notes explained on page 9.

REPORTED RESULTS	Interim Profit Announcement 2009

Notes to sections 3.1, 3.2, and 3.3

(1)

We consider cash earnings a more appropriate measure of financial performance than net profit after tax. It adjusts the reported results for material items to ensure they appropriately reflect profits normally available to ordinary shareholders. These include:

•

TPS revaluations — Cash earnings adjusts for economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as minority interests. The hybrid instrument itself is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving cash earnings as it does not affect the Group’s profits over time;

•

Treasury shares — Under A—IFRS, Westpac shares held by Westpac in the managed funds and life business are deemed to be Treasury shares and earnings from these shares are reversed as these are not permitted to be recognised as income. In deriving cash earnings, these earnings are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are revalued in deriving income;

•

Unrealised New Zealand (NZ) Retail earnings hedges — The unrealised profit/loss on the revaluation of hedges on future New Zealand earnings impacting non—interest income is reversed in deriving cash earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect profits available to shareholders;

•

Ineffective hedges — The gain/loss on ineffective hedges is reversed in deriving cash earnings in the current period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect profits available to shareholders.

•

Amortisation of intangible assets — The merger resulted in the recognition of identifiable intangible assets which include brands, the core deposits intangible and credit card and financial planner relationship intangible assets. The recognised balance of the majority of these intangible assets will be amortised over their useful life ranging between 5 and 9 years. The amortisation of intangible assets (excluding software) is a cash earnings adjustment because it is a non-cash flow item and does not affect returns to shareholders.

•

Significant Items — Cash earnings also adjusts for significant items. These items have been detailed in this announcement as individually significant due to their size and non—recurring nature. The First Half 2009 includes adjustments for merger transaction and integration expenses, an adjustment in relation to the unwind of a short-term wholesale funding and deposits merger accounting adjustment and an adjustment relating to a litigation provision.

The deposit and short-term wholesale funding merger accounting adjustment associated with the accounting for the merger will be unwound during the year ending 30 September 2009 reflecting the contractual maturity of the deposits and borrowings and has increased net interest income by $168 million in First Half 2009. Due to the significant size and non-recurring nature of this adjustment, it has been treated as a cash earnings adjustment.

The Group has recognised a provision of $77 million ($54 million after tax) with respect to long-standing legal proceedings where a judgment was received during the First Half 2009. This will be treated as a one-off expense cash earnings adjustment due to its size and non-recurring nature.

For the First Half 2008 and Second Half 2008, significant items included adjustments for the gain associated with the initial public offering (IPO) of BT Investment Management Limited (BTIM), the gain associated with the IPO of Visa Inc., merger transaction and integration costs and one-off expenses. Westpac incurred one-off expenses of $323 million in the Second Half 2008 in relation to efficiency initiatives and capitalised expense reviews.

Reconciliations between reported results and cash earnings by key line item for each period are provided in Section 11.1 Group Half Year Earnings Reconciliations.

(2)

St.George cash earnings prior to the merger in First Half 2009 only relates to the cash earnings of St.George from 1 October 2008 to 17 November 2008, the date of the merger for consolidation purposes.

(3)	Non-housing loans have been determined on a loan purpose basis.

(4)

Results measure satisfaction for Main Financial Institution (MFI) customers. Australian respondents aged 14+. Percentage of customers Very or Fairly satisfied. 12 month moving average data. Latest available figure to March 2009. Source: Roy Morgan Research. Previous data is 12 months rolling to September 2005, 2006, 2007 and 2008.

(5)	Latest available figure for March 2009.

(6)

Results measure satisfaction for Main Financial Institution (MFI) customers. Percentage of customers Very or Fairly satisfied. 12 Month moving average data, March 2009. Source: TNS Business Finance Monitor. Previous data is 12 months rolling to September 2005, 2006, 2007 and 2008.

(7)	Survey and analysis conducted by Jones Donald Strategy Partners. Aggregated scores have been weighted to reflect customer distribution of St.George and BankSA Commercial.

(8)

The Annual survey was not conducted in 2008, however a quarterly survey was conducted in both November 2008 and February 2009 among a smaller sample. These two surveys identified have been aggregated to give one score shown under ‘latest available’.

(9)

Source: Nielsen Consumer Finance Monitor. Toplines Q208 to Q109 (latest available and 2008). Nielsen implemented new survey methodology in the December 2007 quarter and comparatives for 2005 to 2007 are unable to be revised. The data provided shows the 12 month rolling average data.

(10)	From 2005 to 2007 Nielsen Consumer Finance Monitor face to face Rolling 4 quarters.

(11)	TNS Conversa Business Finance Monitor Rolling 4 quarters.

REPORTED RESULTS	Interim Profit Announcement 2009

(12)	Measured annually as at 30 September.

(13)

Pro forma 2008 includes St.George and Westpac New Zealand community contributions as at 30 September 2008 — unaudited figure. Comparatives for 2005 to 2008 are Westpac Australia only. Pro forma 2008 figures include $38.4 million from foregone revenue for the fee-free accounts for non-profit organisations and low income earners in 2008 (2007: $31 million).

(14)	Proforma Westpac Group figures including St.George. Scope 1 and 2 greenhouse gas emissions and electricity consumption for the period 1 July 2007 to 30 June 2008.

(15)

The 2008 figures reflect the period from July 2007 to 30 June 2008. From 2007 the data includes only Scope 1 and 2 emissions for the reporting period ending 30 June in line with the requirements of the National Greenhouse and Energy Reporting (NGER) requirement. Scope 3 emissions are excluded for this period. The 2005 and 2006 comparatives are for Australia only, include Scope 3 emissions data for paper and are reported to 30 Sept year end.

(16)	Latest available data is a consolidated Group figure including St.George based on 12 month rolling average data to end March 2009. Comparatives are pre-merger and do not include St.George numbers.

(17)

Latest available data from May 2008 is pre merger and does not include St.George or BankSA. In 2008, Employee Engagement replaced Employee Commitment as the lead indicator. A post merger ‘pulse’ check survey of the merged entity showed an Employee Engagement score of 82.

(18)	Westpac only figures from annual Staff Perspectives Survey (SPS) typically conducted in May each year. A post merger ‘pulse’ check survey of merged entity showed an employee engagement score of 82.

(19)	Latest available figure (end March 2009) includes St.George. Comparatives are pre merged entity.

PRO FORMA INFORMATION	Interim Profit Announcement 2009

4.1                               PRO FORMA CASH EARNINGS

Reported results are adjusted to include the addition of the cash earnings of St.George prior to the merger (pro forma adjustments) and for material items to ensure they appropriately reflect profits normally available to ordinary shareholders (cash earnings adjustments).

The impact of these cash earnings adjustments(1) and some accounting classifications(2) are significant when analysing the composition of the reported financial results. Our approach is to adjust for these items when evaluating inter-period movements of the components of the results.

Throughout this profit announcement, reporting of financial performance will refer to “pro forma cash earnings” unless otherwise noted.

Analysis of pro forma cash earnings by key line item

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	5,678	5,029	4,623	13	23
Non-interest income	2,629	2,625	2,581	—	2
Net operating income	8,307	7,654	7,204	9	15
Operating expenses	(3,355)	(3,216)	(3,224)	(4)	(4)
Core earnings	4,952	4,438	3,980	12	24
Impairment charges	(1,611)	(664)	(541)	(143)	(198)
Operating profit before tax	3,341	3,774	3,439	(11)	(3)
Income tax expense	(1,005)	(1,112)	(949)	10	(6)
Net profit	2,336	2,662	2,490	(12)	(6)
Net profit attributable to minority interests	(41)	(41)	(33)	—	(24)
Preference dividends	—	(16)	(15)	100	100
Pro Forma Cash Earnings	2,295	2,605	2,442	(12)	(6)
Effective tax rate	30.1%	29.5%	27.6%	(60bps )	(250bps )

The following table reconciles First Half 2009 cash earnings between Westpac Group pro forma cash earnings (including St.George results from 1 October 2008) and the Westpac Group adjusted cash earnings that only includes St.George earnings from 18 November 2008, following the merger. In this document, all references to First Half 2009 cash earnings refer to the pro forma cash earnings of $2,295 million.

	Cash earnings reconciliation
		St.George
	Including St.George	cash earnings
	from	1 October 2008 to	Pro forma
$m	18 November 2008	17 November 2008	cash earnings
Net interest income	5,390	288	5,678
Non-interest income	2,427	202	2,629
Net operating income	7,817	490	8,307
Operating expenses	(3,149)	(206)	(3,355)
Core earnings	4,668	284	4,952
Impairment charges	(1,557)	(54)	(1,611)
Operating profit before tax	3,111	230	3,341
Income tax expense	(938)	(67)	(1,005)
Net profit	2,173	163	2,336
Net profit attributable to minority interests	(41)	—	(41)
Cash Earnings	2,132	163	2,295

(1)	Cash earnings adjustments are explained on page 9.
(2)

Policy Holder Tax Recoveries — Income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy holder tax recoveries) are reversed in deriving income and taxation expense under the cash earnings basis.

PRO FORMA INFORMATION	Interim Profit Announcement 2009

4.1.1                  Pro Forma Key Financial Data — Shareholder Value

	Pro forma			% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
Cash earnings per ordinary share (cents)	82.4	100.1	98.2	(18)	(16)
Economic profit ($m)(1)	1,019	1,395	1,384	(27)	(26)
Weighted average ordinary shares (millions) - cash earnings(2)	2,786	1,886	1,873	48	49
Dividend payout ratio - cash earnings (%)(3)	71.0	71.9	71.3	(1)	—

4.1.2                  Pro Forma Key Financial Data — Productivity and Efficiency and Business Performance

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
Productivity and efficiency
Expense to income ratio (%) - cash earnings	40.4%	42.0%	44.8%	160bps	440bps
Total banking expense to income ratio (%) - cash earnings	38.5%	40.8%	43.8%	230bps	large
Reported Full-time equivalent employees (FTE)	36,733	36,690	37,562	—	(2)

Business performance
Interest spread (%)	2.05	1.74	1.68	31bps	37bps
Interest margin (%)	2.24	2.05	2.00	19bps	24bps
Average interest earning assets ($m)	511,122	494,826	466,407	3	10

(1)

For First Half 2009, there has been a change in the capital charge, used to calculate Economic Profit, from 10.5% of average ordinary equity to 11% of average ordinary equity to reflect rising risk premiums.

(2)

Weighted Average Ordinary Shares – Cash Earnings – The statutory weighted average ordinary shares are adjusted for the impact of Westpac shares held by Westpac (Treasury shares) to derive the “weighted average ordinary shares – cash earnings”, which is used to calculate cash earnings per share. This reverses the impact of Treasury shares, consistent with our basis for determining cash earnings.

(3)

Dividend payout ratio – cash earnings for First Half 2009 is calculated as actual aggregate cash dividends divided by pro forma cash earnings due to the significant number of shares issued as part of the merger and recent capital management activity. Prior period dividend payout ratios have not been revised and are calculated as dividends per share divided by cash earnings per ordinary share.

PRO FORMA INFORMATION	Interim Profit Announcement 2009

4.2                               SUMMARY BALANCE SHEET

4.2.1                  Pro Forma Summary Balance Sheet

		Pro forma	Pro forma
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Assets
Cash	3,866	5,031	4,404	(23)	(12)
Due from other financial institutions	24,494	31,962	38,738	(23)	(37)
Trading assets, financial assets and available-for-sale securities	35,474	53,886	35,677	(34)	(1)
Derivative financial instruments	50,877	38,200	25,481	33	100
Loans	448,872	433,514	411,543	4	9
Life insurance assets	10,635	12,547	13,407	(15)	(21)
Other assets	20,012	11,974	12,167	67	64
Total assets	594,230	587,114	541,417	1	10
Liabilities
Due to other financial institutions	11,842	17,606	14,659	(33)	(19)
Deposits	322,233	317,286	299,142	2	8
Trading liabilities and other financial liabilities	14,405	21,867	12,223	(34)	18
Derivative financial instruments	50,216	27,261	22,676	84	121
Debt issues	125,109	143,168	136,094	(13)	(8)
Life insurance liabilities	10,039	11,953	12,738	(16)	(21)
Loan capital	12,271	11,963	9,317	3	32
Other liabilities	11,627	9,536	8,696	22	34
Total liabilities	557,742	560,640	515,545	(1)	8
Equity
Equity attributable to equity holders of WBC	34,556	24,543	23,946	41	44
Minority interests	1,932	1,931	1,926	—	—
Total equity	36,488	26,474	25,872	38	41

PRO FORMA INFORMATION	Interim Profit Announcement 2009

4.2.2                     Key Financial Data — Pro Forma Profitability

	Pro forma			% Mov’t		% Mov’t
	Half Year	Half Year	Half Year	Sept 08-		Mar 08-
	March 09	Sept 08	March 08	Mar 09		Mar 09
Cash earnings to average ordinary equity	14.3%	21.9%	22.7%	large		large
Cash earnings to tangible ordinary equity	21.7%	25.6%	26.6%	(390bps	)	large
Average ordinary equity ($m)	32,173	17,202	16,196	87		99
Average tangible ordinary equity ($m)(1)	21,226	14,762	13,812	44		54

4.2.3                  Key Financial Data — Pro Forma Impairment Charges

	Pro forma	Pro forma	Pro forma	% Mov’t		% Mov’t
	Half Year	Half Year	Half Year	Sept 08-		Mar 08-
	March 09	Sept 08	March 08	Mar 09		Mar 09
Impairment charges to average loans annualised	73bps	31bps	27bps	(42bps	)	(46bps	)
Annualised write-offs to average loans	17bps	18bps	12bps	1bp		(5bps	)

(1)	Average tangible ordinary equity is calculated as average ordinary equity less average goodwill and other tangible assets (excluding capitalised software).

PRO FORMA INFORMATION	Interim Profit Announcement 2009

4.3                               MARKET SHARE AND PRODUCT SPREAD METRICS

4.3.1                     Market Share

		Pro forma	Pro forma
Australia - Market Share (%)	1H09	2H08	1H08
Banking System (APRA)(1)
Housing credit(2)	25%	25%	25%
Cards	26%	26%	27%
Household deposits	23%	23%	24%
Business deposits	22%	22%	21%

Financial System (RBA)(3)
Housing credit(2)	22%	22%	21%
Business credit	17%	17%	17%
Retail deposits(4)	21%	20%	19%

New Zealand(5) - Market Share (%)(6)	1H09	2H08	1H08
Consumer lending	19%	19%	19%
Deposits	20%	21%	21%

4.3.2                     System Multiples

		Pro forma	Pro forma
Australia - System Multiples	1H09	2H08	1H08
Banking System (APRA)(1)
Housing credit(2)	1.4	1.1	1.0
Cards	0.5	0.5	0.5
Household deposits	1.1	0.7	0.8
Business deposits	0.8	1.7	0.9

Financial System (RBA)(3)
Housing credit(2)	2.0	1.6	1.2
Business credit	na	2.1	0.9
Retail deposits(4)	1.7	1.5	1.4

New Zealand(5) - System Multiples(6),(7)	1H09	2H08	1H08
Consumer lending	1.0	1.0	1.0
Deposits	0.5	0.5	1.2

4.3.3 Product Spreads

		Pro forma	Pro forma
Australia - Major Product Spreads	1H09	2H08	1H08
Mortgages	0.86	0.66	0.67
Business lending	1.67	1.49	1.56
Cards	6.59	5.26	5.06
Institutional lending (Global financing)	0.73	0.65	0.60
Retail deposits	1.67	2.09	2.11

New Zealand - Major Product Spreads	1H09	2H08	1H08
Consumer lending	1.55	1.27	1.11
Business lending(8)	1.70	1.56	1.50
Deposits	1.46	1.60	1.81

(1)	Source: APRA share/multiple of banking system.
(2)	Includes securitised loans.
(3)	Source: RBA share/multiple of financial system.
(4)	Retail deposits as measured in the RBA financial system includes financial corporations deposits.
(5)	New Zealand comprises the New Zealand retail banking operations.
(6)	Source: RBNZ.
(7)	System multiple calculated as a six month rolling average.
(8)	Business lending excludes Institutional banking.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.1                            PRO FORMA CASH EARNINGS SUMMARY

Pro Forma Cash Earnings

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	5,678	5,029	4,623	13	23
Non-interest income	2,629	2,625	2,581	—	2
Net operating income	8,307	7,654	7,204	9	15
Operating expenses	(3,355)	(3,216)	(3,224)	(4)	(4)
Core earnings	4,952	4,438	3,980	12	24
Impairment charges	(1,611)	(664)	(541)	(143)	(198)
Operating profit before tax	3,341	3,774	3,439	(11)	(3)
Income tax expense	(1,005)	(1,112)	(949)	10	(6)
Net profit	2,336	2,662	2,490	(12)	(6)
Net profit attributable to minority interests	(41)	(41)	(33)	—	(24)
Preference dividends	—	(16)	(15)	100	100
Pro Forma Cash Earnings	2,295	2,605	2,442	(12)	(6)
Effective tax rate	30.1%	29.5%	27.6%	(60bps )	(250bps )

Impact of Movements in the A$:NZ$ Exchange Rate(1)

	Half Year March 09 vs			Half Year March 09 vs
	Half Year March 08			Half Year Sept 08
	Pro forma			Pro forma
	cash	FX		cash	FX
	earnings	impact	% growth	earnings	impact	% growth
	% growth	$m	ex-FX	% growth	$m	ex-FX
Net interest income	23	27	23	13	(14)	13
Non-interest income(2)	2	19	3	—	18	1
Net operating income	15	46	16	9	4	9
Operating expenses	(4)	(14)	(4)	(4)	7	(4)
Core earnings	24	32	25	12	11	12
Impairment charges	(198)	(7)	(199)	(143)	4	(142)
Operating profit before tax	(3)	25	(2)	(11)	15	(11)
Income tax expense	(6)	(7)	(7)	10	(5)	9
Net Profit	(6)	18	(6)	(12)	10	(12)
Net profit attributable to minority interests	24	—	24	—	—	—
Pro Forma Cash Earnings	(6)	18	(6)	(12)	10	(12)

Movements in the Australian dollar (A$):New Zealand dollar (NZ$) exchange rate impact both individual line items and reported cash earnings. Movements in exchange rates decreased cash earnings $18 million compared to the First Half 2008. The $18 million foreign exchange impact on the interim result was due to the hedge rate for translating NZ$ retail earnings in the First Half 2009 being 8% higher than the hedge rate for the First Half 2008. The hedge rate for the First Half 2009 was 6% higher compared to the hedge rate for the previous six months and decreased cash earnings by $10 million.

The impact of the NZ$ hedges is reflected in non-interest income and was based on the hedge rates of 1.2223 for the First Half 2009 compared to 1.1545 for the Second Half 2008 and 1.1350 for the First Half 2008.

Movements in average exchange rates impact individual line items as each line is translated at the actual average exchange rate. The average rate for the First Half 2009 was 1.2050 compared to 1.2314 for the Second Half 2008, and 1.1566 for the First Half 2008.

(1)

We have removed the impact of movements in the A$:NZ$ exchange rate to provide readers with a better indication of the Group’s performance in local currency terms. Retranslation is net of realised earnings hedge gains/losses.

(2)

Non-interest income includes the impact of realised earnings hedges, which decreased non-interest income for the First Half 2009 by $11 million on the First Half 2008 and decreased non-interest income for the First Half 2009 by $23 million on the Second Half 2008.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

The decline in pro forma cash ROE reflects the increase in average ordinary equity associated with the issue of new shares to St.George shareholders for the merger, and share placements to institutional and retail investors during the First Half 2009, combined with the impact of lower cash earnings.

Overview

Operating conditions in the First Half 2009 were extraordinary. Global capital markets saw dramatically reduced availability of funding in October and were only reopened following the announcement of funding guarantees by a number of governments around the world, including the Australian and New Zealand governments. The pace of market deterioration accelerated with many financial systems around the world experiencing significant losses and structural imbalances, part public ownership of financial institutions, significant increases in Government intervention and monetary authorities significantly and rapidly lowering official interest rates. Equity and commodity markets were similarly affected with sharp falls in prices. The rapid deterioration in confidence accelerated already weakening economic conditions and Gross Domestic Product (GDP) growth in developed economies turned significantly negative resulting in the worst global economic conditions since World War II.

The Australian and New Zealand economies also further weakened, although Australia has been better placed relative to many developed economies. The reduction in global trade, and weaker business and consumer confidence has contributed to negative GDP growth and increased unemployment.

Despite increasingly difficult operating conditions, Westpac has remained focussed on delivering the central elements of its customer focussed strategy. The key achievements of the half were:

•                 Completing the merger with St.George and creating a merged Group with strong community focussed brands, around 10 million customers and a large distribution network, as well as creating large opportunities for productivity gain over the medium term;

•                 Significant progress in implementing the local market model under the Westpac brand in Australia, including hiring 60% of a planned 58 new regional general managers, increasing business relationship managers by nearly 200, adding an additional 85 front line staff, increasing cross-sell (especially in the strategically important Super-for-Life product) and introducing Net Promoter Scores at the local level;

•                 Increased focus on productivity and cost containment, reducing the expense to income ratio of the Group;

•                 Additional investments in technology, together with the development of a longer-term technology investment program; and

•                 Bolstering services and support to customers experiencing difficulties and to the community.

(1)	Cash Earnings Return on Ordinary Equity (Cash ROE) is the return delivered to ordinary shareholders. This is calculated by dividing cash earnings by average ordinary equity.
(2)	St.George cash earnings prior to the merger for 1H09 relates to the period 1 October 2008 to 17 November 2008, inclusive.
(3)	Cash ROE for First Half 2009 is on a pro forma basis.
(4)

Cash return on average tangible equity is calculated by dividing cash earnings by (average ordinary equity less average goodwill and other intangible assets (excluding capitalised software)). This is calculated on a pro forma basis for 1H09.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Financial Performance Summary(1)

Against the backdrop of extraordinary operating conditions, the Westpac Group has performed soundly over the past six months. Importantly it has significantly strengthened its balance sheet with:

•                 Higher capital backing;

•                 Further strengthened impairment provisioning; and

•                 An improved funding composition.

The capital strength of the Group has been enhanced through both institutional and retail share issues. Together with our recent hybrid issue, these share issues have accommodated the redemption of outstanding St.George hybrids and enabled us to absorb both a significant increase in the defined benefit superannuation scheme capital deduction following negative investment returns and the capital impact of accounting adjustments relating to the St.George merger. At the same time capital ratios have been maintained above our target ranges. As a proportion of risk weighted assets, Tier 1 capital significantly improved over the period to 8.37% from the pro forma level of 7.09% as at 30 September 2008.

Impairment provisions increased due to additional charges to profit and through merger accounting adjustments. Increases in individual and collectively assessed provision balances, including sizable increases in the economic overlay, have significantly strengthened provision coverage when compared to both impaired assets and measures of risk weighted assets.

Funding conditions were severely impacted by global developments during the period and wholesale borrowings were supported by Government guarantees. Notwithstanding this challenge the Group strengthened its funding profile through strong growth in customer deposits, increasing the duration of wholesale issuance and through larger liquid asset holdings. Higher quality customer deposits and longer than 1 year maturity wholesale issues, in aggregate, made up more than 80% of total funding.

Financial performance in the period was sound, with strong revenue growth and appropriate expense discipline offsetting much of the significant increase in impairment charges.

Revenue growth was significantly impacted by market developments. Lower equity markets and higher uncertainty reduced inflows to our wealth businesses and lowered funds management and administration fee income. More than offsetting this were higher customer volumes in our Foreign Exchange and Debt Markets businesses and successful market risk management in those areas and Group Treasury.

Market conditions also impacted margins, with a continuing increase in wholesale funding costs and a significant reduction in spreads on deposits as competition intensified. Offsetting these pressures and contributing to an overall improvement in margins, loans to all customer segments continued to be progressively repriced reflecting the higher funding costs and higher risk premium associated with the deteriorating business environment. Overall, margins have returned to levels prior to the onset of the global financial crisis but remain significantly lower than previous years.

A major impact on financial performance was impairment charges, which increased significantly during the period. The increase reflected the impact of three large corporate exposures that increased individual provisions, additional provisions related to borrowers exposed to asset market declines in our margin lending portfolios and a broad based deterioration in our business portfolios. Weaker economic conditions including lower consumer demand; a rapid contraction in resource related activity; and reduced returns from property development, led to higher business stress and delinquencies and commensurate credit provisioning.

(1)	Based on pro forma cash earnings for First Half 2009, Second Half 2008 and First Half 2008.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

First Half 2009 — First Half 2008

Cash earnings reduced by 6% to $2,295 million, with cash earnings per ordinary share declining 16% reflecting the impact of both lower earnings and higher capital. Income growth of 15% was particularly strong benefiting from solid lending growth, improved margins and strong WIB Markets revenue. Expense growth moderated to 4%. The expense to income ratio has improved by 440 basis points to 40.4%. The cash return on equity was 14.3%.

Net interest income increased 23%, driven by good volume growth, with loans up 9% and customer deposits up 24% combined with improved margins. Group Treasury interest income also contributed strongly.

Non-interest income increased 2%. Growth in fees and commissions was supported by increased customer activity particularly within the Institutional business with growth in origination and line fees. These increases offset reductions in other banking fees from lower volumes and activity. The contribution from our WIB Markets business was strong, leveraging increased customer flows and higher market volatility particularly in foreign exchange markets. Partially offsetting these increases was a decrease in wealth management income due to the decline in global markets over the year and reduced income associated with mark-downs of certain Specialised Capital Group (SCG) assets and securities.

Operating expenses increased by 4% compared to the First Half 2008. This includes items that, although recurring, were unusually large for this period, specifically a 52% increase ($54 million) in credit card loyalty costs due to a sharp increase in redemptions following the Qantas reward program redemption window that was open until 31 March 2009 and the $28 million increase in defined benefit superannuation plan costs associated with negative equity markets and lower discount rates. The additional costs for BTIM share based payments ($7 million) and the full period impact of RAMS franchise distribution business ($10 million) also contributed to expense growth. Reductions in amortisation expenditure following the impairment review carried out in 2008 and a focus on discretionary expenditure held expense growth to 4% .

Impairment charges of $1,611 million increased $1,070 million over the First Half 2008 as the stresses that started to become evident at the end of 2008 became more broad based in the First Half 2009. Deterioration in our New Zealand portfolios increased throughout the First Half 2009 as economic conditions worsened across both the business and the housing sectors. In Australia, impaired corporate and business exposures grew significantly while consumer delinquencies were only modestly higher. Individually assessed provisions (IAP) were $764 million higher, and new collectively assessed provisions increased $302 million including an additional $112 million for the economic overlay.

The effective tax rate increased to 30.1% from 27.6% in the First Half 2009. This was primarily due to the First Half 2008 benefiting from a $20 million reduction in the Group’s tax provision, and the benefit of non-taxable gains.

First Half 2009 — Second Half 2008

Cash earnings was $310 million lower, or down 12%. Cash earnings per ordinary share declined 18% reflecting the impact of both lower earnings and higher capital. Strong income growth of 9% was recorded with particularly good interest income growth. Expense growth was 4%.

Strong net interest income growth was recorded in all banking divisions as sound balance sheet growth was supported by improved margins. Higher margins were due to loan repricing, reflecting higher ongoing funding costs and increased risk premium and a strong contribution from Group Treasury.

Non-interest income was flat over the Second Half 2008. Growth in fees and commissions and WIB Markets income was offset by lower wealth management and insurance income associated with continued equity market weakness and increased insurance claims from adverse weather events. Other income decreased largely due to lower research and development rebates and a mark down in assets within the SCG business. The Second Half 2008 also included several one off items relating to a contractual income receipt in the St.George insurance business and asset sales, which were not repeated.

Operating expenses were up 4% compared to the six months ended 30 September 2008. The effects of higher credit card loyalty costs, continuing investment in our retail and business banking distribution networks, higher defined benefit superannuation expense, and unusually low expenditure in St.George during the second half of 2008 were partially offset by lower amortisation expenses.

The Group’s expense to income ratio on a cash earnings basis improved by 160 basis points to 40.4%.

Impairment charges increased $947 million to $1,611 million over the Second Half 2008 as the financial market crisis became more severe, domestic economic activity slowed and the deteriorating operating environment resulted in a $112 million increase in the Group economic overlay provision. Individually assessed provisions increased by $788 million and collective provisioning levels increased from 30 September 2008.

The effective tax rate increased by 60 basis points from 29.5% to 30.1%.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Business Unit Pro Forma Cash Earnings Summary

Compared to the First Half 2008:

Westpac Retail and Business Banking (Westpac RBB)

Up $147 million (17%) — Strong performance reflecting solid lending and deposit growth and improved margins.

St.George Retail and Business Bank (St.George RBB)(1)

Up $29 million (6%) - Improving operational momentum offset by higher impairment charges.

Westpac Institutional Bank (WIB)

Down $262 million (62%) - Very strong revenue performance offset by significant increase in impairments.

BT Financial Group (BTFG)

Down $43 million (17%) - Weaker asset markets, particularly equities, negatively impacting fee income.

New Zealand

Down NZ$37 million (15%) - Improved core earnings offset by higher impairment charges.

Pacific Banking

Up $24 million (53%) - Strong growth and solid foreign exchange performance boosts returns.

Group Business Unit (GBU)(2)

Down $5 million (3%) - Excellent Group Treasury performance enhancing returns offset by increased credit economic overlay.

(1)

St.George RBB represents banking products and services provided under the St.George and BankSA brands to consumer and small to medium-sized enterprise customers within Australia. It also includes middle market and corporate customers managed by St.George.

(2)	The Group Business Unit segment includes results of Group Treasury, Structured Finance and the Corporate Centre.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2                            REVIEW OF EARNINGS

5.2.1                  Net Interest Income

First Half 2009 — First Half 2008 (up $1,055 million (23%))

Net interest income was up 23% compared to the First Half 2008. The key drivers of growth were a 10% increase in average interest earning assets combined with a 24 basis point expansion in net interest margins. Average loans and receivables grew by 10%.

First Half 2009 — Second Half 2008 (up $649 million (13%))

Net interest income was up 13% compared to the Second Half 2008. Growth in average interest earning assets was 3% driven by loans and receivables and net interest margins were 19 basis points higher.

Loans(1)

		Pro forma	Pro forma
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia	395,939	381,232	359,967	4	10
Housing	234,408	220,802	208,920	6	12
Personal (loans and cards)	15,094	14,617	14,313	3	5
Business	145,973	141,518	131,138	3	11
Margin lending	4,074	5,785	6,626	(30)	(39)
Other (including provisions)	(3,610)	(1,490)	(1,030)	(142)	large

New Zealand (NZ $)(2)	55,828	55,584	53,285	—	5
Housing	31,898	31,191	30,463	2	5
Personal (loans and cards)	1,522	1,521	1,496	—	2
Business	22,720	22,985	21,352	(1)	6
Other (including provisions)	(312)	(113)	(26)	(176)	large

Other overseas	6,710	5,710	5,443	18	23

Group loans	448,872	433,514	411,543	4	9

First Half 2009 — First Half 2008

Total loan growth of 9% was lower than recent years as slower economic activity has scaled back the demand for credit. This has seen Australian financial system credit growth fall from 10% for the 12 months to 30 September 2008 to 5%(3) for the 12 months to 31 March 2009 and New Zealand system credit growth fall from 10% to 7%(4) over the same period.

In aggregate, total credit growth for the Westpac Group in Australia(5) was 10% compared to total system credit growth of 5%. In New Zealand(5), loan growth was 4% compared to system credit growth of 7%(4).

(1)	Spot loan balances.
(2)	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.
(3)	Source: Reserve Bank of Australia (RBA) financial system growth, 12 months to 31 March 2009.
(4)	Source: Reserve Bank of New Zealand (RBNZ) system growth, 12 months to 31 March 2009.
(5)

Westpac Group credit growth in Australia is based on total credit information provided to the RBA (12 months to 31 March 2009). New Zealand growth is a geographic view comprising New Zealand retail and New Zealand loans in WIB for the 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Loan growth had the following components:

•      Australian housing, up 12%, or $25.5 billion. Housing growth was 1.8 times financial system(1) and 1.2 times banking system(2). Westpac RBB mortgages increased 15% and St.George RBB mortgages grew 8%. Growth in Westpac RBB was assisted by the acquisition of RAMS franchise distribution business in January 2008.

•      Australian personal lending increased 5%, or $0.8 billion, as credit card growth remained slow partly due to the cautious approach applied to unsecured growth in this environment. The majority of growth was driven by St.George brands.

•      Australian business lending increased 11%, or $14.8 billion. Good growth was achieved in business lending over the year and institutional lending was up 10%.

•      Australian margin lending fell 39% or $2.6 billion following continued declines in equity markets and from assisting customers to reduce their exposures.

•      New Zealand housing lending increased 5%, or NZ$1.4 billion. Weaker demand from lower property prices and slower economic activity reduced growth.

•      New Zealand personal lending increased 2%, impacted by a slowing in consumer demand across the economy.

•      New Zealand business lending was up 6% or NZ$1.4 billion driven by continued growth in lending to agricultural customers.

First Half 2009 - Second Half 2008

Total loans were up 4% or $15.4 billion since 30 September 2008. Key drivers included:

•      Australian housing lending increased 6% or $13.6 billion, with growth continuing above system.

•      Personal lending increased 3% or $0.5 billion.

•      Australian business lending increased 3% or $4.5 billion. Growth was predominantly generated in St.George RBB.

•      Australian margin lending balances fell 30% or $1.7 billion, with the continuing decline a result of lower equity markets.

•      Growth in New Zealand lending was broadly flat. Housing lending increased 2% or NZ$0.7 billion offset by weaker business lending as customers sought to de-gear their balance sheets, particularly in institutional lending.

(1)	Source: Reserve Bank of New Zealand (RBNZ) system growth, 12 months to 31 March 2009.
(2)	Source: APRA system growth, 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Deposits(1)

		Pro forma	Pro forma
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia	272,673	265,628	247,675	3	10
At call	130,986	123,126	118,306	6	11
Term	82,323	61,572	47,231	34	74
Certificates of deposit	50,124	72,169	73,870	(31)	(32)
Non-interest bearing	9,240	8,761	8,268	5	12

New Zealand (NZ $)(2)	36,796	36,207	35,734	2	3
At call	14,988	13,950	13,316	7	13
Term	15,397	15,927	15,790	(3)	(2)
Certificates of deposit	4,069	4,163	4,285	(2)	(5)
Non-interest bearing	2,342	2,167	2,343	8	—

Other overseas	19,095	21,321	20,528	(10)	(7)

Group deposits	322,233	317,286	299,142	2	8

First Half 2009 — First Half 2008

Total deposits increased 8%, or $23.1 billion, since 31 March 2008. There has been a structural shift in the deposit mix, with a material increase in customer deposits (total deposits less treasury deposits), up $46.9 billion or 24%, and a decline in Treasury deposits, mostly certificates of deposit, down $23.8 billion or 24%.

The majority of the growth in customer deposits was in Australian consumer and business deposits, principally term deposits and on-line savings account balances. This much improved growth reflects the increased strategic focus placed on gathering deposits over the past year. In particular, we have rebalanced our incentives towards attracting deposits and have better aligned our pricing to meet customer expectations.

At the same time, deposit growth has benefited from a preference for bank deposits over investments in other asset classes, such as equities and cash management trusts. Early in the half this trend was also assisted by a flight to highly rated financial institutions.

The strong growth in customer deposits combined with slower loan growth has enabled the Group to reduce its reliance on certificates of deposits over the year and improve the Group’s funding mix.

In aggregate, total Westpac retail deposit growth in Australia(3) was 27% compared to system growth of 17%(3) In New Zealand(4) growth was 8%, compared to system growth of 11%(4).

Major deposit movements included:

•                 Australian customer deposits increased $46.0 billion, or 27%. The majority of this growth has been in term deposits, up 74%, reflecting consumer preference for the high relative returns as interest rates reduced.

•                 Strong growth was also recorded in at call accounts across both consumer and business customers, up 11%. The majority of consumer growth was directed to on-line savings accounts given the convenience and higher interest rates available. Institutional deposits were also up strongly due to an increased focus on deposit gathering and customers preferring to hold excess liquidity in bank deposits rather than in other instruments.

•                 Australian certificates of deposit declined $23.7 billion or 32%. Certificates of deposit are, to a large extent, utilised for short term funding purposes. Given lower loan growth and strong customer deposit growth we chose to reduce certificate of deposit balances over the period.

(1)	Spot deposit balances.
(2)	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.
(3)

Total Westpac retail deposit growth in Australia is based on Westpac’s total Australian deposits less Australian certificates of deposit provided to the RBA for Westpac (12 months to 31 March 2009). New Zealand growth is a geographic view comprising New Zealand retail deposits and New Zealand deposits in WIB for the 12 months to 31 March 2009.

(4)	Source: RBNZ system multiple, 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

•                 New Zealand at call and term deposits were up NZ$1.3 billion (4%). Growth was behind system, with Westpac choosing not to match some of the more aggressive market pricing in term deposits throughout much of the period. As a result, term deposits decreased 2% over the year. Most of the New Zealand deposit growth was recorded in consumer on-line savings accounts. New Zealand business deposits were also weak as businesses have responded to the more challenging environment by using excess cash to reduce gearing.

First Half 2009 — Second Half 2008

Total deposits increased $4.9 billion (2%) since 30 September 2008. Customer deposits increased a strong $27.9 billion or 13%, with a reduced need for Treasury short term wholesale funding.

The increase was largely comprised of:

•                 Australian customer deposits increased $27.4 billion or 15%. Most growth was achieved from consumer investing in higher interest rate products (term deposits and on-line savings accounts). Business deposit growth was more modest as businesses looked to reduce their gearing as the economy slowed. Good growth was achieved across both the Westpac and St.George retail networks and also with strong growth from institutional customers (up $10.2 billion or 30%) as corporate customers increasingly consolidated their deposits with one institution.

•                 Australian certificates of deposit decreased $22.0 billion or 31%, due primarily to a reduced need for Treasury wholesale deposits

•                 New Zealand at call and term deposits were up NZ$0.5 billion (2%). The modest growth in the half reflects a decision not to match some of the more aggressive pricing in the term deposit market.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Margins

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income (pro forma cash earnings basis)	5,678	5,029	4,623	13	23
Tax equivalent gross-up	23	34	38	(32)	(39)
Adjusted net interest income (pro forma cash earnings basis)	5,701	5,063	4,661	13	22
Average interest earning assets	511,122	494,826	466,407	3	10
Interest margin (%) (pro forma)	2.24%	2.05%	2.00%	19bps	24bps

First Half 2009 — First Half 2008

Net interest margin for the First Half 2009 was 2.24%, 24 basis points higher than the equivalent margin for the First Half 2008. The net interest margin has returned to levels consistent with First Half March 2007, which was prior to the onset of the global financial crisis. The major drivers of the recent improvement include increased Group Treasury income, and re-pricing of loans for higher risk premiums and increased funding costs. Higher funding costs were driven by wholesale funding markets remaining expensive as well as an increase in the cost of raising retail deposits. A significant portion of retail deposit growth was originated in term deposits at rates above inter-bank rates. The majority of the margin improvement has taken place in the past 6 months.

The tax equivalent gross-up, relating to Structured Finance transactions, was $23 million down 39% on the First Half 2008 reflecting the continued run-down in those assets.

The components of the margin increase were:

•                 An increase in asset mix/spread of 17 basis points, driven by:

•                  16 basis point increase in asset spreads as a result of favourable timing benefits as loans re-priced throughout the period for current and future higher funding costs and higher risk margins; and

•                  1 basis point increase due to the mix impacts from growth in higher margin business lending and a shift towards variable rate mortgages in New Zealand. This was partially offset by lower growth in higher margin credit card and personal loan products.

•                 A decrease in liability mix/spread of 10 basis points driven by:

•                  5 basis point decrease in deposit spreads as competition in retail deposits increased reflecting increased sector focus on retail deposits. The increased competition was primarily in higher rate term deposits and on-line savings accounts; and

(1) Represents merged margins based on previously reported data for Westpac and St.George.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

•                  5 basis point decrease due to mix impacts as liability growth was predominantly in higher rate term deposit and on-line savings accounts. Low rate transaction account balances in Australia decreased over the period. These impacts were partially offset by a lower reliance on wholesale funding as deposit growth exceeded loan growth, primarily in Australia.

•                 Group Treasury earnings contributed 10 basis points due to increased revenue in risk management activities, with Group Treasury particularly well positioned for the rapid movement in interest rates; and

•                 7 basis point positive impact from Institutional lending, Markets and Other which consisted of:

•                  2 basis points from higher margins on Institutional assets as loans have been progressively re-priced over the period and 3 basis points due to changes in markets income recorded as interest income; and

•                  The growth in relatively higher spread consumer and business assets was faster than Institutional assets, contributing 2 basis points to margins.

First Half 2009 — Second Half 2008

Net interest margin for the First Half 2009 was 2.24%, 19 basis points higher than the equivalent margin for the Second Half 2008. The increase was due to higher Treasury income and the re-pricing of loans for higher risk premium and increased funding costs across key loan portfolios.

The tax equivalent gross-up, relating to Structured Finance transactions, fell 32% to $23 million reflecting the run-down in those assets.

The components of the margin increase were:

•                 An increase in asset mix/spread of 16 basis points, driven by 16 basis point increase in asset spreads due to the benefit of repricing loans throughout the period in Australia and New Zealand. There was minimal impact from changes in the mix of assets;

•                 A decrease in liability mix/spread of 8 basis points, driven by:

•                  8 basis point decrease in liability spreads due to the strong competition for retail deposits, particularly term deposits; and

•                  There was no impact from changes in the mix of liabilities in Australia and New Zealand as increases in higher rate on-line and term deposit products were offset by a lower reliance on wholesale funding as loan growth continued to slow; and

•                 8 basis point contribution from Group Treasury.

The contribution from Institutional lending, Markets and Other was 3 basis points:

•                 1 basis point increase from higher margins on Institutional assets, following the progressive loan re-pricing and 2 basis points due to changes in Markets income recorded as interest income.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2.2                  Non-Interest Income(1)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Fees and commissions	1,380	1,330	1,330	4	4
Wealth management and insurance income	661	762	742	(13)	(11)
Trading income	779	411	440	90	77
Other income	(191)	122	69	large	large
Non-interest income	2,629	2,625	2,581	—	2

First Half 2009 — First Half 2008

Non-interest income increased $48 million (2%) compared to the First Half 2008. The impact of the New Zealand dollar and associated hedges reduced non-interest income growth by 1 percentage point.

Fees and commissions

The increase in fees and commissions of $50 million (4%) was comprised of the following:

•                 Banking and credit related fees were up $26 million (6%) to $444 million. The majority of this growth was driven by increases in credit line fees in the Institutional Bank. Fee growth across New Zealand, Westpac RBB and St.George RBB was moderate as the declining economic conditions impacted growth in business lending and lower levels of customer refinancing activity in the mortgage business.

•                 Transaction fees and commissions decreased $9 million to $829 million. Reductions in fees outlined below have been offset by increased card loyalty program income as a result of the spike in reward point redemptions driven by the Qantas Frequent Flyer withdrawal from the Altitude program at the end of March 2009. Income from reward point redemptions is offset by a similar amount recognised through operating expenses. The key drivers of lower fees were:

•                  Lower credit card scheme fees as a result of reduced scheme activity;

•                  The continued migration of customers to transaction accounts with lower fees and lower foreign ATM fees; and

•                  Lower levels of banking service volumes and lower levels of over the counter banking services income.

•                 Other non-risk fee income increased $33 million to $106 million. This result was primarily driven by increased arrangement fees earned in the Institutional Bank.

(1)

Refer Section 8 Note 5, page 108 for statutory accounts breakdown and pro forma Section 7 Note 4, page 91 for cash earnings breakdown. Refer Section 11, page 141 for reconciliation between statutory accounts and cash earnings. As discussed in Section 4.1, commentary is reflected on a cash earnings basis and does not directly align with reported noninterest income as disclosed in Section 7 Note 4.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Wealth management and insurance income

Wealth management and insurance income declined $81 million (11%). Group FUM decreased by $9.5 billion to $38.8 billion and Group FUA decreased by $13.7 billion to $62.0 billion as shown below:

		Pro forma	Pro forma
	As at	As at	As at	% Mov’t	% Mov’t
FUM/FUA	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$bn	2009	2008	2008	Mar 09	Mar 09
FUM
BT Financial Group	27.2	31.5	34.5	(14)	(21)
Advance Fund Management	2.0	2.5	2.9	(20)	(31)
Westpac Institutional Bank	7.9	9.3	9.3	(15)	(15)
New Zealand	1.7	1.7	1.6	—	6
Group FUM	38.8	45.0	48.3	(14)	(20)
FUA
BT Financial Group	35.7	41.6	42.4	(14)	(16)
Asgard	26.3	31.1	33.3	(15)	(21)
Group FUA	62.0	72.7	75.7	(15)	(18)
Total FUM/FUA	100.8	117.7	124.0	(14)	(19)

•                 BTFG FUM and FUA continued to be impacted by adverse investment market performance resulting in lower wealth management revenue for the First Half 2009;

•                 Net flows(1) for BTFG FUM were positive $0.6 billion over the First Half 2009 although this was down 83% on the First Half 2008; and

•                 Insurance income increased by $23 million (15%) with net premium income up $22 million (9%) on the First Half 2008. Growth in sales was partially offset by an increase of $12 million (27%) in General Insurance claims with a series of adverse weather events driving a higher level of claims. Despite the current economic environment, claims in Lenders Mortgage Insurance have only risen $2 million from the First Half 2008.

Trading

Trading income increased $339 million (77%) compared to the First Half 2008. WIB Markets contribution increased $242 million, with FX and Debt Markets businesses well positioned to take advantage of increased customer activity and market volatility. Pacific Banking contributed a further $22 million, mainly from Foreign Exchange. Treasury income, recorded in trading, increased $32 million.

Other income

Other income was a negative $191 million, $260 million lower compared to the First Half 2008 and was driven by the following:

•                 Specialised Capital Group (SCG) investment asset mark downs of $115 million in the First Half 2009. These assets were foundation investments in property and other transactions for ultimate sale into investment vehicles and now have a book value of $443 million;

•                 Mark to market losses on financial assets held at fair value of $53 million, including:

•                  $40 million related to credit portfolio management activity with economic hedges of these positions recorded in trading income. The net impact on operating income was a loss of $4 million; and

•                  Fair value loss of $11 million in investment stakes in Hastings Funds;

•                 There were no material asset sales this half; and

•                 Research and development (R&D) rebates(2) were $11 million lower in the First Half 2009.

(1)	Net flows represent the net of sales and redemptions. The impact of market movements is excluded.
(2)	R&D rebates recognised in non-interest income relating to qualifying development expenditure.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Non-interest income increased by $4 million compared to the Second Half 2008. The impact of the New Zealand dollar and associated hedges was not material.

Fees and commissions

The increase in fees and commissions of $50 million (4%) comprised the following:

•                 Banking and credit related fees increased $32 million (8%). The majority of this growth was driven by increases in credit line fees in the Institutional Bank, with more moderate growth across New Zealand, Westpac RBB and St.George RBB as the declining economic conditions impacted lending growth;

•                 Transaction fees and commissions were up $29 million (4%) to $829 million. The majority of this growth was generated by increased credit card loyalty program income as a result of the spike in reward point redemptions driven by the Qantas Frequent Flyer withdrawal from the Altitude program by the end of March 2009. These increases offset a reduction in underlying transaction fee income, particularly from lower credit card scheme fees, lower levels of banking service volumes and over the counter banking services income, and lower foreign ATM fees; and

•                 Other non-risk fee income decreased $8 million to $106 million. This result was primarily driven by lower arrangement fees earned in the Institutional Bank.

Wealth management and insurance income

Wealth management and insurance income declined by $101 million (13%). Group FUM decreased $6.2 billion and FUA decreased by $10.7 billion.

•                 FUA balances were impacted by adverse investment markets but partially offset by positive net flows into Wrap and Corporate Super;

•                 Net FUA inflows were $0.6 billion, representing a 1% increase, and net inflows for FUM remained neutral as net retail outflows were offset by net Institutional inflows; and

•                 Insurance income decreased $4 million (2%) due to an $18 million (45%) increase in General Insurance claims from a series of adverse weather events offsetting growth in net premium income of $13 million (5%).

Trading

Trading income increased $368 million (90%) compared to the Second Half 2008. The result was primarily driven by increased income from the WIB Markets businesses, up $367 million, as continued foreign currency volatility and increased customer activity has resulted in increased sales volumes and risk income for both the Foreign Exchange and Debt Markets businesses.

Other income

Other income decreased $313 million compared to the Second Half 2008 and was driven by the following:

•                 The same trends that impacted First Half 2009 compared to First Half 2008;

•                 Lower asset sales compared with Second Half 2008 which included revenue of $25 million from the sale of St.George’s shares held in Visa Inc. and upfront income related to the life insurance partnership with AIA Australia(1); and

•                 Research and development rebates were $12 million lower during the First Half 2009.

(1) American International Insurance Company (Australia) Limited, trading as AIA Australia.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

WIB Markets

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	102	39	(3)	162	large
Non-interest income	611	275	353	122	73
Trading income	662	295	420	124	58
Other non-interest income	(51)	(20)	(67)	(155)	24
Total WIB Markets income(1)	713	314	350	127	104

First Half 2009 — First Half 2008

WIB Markets income experienced strong growth of $363 million from the First Half 2008. The growth in the WIB Markets business reflects the continuing trend of increased customer flows and being well positioned to take advantage of volatile market conditions. Key drivers of the WIB Markets income growth were as follows:

•                 There was a significant revenue increase of $288 million in the Foreign Exchange, Commodities, Carbon and Energy (FX&CCE) business. Continued foreign currency volatility, improved competitive position and demand for AA rated banks as counterparties in the First Half 2009 have resulted in increased sales volumes. In addition, increased customer spreads driven by illiquid and volatile market conditions have also contributed to increased customer revenue. The business also benefited from a well managed trading portfolio; and

•                 An increase in Debt Markets income of $71 million due to higher sales and trading income offsetting lower gains on credit portfolio management. This includes increased net interest income due to the greater significance of interest rate products in the First Half 2009.

First Half 2009 — Second Half 2008

WIB Markets income increased $399 million compared to Second Half 2008 predominantly due to the strong revenue result achieved in the FX&CCE business. In addition, strong sales and trading income in Debt Markets resulted in an increase in Markets revenue of $146 million compared to Second Half 2008, with revenue from Structured Products in Equities also marginally higher on the comparative period.

WIB Markets Value at Risk (VaR)(2)

The higher markets trading income was derived from similar risk levels to those held in the previous periods.

Average VaR for the half year was $9.3 million compared to $9.5 million for the Second Half 2008 and $7.1 million for the First Half 2008.

VaR numbers for First Half 2009 include St.George trading positions from 18 November 2008. The impact of this inclusion on the overall Markets VaR is small, with St.George risk typically being less than 5% of the Markets total.

(1)	Total WIB Markets income includes income from sales and trading operations in Debt Markets, FX&CCE and Structured Products within the Institutional Bank.
(2)	VaR measures the potential size of loss for a given confidence level. Volatility is a key component in the VaR calculation and higher volatility increases VaR for the same given position.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2.3                  Operating Expenses

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Salaries & other staff expenses	(1,865)	(1,777)	(1,801)	(5)	(4)
Equipment & occupancy expenses	(463)	(489)	(449)	5	(3)
Other expenses	(1,027)	(950)	(974)	(8)	(5)
Total expenses	(3,355)	(3,216)	(3,224)	(4)	(4)

First Half 2009 — First Half 2008

Operating expenses increased 4%, or $131 million, compared to the First Half 2008. This includes items that, although recurring, were unusually large for this period, specifically:

•                 $54 million (52%) increase in credit card loyalty costs due to a sharp increase in redemptions following the Qantas reward program redemption window that was open until 31 March 2009 (offset by an equivalent increase in reward revenue); and

•                 $28 million increase in defined benefit superannuation fund costs associated with negative equity market returns and lower discount rates. The additional costs for BTIM share based payments ($7 million) and the full period impact of the RAMS franchise distribution business ($10 million) have also contributed to expense growth.

Reductions in amortisation expenditure following the impairment review carried out in 2008 and a focus on discretionary expenditure contributed to lower expense growth.

The Group’s expense to income ratio on a cash earnings basis improved by 440 basis points to 40.4%, reflecting strong revenue growth and an increased focus on productivity.

Salaries and Other Staff Expenses

Salaries and other staff expenses increased 4% or $64 million due to:

•                 General fixed salary increases of 4% and other market related increases;

•                 Increased cost of the Group’s defined benefit superannuation fund and increased BTIM share based payments;

•                 The above increases were partially offset by a decrease in average FTE across the Group, predominantly in support and head office functions; and

•                 The impact of lower employee numbers associated with the merger was not material in the First Half 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Equipment and Occupancy Expenses

Equipment and occupancy expenses increased $14 million (3%) compared to the First Half 2008 due to:

•                 Increased occupancy expenses following the sale and leaseback of St.George branches and the introduction of 3 new Westpac branches since 31 March 2008; and

•                 Partially offset by a reduction in the software depreciation charge resulting from the impairment review carried out during 2008, and the reduction of St.George software balances through the merger accounting process.

Other Expenses

Other expenses were up 5%, or $53 million compared to the First Half 2008 due to:

•                 Increased costs associated with a spike in credit card reward redemptions contributing $54 million to expense growth, combined with a $12 million increase in advertising costs relating to the full period impact of the RAMS franchise distribution business. In the First Half 2008 advertising costs were also lower than usual;

•                 Partially offsetting the above was a reduction in spending on purchased services, in part reflecting expenditure on compliance projects in 2008 (including Basel II and Anti-Money Laundering (AML)/Counter Terrorism Financing (CTF)) not repeated in 2009 and the timing of project expenditure; and

•                 A general focus on expense management has resulted in savings in training, travel and other expenses.

First Half 2009 — Second Half 2008

Operating expenses were up 4%, or $139 million, compared to the Second Half 2008. The effects of higher credit card loyalty costs, higher defined benefit superannuation expense and unusually low expenditure in St.George during the Second Half 2008 were partially offset by lower amortisation expenses.

The Group’s expense to income ratio on a cash earnings basis improved 160 basis points to 40.4%. The translation of New Zealand earnings increased the expense growth rate by 1 percentage point.

Salaries and Other Staff Expenses

Salaries and other staff expenses increased $88 million, or 5%, compared to the Second Half 2008 due to:

•                 Fixed salary increases and other market related increases combined with the increased cost of the Group’s defined benefit superannuation fund, BTIM share based payments and the impact of lower employee provisions in the Second Half 2008;

•                 Significantly lower St.George staff expenses in Second Half 2008; and

•                 The impact of lower employee numbers associated with the merger was not material in the First Half 2009.

Equipment and Occupancy Expenses

Equipment and occupancy expenses decreased $26 million or 5% compared to the Second Half 2008 due to a reduction in the depreciation, amortisation and impairment charge resulting from the impairment review carried out during 2008, and the reduction of St.George software balances through the merger accounting process.

Other Expenses

Other expenses increased $77 million compared to the Second Half 2008 due to:

•                 Increased credit card loyalty costs of $77 million; and

•                 $15 million reduction in advertising costs offset by lower than usual discretionary expenditure within St.George for the Second Half 2008. A general focus on expense management resulted in modest savings in training, travel and other expenses.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Capitalised Software

First Half 2009 — First Half 2008

The capitalised software balance for the Westpac Group decreased $120 million, from $706 million as at 31 March 2008 (on a pro forma basis) to $586 million as at 31 March 2009.

Capitalised software balances in Westpac decreased by $56 million, notwithstanding the investments of $102 million over the period. This was driven by a detailed review of capitalised costs performed during the Second Half 2008, resulting in a write-down of $157 million. Key investments over the period included:

•                 Ongoing compliance with statutory and regulatory requirements, including AML/CTF compliance, Basel II and a new operational risk and compliance system ($45 million);

•                 Upgrading and refreshing various banking platforms and infrastructure ($39 million);

•                 Projects relating to the strengthening of customer security such as authentication enhancements, channel security and internet fraud management ($12 million); and

•                 Payments transformation, a project aimed at increasing levels of straight through processing, enhancing efficiency and reducing the need for manual intervention ($13 million).

St.George software balances decreased from $158 million at 31 March 2008 to $94 million as at 31 March 2009 primarily due to the alignment of St.George accounting policy with Westpac’s policy and merger accounting adjustments.

First Half 2009 — Second Half 2008

Capitalised software balances decreased by $70 million from 30 September 2008 (on a pro forma basis) due to a $98 million decrease in St.George capitalised software balances and a $28 million increase in Westpac capitalised software balances.

The key drivers of the movements in the capitalised software balances in the First Half 2008 are consistent with those outlined above.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Full Time Equivalent Employees (FTE)

		Pro forma	Pro forma	Mov’t	Mov’t
	As at	As at	As at	Sept 08-	Mar 08-
Analysis of movement in FTE	31 March 2009	30 Sept 2008	31 March 2008	Mar 09	Mar 09
Permanent employees	34,846	34,604	35,128	242	(282)
Temporary employees	2,411	2,118	2,434	293	(23)
Total employees	37,257	36,722	37,562	535	(305)
Integration employees(1)	524	32	—	492	524
Reported FTE	36,733	36,690	37,562	43	(829)

Reported FTE reduced by 829 over the past 12 months, with the key movements;

•                 Increases in FTE levels towards the end of the First Half 2009 as we continue to strengthen our distribution capability, particularly in Westpac RBB; and

•                 Lower recruitment activity in the lead up to the merger with St George, and reductions in FTE related to the implementation of the new operating model, and in response to the current market conditions.

First Half 2009 — First Half 2008

Reported FTE decreased by 829 compared to First Half 2008, changes included:

•                 A reduction of 501 FTE in BTFG, driven by initiatives to better align the BT cost base to lower revenues and merger efficiencies;

•                 An additional 59 FTE in WIB, driven by increases in customer serving staff in the Markets and Equities businesses. Non customer facing staff increased due to investment in technology infrastructure and in Risk due to the deterioration in market conditions;

•                 An additional 370 FTE in Westpac RBB, associated with the investment in our distribution network including the increase in specialist relationship bankers and customer serving employees in our branch and contact centres, partially offset by reduction in non customer facing roles during the second half of 2008;

•                 A reduction of 25 FTE in St.George RBB, primarily in support areas;

•                 An additional 39 FTE in Pacific Banking, predominantly due to appointments for new branches in Fiji and general increased demands on the business;

•                 FTE in our support functions (Product & Operations, Technology and Group Business Units) has reduced by 769, driven by synergies associated with streamlining of management structures, lower resource requirements in Operations due to reduced business lending volumes and the completion of projects. This is partially offset by an increase in FTE managing higher mortgage volumes; and

•                 FTE in New Zealand, Treasury and Structured Finance businesses has remained consistent with the levels at 31 March 2008.

(1)       Across the group a total of 524 employees are engaged with the merger. The costs associated with these FTE are included in our “merger transaction and integration expenses” cash earnings adjustment.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Reported FTE increased by 43 compared to Second Half 2008, changes included:

•                 An additional 569 FTE in Westpac RBB, associated with the investment in our distribution network including the increase in specialist relationship bankers and customer serving employees in our branch network and contact centres;

•                 A reduction of 181 FTE in BTFG, driven by efficiencies gained as a result of the merger along with changes arising from lower transaction volumes;

•                 An additional 38 FTE in St. George RBB, primarily in our Retail bank;

•                 A reduction of 77 FTE in NZ;

•                 A reduction of 75 FTE in WIB driven by the savings gained as a result of the integration process;

•                 FTE in our support functions (Product & Operations, Technology and Group Business Units) has decreased by 237 driven by synergies associated with streamlining of management structures, lower resource requirements in Operations due to reduced business lending volumes and the completion of projects; and

•                 FTE in our Pacific Banking, Treasury and Structured Finance businesses has remained consistent with the levels at 30 September 2008.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2.4                  Impairment Charges

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
New IAPs	(1,030)	(242)	(266)	large	large
Write-backs	36	62	28	(42)	29
Recoveries	18	30	30	(40)	(40)
Total IAP, write-backs and recoveries	(976)	(150)	(208)	large	large
Write-offs	(281)	(306)	(234)	8	(20)
Other changes in CAPs	(354)	(208)	(99)	(70)	large
Total new CAPs	(635)	(514)	(333)	(24)	(91)
Total impairment charges	(1,611)	(664)	(541)	(143)	(198)

Impairment charges increased sharply in the First Half 2009, principally from three factors. Firstly, the financial market crisis directly contributed to a small number of large corporate exposures becoming impaired at the beginning of the half, which contributed $372 million to impairment charges. The weakness in asset markets combined with the closure of certain funds has also contributed to impairments in a small number of concentrated margin lending portfolios. Impairment charges for margin loans increased to $156 million including $46 million additional collectively assessed provisions (CAP) to reflect the portfolio risk.

Secondly, slowing domestic economic activity has seen increased customer financial stress. In the first half, the impact of the weaker economy was particularly reflected in the commercial business segment (customers with facilities generally in the range of $10 million to $100 million).

As a result, we have seen a significant increase in impairment charges in the commercial sector from both individually assessed provisions and from collectively assessed provisions, as the prospects of a number of commercial companies have deteriorated. Stresses across commercial companies have been widely spread, although we are seeing more difficulties in commercial property. Other sectors showing stress include pubs and clubs, mining services, retail and some financial services companies.

In New Zealand, the stresses across the economy have been more broadly spread reflecting an economy that has been in recession since early 2008. Impairment charges in this market have been reflected across both business and consumer sectors. Much of the business stress has been in property lending, while consumer delinquencies have increased, predominantly from customers relying on business income or where gearing has been high.

Thirdly, the deteriorating operating environment has lead to an increase in the economic overlay of $112 million.

First Half 2009 — First Half 2008

Total impairment charges of $1,611 million were $1,070 million (198%) higher than First Half 2008, representing 73 basis points of average gross loans (annualised).

Key movements were:

•                 New individually assessed provisions (IAP) were $764 million higher, principally due to:

•                  Institutional Bank ($567 million) predominantly from three large corporate exposures ($372 million), increases in stress in the Premium Business Group ($108 million) and higher margin lending provisions ($81 million);

•                  St.George RBB ($110 million) predominantly related to commercial property lending including residential development;

•                  New Zealand ($48 million) across both the business and housing sectors; and

•                  Westpac RBB ($26 million) as slowing business and retail growth has started to affect the portfolio.

•                 New CAPs were $302 million higher due to:

•                  Write—offs of $281 million increasing $47 million (20%) over First Half 2008 predominantly in the Australian cards portfolio. Some of the increase also reflects the lower prices now available for the sale of debt to third parties;

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

•                  Across the Australian business units, the increase in collectively assessed provisions is a result of increased stress in the commercial business sector which is reflected in the Institutional Bank and with commercial customers within St.George RBB(1). Higher collective provisions in Westpac RBB predominantly relate to small and medium sized business customers;

•                  Australian consumer losses remained low, although a rise in mortgage and personal unsecured delinquencies has contributed $42 million to the collective provisions for the half;

•                  In New Zealand, new collectively assessed provisions were $58 million, up $46 million over the First Half 2008 as the depressed economy continues to impact our business and consumer customers; and

•                  A $112 million addition to the economic overlay in the First Half 2009, compared with $31 million raised in the First Half 2008. This charge further increases the economic overlay to a total of $510 million as we have added to the economic overlay every six months since September 2007.

First Half 2009 — Second Half 2008

Impairment charges were $947 million (143%) higher compared to the Second Half 2008.

Key movements were:

•                 IAPs were $788 million higher, principally due to:

•                  Institutional Bank ($632 million) predominantly due to impairment of three large corporate exposures, increases in stress in the Premium Business Group and higher margin lending provisions;

•                  St.George RBB ($120 million) as the market deterioration spreads to the broader economy, predominantly commercial property; and

•                  Westpac RBB ($25 million) due to the slowing economy beginning to place stress on the smaller business segment.

•                 Write—backs were $26 million lower over the prior period primarily due to the resolution of one long standing exposure in the Institutional Bank in the Second Half 2008.

•                 New CAPs were up $121 million due primarily to an increase in other changes in CAP of $146 million as a result of:

•                  Increase in stressed exposures, predominantly in the Institutional Bank ($65 million), New Zealand ($36 million) and Westpac RBB ($9 million);

•                  An additional $112 million was added to the economic overlay provision in the First Half 2009 compared with $38 million raised in the Second Half 2008; offset by

•                  Lower collective charge in St.George RBB ($50 million), primarily due to the economic overlay provision of $42 million recognised in the Second Half 2008, not being repeated

(1)       In the Westpac brand these customers are included within the Institutional Bank Premium Business Group, defined as business customers with facilities between $10 million and $100 million.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2.5                  Tax Expense

First Half 2009 — First Half 2008 (up $56 million)

The effective tax rate for the First Half 2009 was 250 basis points higher at 30.1% than for the First Half 2008. This was primarily due to the First Half 2008 benefiting from a $20 million reduction in the Group’s tax provision, the recognition of tax losses of $15 million and non-taxable capital gains of $14 million.

First Half 2009 — Second Half 2008 (down $107 million)

The effective tax rate for the First Half 2009 was 60 basis points higher than for the Second Half 2008, largely the result of the increase in the Australian domiciled tax base resulting from the merger with St.George.

NZ IRD Review

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The overall primary tax in dispute is approximately NZ$586 million (A$485 million). With interest (net of tax) this increases to approximately NZ$903 million (A$748 million) (interest calculated to 31 March 2009). Proceedings disputing all amended assessments have commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions. There are no further transactions or tax years subject to the review. No further information is disclosed due to the sensitive nature of this litigation.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.2.6                  Minority Interests

The minority interests primarily represent distributions of our hybrid equity instruments TPS 2003(1) and TPS 2006, as well as other minority interests, including the portion of BTIM that Westpac does not own.

The expense for minority interests of $41 million for First Half 2009 was flat compared to the Second Half 2008 and increased by $8 million on the First Half 2008.

The increase in the minority interests expense in the First Half 2009 compared to the First Half 2008 is primarily due to an increase in the US dollar distributions paid on our TPS 2003 hybrid equity instruments driven by the strengthening of the US dollar (US$) against the A$.

5.2.7                  Preference Dividends

Preference dividends of $16 million and $15 million recognised in the Second Half 2008 and First Half 2008, respectively, relates to distributions on the St.George SAINTS(2) and SPS hybrids(3) in St.George. Distributions on the SPS hybrids were classified as interest expense and distributions on SAINTS are treated as an inter-company transaction following the merger. These hybrids have now been redeemed with no further distributions payable.

(1)       Minority interest includes distributions on TPS 2003 and TPS 2006.

•                  There were 750,000 TPS 2003 issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) in arrears at a floating rate of LIBOR plus 2.05% per year.

•                  Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder on the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate of 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian bank bill rate plus 1% per annum (the initial margin) multiplied by one minus the Australian corporate tax rate (30% during the six months ended 31 March 2009). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

(2)       SAINTS are the non-cumulative, redeemable and convertible preference shares issued by St.George under prospectus dated 12 July 2004.

(3)       SPS reflect non-cumulative unsecured preference shares issued by St.George under prospectus dated 8 June 2006.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.3                            CREDIT QUALITY

The First Half 2009 has been a period of significant and rapid change involving a further deterioration in the financial crisis and severe negative economic growth being recorded across a number of the world’s major economies. The effects of this cycle are being reflected in deteriorating credit quality, which is likely to have three distinct stages. The first stage is well advanced and relates to stress from companies whose business models were unable to cope with the challenges posed by the financial crisis and individuals exposed to asset market declines. We are now experiencing the second stage, which principally involves companies that have been impacted by slower economic growth. The final stage is expected to involve the consumer sector as unemployment rises.

While credit quality has deteriorated in Australia, the severity is likely to be less than in other developed economies, including the US and the UK. This is due to a number of factors; including a relatively stronger economy heading into the crisis; significant monetary and fiscal flexibility that was bought to bear early in the downturn; and a healthy major bank sector.

In the first stage of this cycle, a number of companies globally were adversely impacted by the financial crisis with high gearing, poor funding structures or unsustainable business models. Westpac has had exposure to a small number of corporates that have fallen into this category and, although the number was small, those companies have been large and typically required high levels of individually assessed provisions. In particular, Westpac has impaired exposure totalling around $700 million to ABC Learning, Allco, and Babcock and Brown, which together required additional provisioning over the half of $372 million. In addition, asset market declines and the freezing of redemptions from various funds as a result of the crisis have lead to impairment in a limited number of non-diversified margin loan portfolios.

While the financial crisis continues to influence the operation of markets, since December 2008 we have not seen any new large corporates encounter stress as a direct result of the financial crisis. Asset quality has deteriorated though the first half although this has been due to the weakening economy.

The second stage in the downturn in the credit cycle emerged in the latter part of 2008 and has continued into the First Half 2009. The effects have been evident in business lending with the commercial business segment particularly impacted; that is, companies with facilities of around $10 million to $100 million. These are companies that have typically been impacted by slower demand and weaker asset prices. To date, the impact has been dispersed across sectors, although the commercial property sector has been significantly impacted particularly in the latter months of the half. Other sectors showing stress include pubs and clubs, mining services, retail and some segments of financial services. Businesses in these categories are predominantly in Westpac’s Institutional Bank and in St.George RBB.

Small and medium sized businesses have performed relatively well in the first half of the year although some increase in stress and impairments has been evident.

In New Zealand the economic deterioration has been more severe and this has impacted both businesses and consumers. Much of the business stress has been in property lending while consumer delinquencies have increased predominantly from customers relying on business income or where gearing has been high.

The third stage of this cycle, consumer stress, will continue to play out and while we have seen a steady increase in mortgage and personal unsecured delinquencies, actual losses remain modest. Westpac is expecting an increase in consumer losses in the period ahead as unemployment rises. The severity of this stage remains uncertain and will depend on, among other things, the effectiveness of fiscal and monetary policy and how severe and protracted the decline in international activity will be.

Westpac has progressively responded to these deteriorating trends through a number of initiatives, with a focus on supporting customers through these more challenging times. Initiatives include:

•                 Significantly increasing collection and loans management resources, both systems and people, to enhance the early identification of problems and minimise customer losses. Collections resources have increased by around 12% over the last 18 months. Collections activity has also benefited from the application of broader automated payment arrangements;

•                 Introduction of Westpac Assist in November 2007, a dedicated help line for customers experiencing financial stress. Initially for Westpac retail customers, this service has now been extended to St.George customers and to small businesses;

•                 Progressively tightening lending standards across various products to reflect the increased risk in the current cycle, including tighter verification, serviceability and loan to valuation criteria;

•                 Conducting a wide range of specific and general portfolio reviews to assess likely areas of future stress and bring possible problem facilities into active management at an earlier stage; and

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

•                 Expanding our scenario analysis and stress testing of the portfolio to further identify potential problem areas.

At the same time, the Group has significantly strengthened its provisioning coverage. Higher provisioning coverage has been particularly a result of increasing the economic overlay and aligning St.George impairment provisions to the Westpac methodology.

Key trends by portfolio include:

•                 Stressed exposures as a percentage of total commitments increased by 76 basis points from 30 September 2008 to 2.06% and are up 106 basis points from 31 March 2008. Each of the three categories within stressed exposures have also increased, with:

•                  Impaired assets as a percent of total commitments rising to 50 basis points with the increase relating primarily to the three large institutional customers mentioned earlier, along with an increase in impaired facilities in commercial lending in Australia and business and consumer customers in New Zealand. Ten impaired exposures greater than $50 million accounted for 39% of total impaired assets and 35 impaired exposures between $10 million and $50 million accounted for a further 28% of total impaired assets;

•                  90 Days past due but well secured increased 14 basis points from 30 September 2008 to 0.29% and was up 16 basis points from 31 March 2008; and

•                  Substandard and Watchlist facilities; those loans still performing but showing some signs of stress, as a percentage of total commitments increased by 36 basis points from 30 September 2008 to 1.27%. Much of the increase in this category relates to commercial facilities in the Australian and New Zealand operations.

•                 Mortgages in Australia continue to perform well although 90 day delinquencies have increased 9 basis points to 46 basis points since September 2008. Actual losses on this portfolio were $9 million for the half and remain modest. Mortgages in possession for both Westpac and St.George have increased to 294 from 232;

•                 Consumer unsecured 90 day delinquencies in Australia were up 28 basis points to 119 basis points over the half. Westpac has grown its consumer unsecured portfolio below system for most of the last 18 months and the portfolio is well seasoned. As a result delinquencies remain below industry benchmarks; and

•                 Delinquencies in the New Zealand mortgage and personal loan portfolios have increased at a rate greater than in Australia consistent with the more severe economic deterioration in that country. 90 day delinquencies in mortgages were 82 basis points up 35 basis points, while other consumer loans were 191 basis points, up by 38 basis points.

Westpac has sought to remain strongly provisioned through this cycle and has increased provisioning levels significantly:

•                 Impaired provisions to impaired assets increased to 48.4% from 45.4% at 30 September 2008. This in part reflects the higher coverage required from some of the more recent impaired assets; and

•                 Collectively assessed provisions to credit risk weighted assets also increased to 1.25% from 1.05% at 30 September 2008. Collectively assessed provisions of $3,067 million include $510 million as an economic overlay.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.3.1                  Credit Quality Key Metrics

Stressed Exposures
Exposure by Credit Grade as a % of Total Committed Exposures	1H09	2H08	1H08
Impaired	0.50%	0.24%	0.21%
90 days past due, well secured	0.29%	0.15%	0.13%
Watchlist and substandard	1.27%	0.91%	0.66%
Total Stressed Exposures	2.06%	1.30%	1.00%

Business and Institutional Impairments	1H09	2H08	1H08
Business impaired assets to business unit total committed exposures:
Business Australia	0.88%	0.30%	0.26%
Business New Zealand	0.96%	0.51%	0.17%
Institutional	0.71%	0.29%	0.28%

Other consumer loans	1H09	2H08	1H08
90 days past due:
Group	1.25%	1.00%	1.08%
Australia	1.19%	0.91%	1.05%
New Zealand	1.91%	1.53%	1.22%

Mortgage Loans	1H09	2H08	1H08
90 days past due:
Group	0.51%	0.39%	0.35%
Australia	0.46%	0.37%	0.35%
New Zealand	0.82%	0.47%	0.34%

Other	1H09	2H08	1H08
Total impaired assets to gross loans	0.73%	0.37%	0.32%
Total impairment provisions to total impaired assets	48.4%	45.4%	44.2%
Total provisions to gross loans	99bps	69bps	62bps
Collectively assessed provisions to performing non-housing loans(1)	152bps	113bps	104bps
Collectively assessed provisions to risk weighted assets	110bps	90bps	83bps
Collectively assessed provisions to credit risk weighted assets	125bps	105bps	94bps
Total provisions to risk weighted assets	160bps	111bps	100bps

	Pro forma	Pro forma	Pro forma
Other	1H09	2H08	1H08
Impairment charges to average loans annualised	73bps	31bps	27bps
Annualised write-offs to average loans	17bps	18bps	12bps

(1)	Non–housing loans have been determined on a loan purpose basis.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.4                            BALANCE SHEET AND FUNDING

Pro Forma Balance Sheet

		Pro forma	Pro forma
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Assets
Cash	3,866	5,031	4,404	(23)	(12)
Due from other financial institutions	24,494	31,962	38,738	(23)	(37)
Trading assets, financial assets and available-for-sale securities	35,474	53,886	35,677	(34)	(1)
Derivative financial instruments	50,877	38,200	25,481	33	100
Loans	448,872	433,514	411,543	4	9
Life insurance assets	10,635	12,547	13,407	(15)	(21)
Other assets	20,012	11,974	12,167	67	64
Total assets	594,230	587,114	541,417	1	10
Liabilities
Due to other financial institutions	11,842	17,606	14,659	(33)	(19)
Deposits	322,233	317,286	299,142	2	8
Trading liabilities and other financial liabilities	14,405	21,867	12,223	(34)	18
Derivative financial instruments	50,216	27,261	22,676	84	121
Debt issues	125,109	143,168	136,094	(13)	(8)
Life insurance liabilities	10,039	11,953	12,738	(16)	(21)
Loan capital	12,271	11,963	9,317	3	32
Other liabilities	11,627	9,536	8,696	22	34
Total liabilities	557,742	560,640	515,545	(1)	8
Equity
Equity attributable to equity holders of WBC	34,556	24,543	23,946	41	44
Minority interests	1,932	1,931	1,926	—	—
Total equity	36,488	26,474	25,872	38	41

First Half 2009 — First Half 2008

Growth in the Group balance sheet was solid in the First Half of 2009, with 10% asset growth compared to the position as at 31 March 2008. The increase can be attributed to:

•                 9% growth in loans with mortgages making up much of the increase;

•                 Increase in derivative assets following the revaluation impact of changes in FX rates and sharp falls in interest rates. This is matched by a similarly large rise in derivative liabilities; and

•                 $7.3 billion of incremental goodwill and intangible assets recognised as part of the merger with St.George.

The growth in total assets was funded by:

•                 Strong growth in deposits, including 24% growth in customer deposits; and

•                 Increased equity including shares issued from capital raisings and the issued shares as a result of the St.George merger.

The key movements in the balance sheet were driven by the following:

Due from other financial institutions, trading assets, financial assets and available-for-sale securities (down $14.4 billion)

Westpac has changed the type of liquid assets it holds since 31 March 2008, resulting in a decrease of $12.7 billion in Certificates of Deposit. These were replaced by higher holdings of Westpac’s internally securitised mortgages which are classified as loans. Other movements included a $6.1 billion increase in collateral placed, offset by decreases in the Waratah Asset Backed Commercial Paper (ABCP) conduit and interbank deposits and loans.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Derivative financial instruments (assets) (up $25.4 billion)

The increase in derivative financial instruments was primarily due to falls in interest rates and the resulting effect this had on the value on interest rate swaps. These instruments have also increased due to the fall in the Australian dollar with the hedges of offshore debt issues increasing in value to offset the increase in the Australian dollar value of the offshore debt.

Loans (up $37.3 billion)

The growth in loans was primarily due to a 12% increase in Australian mortgage products. Australian non-housing term lending also contributed to total loan growth with an 11% increase in the period.

Other assets (up $7.8 billion)

Other assets increased primarily due to the increase in goodwill and other intangibles associated with the merger.

Derivative financial instruments (liabilities) (up $27.5 billion)

The growth in derivative financial instruments is primarily the result of falls in interest rates. The re-valuation of cross-currency swaps held by Group Treasury has also resulted in an increase in derivative instruments liabilities as the US$ leg of the swaps has increased because of the fall in the A$ against the US$.

Debt issues (down $10.9 billion)

Debt issues increased with the falling Australian dollar (versus US$) because the Australian dollar value of the offshore term debt increased. This was offset by a decrease in the volume of commercial paper.

Deposits (up $23.1 billion)

There has been a significant increase (48%) in term deposit volumes driven by a focused program of customer engagement and the current attractive rates in the market place. ‘At call’ deposits increased by 10% during the period.

Loan capital (up $3.0 billion)

Loan capital increased primarily due to the issue of in aggregate $1.9 billion of Westpac Stapled Preferred Securities (SPS and SPS II) offset by the redemption of $0.9 billion of St.George hybrids. The remaining increase is driven by the decline of the A$, which has resulted in an increase in the A$ value of US$ denominated loan capital.

Equity attributable to equity holders of WBC (up $10.6 billion)

Equity attributable to equity holders of WBC increased by $10.6 billion. This was primarily due to $6.3 billion of equity arising from the merger with St.George ($12.1 billion less the St.George equity position at 30 September 2008 of $5.8 billion), a $2.5 billion institutional share placement, the retail share purchase plan ($0.4 billion) and the issue of new shares through the DRP and underwrite ($1.4 billion).

First Half 2009 — Second Half 2008

The key movements in the balance sheet generally reflected similar themes that impacted the movements from 31 March 2008 to 31 March 2009. These include:

•                 Due from other financial institutions, trading assets, financial assets and available-for-sale (down $25.9 billion);

•                 Debt issues (down $18.1 billion); and

•                 Equity attributable to equity holders of WBC (up $10.0 billion)

Loans (up $15.4 billion)

Loan balances continued to grow in the First Half 2009 with 6% growth in residential lending and a 4% increase in non-housing lending.

Deposits (up $4.9 billion)

Deposits increased 2% with an increase in term deposits of $18.6 billion and an increase of ‘at call’ deposits of $8.5 billion. This was offset by reductions in Certificates of Deposit.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.4.1                  Funding

Westpac’s total funding supports the provision of lending and working capital to customers as well as its holdings of liquid assets. As at 31 March 2009, total net funding was $430.2 billion.

The Group is focused on maintaining an appropriate mix of funding between customer deposits and wholesale sources. In addition, the Group looks to maintain adequate flexibility to access as broad a range of funding sources as possible to reduce reliance on any one source. The Westpac Group monitors and sets targets on the composition and stability of the overall funding base.

Funding view of the balance sheet

	31 March 2009
As at	Liquid	Customer	Wholesale	Customer	Market
$m	Assets	deposits	Funding	Franchise	Inventory	Total
Assets
Cash and balances with central banks	893	—	—	2,973	—	3,866
Due from other financ ial institutions	14,125	—	—	2,843	7,526	24,494
Trading assets	25,360	—	—	—	10,114	35,474
Derivative financial instruments	—	—	—	—	50,877	50,877
Net loans and acceptances	33,328	—	—	415,544	—	448,872
Life insurance assets	—	—	—	—	10,635	10,635
Goodwill and other intangibles	—	—	—	11,594	—	11,594
Fixed assets	—	—	—	853	—	853
Other assets	211	—	—	—	7,354	7,565
Total assets	73,917	—	—	433,807	86,506	594,230

Liabilities
Due to other financial institutions	—	—	5,838	—	6,004	11,842
Deposits and public borrowings
At Call	—	155,921	—	—	—	155,921
Term Deposits	—	100,887	—	—	—	100,887
Certificates of Deposit	—	—	63,011	—	—	63,011
Medium Term Deposit Notes	—	—	2,414	—	—	2,414
Derivative financial instruments	—	—	—	—	50,216	50,216
Other trading liabilities	11,689	—	—	—	2,716	14,405
Bill acceptances	—	—	2,424	—	—	2,424
Debt issues	—	—	122,685	—	—	122,685
Life insurance policy liabilities	—	—	—	—	10,039	10,039
Other liabilities	—	—	—	—	11,627	11,627
Loan capital	—	—	12,271	—	—	12,271
Total liabilities	11,689	256,808	208,643	—	80,602	557,742
Total equity	—	—	1,932	34,556	—	36,488
Total net	62,228	(256,808)	(210,575)	399,251	5,904	—

Over the last six months the Westpac Group has strengthened its funding profile through strong growth in customer deposits, a greater proportion of wholesale term funding at longer duration, and a reduced reliance on short-term wholesale funding sources.

Strong growth in term deposits has driven the significant increase in the customer deposit component of our funding base to 60% of total net funding (52% at 30 September 2008) and the increase in the Westpac Group’s stable funding ratio to more than 80% (72% at 30 September 2008). The stable funding ratio is the proportion of the Westpac Group’s funding sourced from customer deposits and wholesale term funding with a contractual maturity greater than one year including securitisation.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

The increase in wholesale term funding to 17% of total net funding (15% at 30 September 2008) added further stability to the Westpac Group’s funding profile. Despite continued difficult market conditions, Westpac has maintained access to domestic and international capital markets, raising over $20 billion of wholesale term funding in the last six months. The majority of this has been with the benefit of the Australian Government Guarantee Scheme. In addition, we have accessed the Japanese, US, UK, Hong Kong, New Zealand, Singapore and Swiss markets, maintaining our diversity in funding sources. The average duration of wholesale term funding raised in the First Half 2009 was 3.6 years, compared to 2.8 years in the First Half 2008.

Off-shore wholesale funding represents 20% of total net funding, and of that, 55% is greater than one year.

Wholesale short-term funding reduced as a proportion of total net funding to 15% (23% at 30 September 2008), with the Westpac Group reducing its certificate of deposit balances by 26% over the First Half 2009.

The Westpac Group continues to hold a prudent level of highly liquid assets ($62 billion at 31 March 2009, including internal securitisation transactions), providing protection against volatility in capital market conditions. All liquid assets qualify as eligible collateral for repurchase agreements with a central bank.

Composition of total net funding

	As at 31 March 2009
		$m	%
Customer deposits		256,808	60
Wholesale funding		210,575
Liquid assets	(62,228)
Minimum	25,000
Excess liquid assets		(37,228)
Total wholesale funding		173,347	40
Total net funding		430,155	100

Funding by residual maturity

	As at 31 March 2009
	$m	%
Customer deposits	256,808	60
Wholesale funding - residual maturity
Less than 6 months(1)	63,510	15
6 to 12 months	15,897	4
Greater than 12 months	74,776	17
Securitisation	19,164	4
Total wholesale funding	173,347	40
Total net funding	430,155	100

(1)	Less than 6 months includes excess liquid assets.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.5                            CAPITAL AND DIVIDENDS

Basel II	31 March 2009	30 September 2008	31 March 2008	Target Range(1)
Tier 1/RWA(2)	8.4%	7.8%	7.4%	6.75% - 7.75%
TRC(1)/RWA	11.4%	10.8%	10.1%	9.75% - 10.75%
RWA ($m)	280,029	195,505	186,963	n/a

The Group improved its capital position over the period with the Tier 1 ratio increasing by 59 basis points to 8.37%, comfortably above our target range. The majority of the improvement in the capital ratios resulted from core capital raisings. These included a $2.5 billion Institutional Share Placement, $0.4 billion from the retail Share Purchase Plan and $0.9 billion from underwriting the 2008 final dividend reinvestment plan (DRP).

During the half the merger with St.George reset the Group’s capital base lower. While the merger was executed via an exchange of shares, St.George’s relatively lower Tier 1 capital position combined with the merger accounting adjustments led to a reduction in the Tier 1 ratio of 69 basis points. This includes 21 basis points from the cancelling of the St.George DRP and the re-purchase of St.George SAINTS hybrid securities.

Tier 1 movement

Our 31 March 2009 Tier 1 capital ratio was 128 basis points higher than the 30 September 2008 pro forma ratio.

The key drivers of the increase in the Tier 1 ratio over the half were as follows:

•                 Pro forma cash earnings of $2.3 billion added 82 basis points;

•                 Interim dividend payable, net of assumed dividend reinvestment, reduces Tier 1 by 42 basis points;

•                 Business application from increased RWA reduced Tier 1 by 19 basis points and higher capitalised expenditure and software reduced ratios a further 4 basis points;

•                 The increase in RWA was due to: growth in Westpac credit exposures (2 basis points), growth in St.George credit exposures (7 basis points) and deterioration in credit risk (11 basis points), offset by a reduction in interest rate risk in the banking book (IRRBB) RWA (4 basis points);

•                 Other includes deferred tax assets (down 28 basis points) and the impact of the defined benefit superannuation fund deficit (down 13 basis points), partially offset by increases in foreign currency translation reserves and hybrid revaluations (12 basis points); and

•                 New Tier 1 capital issued:

•                  A $2.5 billion Institutional Share Placement (89 basis points);

•                  A Share Purchase Plan of $0.4 billion (16 basis points);

•                  Shares issued to the underwriter of the DRP in respect of the 2008 final dividend (32 basis points); and

•                  The Westpac SPS II had little impact on Tier 1 capital effectively replacing St.George cancelled hybrids.

(1)

Our target ranges indicate the likely capital ratio that will be maintained in normal business circumstances. In the current highly volatile operating environment Westpac’s strategy is to maintain capital ratios above or towards the upper end of the target range.

(2)	Risk weighted assets.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Risk weighted assets

	Loans (per Section 8)			Basel II (Advanced / Standardised) RWA
	As at	As at	% Mov’t	As at	As at	% Mov’t
	31 Mar	30 Sept	Sept 08 -	31 Mar	30 Sept	Sept 08 -
$ million	2009	2008	Mar 09	2009	2008	Mar 09
Business purposes
On-balance sheet	128,403	126,343	2	87,708	85,799	2
Off-balance sheet			—	38,653	38,836	—
Total business purposes	128,403	126,343	2	126,361	124,635	1
Consumer purposes
On-balance sheet	200,039	189,147	6	42,014	38,906	8
Off-balance sheet			—	4,032	3,457	17
Total consumer purposes	200,039	189,147	6	46,046	42,363	9
St.George
On-balance sheet	124,573	—	—	69,137	—	—
Off-balance sheet			—	2,972	—	—
Total St.George	124,573	—	—	72,109	—	—
Provision for impairment	(4,143)	(1,945)	(113)		—
Total credit risk	448,872	313,545	43	244,516	166,998	46
(% of total RWA)				87%	85%

Total on-balance sheet credit risk			—	198,859	124,705	59
Total off-balance sheet credit risk			—	45,657	42,293	8

Equity risk			—	1,045	604	73
Market risk			—	8,003	6,559	22
Operational risk			—	19,319	13,641	42
IRRBB			—	2,538	4,135	(39)
Other assets			—	4,608	3,568	29
Total non-credit	—	—	—	35,513	28,507	25
(% of total RWA)			—	13%	15%
	448,872	313,545		280,029	195,505	43

Note: St.George uses the Standardised approach for risk weighted assets.

Westpac’s RWA increased 43% over the First Half 2009, including the impact of St.George. Excluding the merger impact, the growth in RWA for the half was 3%.  The growth in RWA was driven by:

•                 Credit risk RWA increased 46%. This increase is driven largely by the merger with St.George (up 3% excluding St.George). Loan volumes increased by 43% (4% after the impact of St.George);

•                 The increase in Business RWA is in line with the growth in on-balance sheet RWA;

•                 Consumer RWA increased 9% with loans increasing by 6%. The balance of the increase in RWA was primarily due to a change in risk factors and credit deterioration in unsecured personal lending;

•                 The increase in market risk RWA was due to increased market volatility and the extension of market risk capital treatment to a portion of Group Treasury’s risk management business; and

•                 The increase in equity risk, operational risk, and other assets RWA results primarily from the addition of St.George.

Offsetting these increases was a reduction in IRRBB. This is mainly driven by an increase in the embedded gain arising in our Group Treasury portfolio.

(1)	Total regulatory capital.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Dividends

	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Ordinary dividend (cents per share)
Interim (fully franked) - determined dividend	56	—	70
Final (fully franked)	—	72	—
	56	72	70

The Directors have declared a fully franked dividend of 56 cents per share, a decrease of 14 cents or 20% over the First Half 2008.

This interim dividend represents a payout ratio of 71.0% on a pro forma cash earnings basis.

Our ability to continue to frank dividends remains strong, with our adjusted franking account balance at $1,480 million as at 31 March 2009, after allowing for the impact of the interim dividend.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2009 interim dividend via the issuance of shares, consistent with prior periods. The DRP in respect of the 2009 interim dividend will not be underwritten.

The Board has also determined that in relation to the 2009 interim dividend, the Market Price at which shares will be issued under the DRP will include a discount of 2.5%. The pricing period for setting the Market Price will be the 10 trading days commencing 26 May 2009.

Core Capital Activity during First Half 2009

In December 2008, Westpac issued $887 million worth of shares in connection with the fully underwritten DRP for its 2008 final dividend. These shares were issued in addition to shares issued to DRP participants. During December, Westpac also issued $2.5 billion worth of shares under a fully underwritten placement of ordinary shares. This was supplemented by the issue of $441 million worth of shares under the Share Purchase Plan, which was completed in February 2009.

Hybrid Tier 1 Capital

As at 31 March 2009, Westpac had $4.7 billion of Residual Tier 1 capital instruments on issue. The following movements in Residual Tier 1 capital took place during the First Half 2009:

•                 Purchase by Westpac of the St.George SAINTS ($350 million) on 1 December 2008;

•                 Redemption of the St.George SPS ($150 million), St.George CPS ($325 million) and St.George CPS II ($400 million) on 31 March 2009; and

•                 Westpac issued a new non-innovative Residual Tier 1 instrument, Westpac SPS II ($908 million), on 31 March 2009.

Total Residual Tier 1 capital represents 20% of net Tier 1 capital at 31 March 2009 and Westpac has more than $1.5 billion of unused Residual Tier 1 capacity.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. Hedges are executed on a pre-tax basis.

The average rate of realised hedges for the First Half 2009 was 1.22 compared to a hedge rate of 1.16 for the Second Half 2008 and 1.14 for the First Half 2008.

At 30 April 2009, 11 months of forecast New Zealand earnings have been hedged. Outstanding hedges have an average rate of 1.19 (including forward points).

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.6                            OTHER REGULATORY DEVELOPMENTS

Anti-Money Laundering/Counter Terrorism Financing (AML/CTF)

Westpac has a company-wide program of work to manage the changes required by the Anti-Money Laundering and Counter Terrorism Financing Act 2006, scheduled for introduction in March 2010. We continue to actively consult with the regulator, Australian Transactions Reports and Analysis Centre (AUSTRAC), on those implementation activities, which include changes in our identity checks for all new customers and our monitoring and reporting of customer transactions. We have also recently enhanced the capability to manage economic and trade sanctions to ensure our practice keeps pace with international practice in this area.

Government guarantee schemes in Australia and New Zealand

In light of recent turbulence in the international financial system, the Australian and New Zealand governments have each announced guarantee arrangements for deposits and wholesale funding of eligible financial institutions, as described in more detail below. These arrangements are designed to promote financial system stability and ensure the continued flow of credit through those economies by supporting retail depositor confidence and assisting banks to continue to access funding at a time of considerable turbulence. They are also designed to ensure that eligible Australian and New Zealand financial institutions, respectively, are not placed at a disadvantage to their international competitors that can access similar government guarantees on bank debt.

The Australian Government announced on 12 October 2008 that it would guarantee the deposits in eligible Australian authorised deposit-taking institutions (ADIs) (including Westpac, its foreign branches and St.George) for a period of three years from 12 October 2008. In October 2008, the Banking Act 1959 (Australia) was amended to facilitate the guarantee of the first $1 million of ‘protected accounts’ held with an eligible ADI (including most deposits) without charge by establishing a financial claims scheme (FCS) to be administered by the Australian Prudential Regulation Authority (APRA). The FCS will apply to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with the ADI. The levy is imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

In November 2008 the Australian Government released the details and rules (Scheme Rules) of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding which, effective 28 November 2008, provides a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the ADI. The wholesale funding guarantee is restricted to senior unsecured liabilities (which are not complex) issued domestically in Australia or off-shore and which meet certain other eligibility criteria.

Deposits above the $1 million threshold and wholesale funding will only have the benefit of the guarantee where an eligibility certificate has been issued by the Commonwealth of Australia in respect of those liabilities. Eligibility certificates have been issued in relation to a number of liabilities of Westpac, including certain deposit liabilities, certain short term funding liabilities and certain long term funding liabilities, and in relation to certain deposit liabilities of St.George. Details of issued eligibility certificates are available at the following website maintained by the Reserve Bank of Australia: www.guaranteescheme.gov.au/guaranteed-liabilities.

A different fee applies to eligible ADIs in relation to deposits over $1 million and wholesale funding covered by the guarantee based on their long term credit rating. The fee applicable to Westpac and St.George, based on their current long term ratings by Standard and Poor’s of AA, is 70 basis points (or 0.70%) per annum.

The Australian Government has announced that the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding will be reviewed on an ongoing basis and revised if necessary.

The New Zealand Government announced on 12 October 2008 an opt-in deposit guarantee scheme under which it will guarantee deposits with participating New Zealand registered banks and non-bank deposit taking entities, with effect for a two year period from that date. Westpac New Zealand Limited (WNZL) has opted into the scheme and entered into a Crown Deed of Guarantee with the Crown on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008 (together ‘NZ Guarantee’). As at the date of this report, Westpac Banking Corporation’s New Zealand branch has not opted into this scheme.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

The NZ Guarantee extends to debt securities issued by WNZL in any currency (which includes deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors, which include financial institutions and related parties of a participating entity. It does not extend to subordinated debt obligations. The debt securities covered by the NZ Guarantee are limited to an amount of NZ$1 million per creditor per approved institution. Under the NZ Guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by the NZ Guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee is payable in respect of the position as at 12 October 2009.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility to investment-grade financial institutions that have substantial New Zealand borrowing and lending operations (Facility). The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operates on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which can include amounts guaranteed by WNZL) will only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. A guarantee fee will be charged for each guarantee issued under the Facility, differentiated by the credit rating of the issuer, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed is five years. As at the date of this report, Westpac’s New Zealand branch has taken no action in relation to the Facility. WNZL has entered into the Facility Deed but has not made use of the Facility.

Further information about the NZ Guarantee and the Facility may be obtained from WNZL’s General Short Form Disclosure Statement for the three months ended 31 December 2008 and the New Zealand Treasury internet site www.treasury.govt.nz.

New Zealand Operating Model and Governance Review

Consistent with its responsibilities as a host country regulator supervising a number of banks owned by foreign domiciled financial institutions, for systemically important banks such as Westpac the Reserve Bank of New Zealand (RBNZ) relies on prudential requirements intended to promote appropriate separation between the interests of the owners of such banks and the banks themselves. It does this through its local incorporation and outsourcing policies. These requirements include governance arrangements requiring the directors of locally incorporated banks to act in the best interests of the bank, and therefore in a way more likely to retain value in the New Zealand entity. There is also supervision of (amongst other things) exposures between the local bank and its parent and delegations of key management and board responsibilities from the local bank to its parent. Until 1 November 2006 WBC conducted its operations within New Zealand in a branch structure. On that date, and after extensive consultation with the RBNZ, WBC adopted a dual registration operating model including a locally incorporated subsidiary, (WNZL), to conduct its retail and business banking activities in New Zealand. WNZL’s Conditions of Registration are consistent with these operating model arrangements. At various times since 1 November 2006 the RBNZ and WNZL have had discussions about the New Zealand operating model as the RBNZ sought assurance that the dual registration model fully meets its prudential expectations. Following on from these discussions, the RBNZ has indicated to WNZL that an independent review of these matters is timely and should take place, with the terms of reference for the review being established through consultation between RBNZ and WNZL. It is anticipated that this review will be conducted under the well established processes and framework contemplated by Section 95 of the Reserve Bank of New Zealand Act. We anticipate that any consequent operating model and governance changes will be appropriately outlined in WNZL’s General Disclosure Statement for the year ending 30 September 2009.

Monetary Policy Changes in Fiji

On 15th April 2009, the Reserve Bank of Fiji announced monetary policy changes which will impact the Westpac operations in Fiji. These changes included an immediate 20% devaluation of the Fiji dollar, regulation of banks lending rates and banks being directed to set up specialised micro-finance service centres in all their branches by January 2010.

Lending rates were regulated by imposing the following conditions on banks:

•                 Banks have three months to adjust weighted average lending rates to 31st December 2008 levels; and

•                 By 31st December 2009 banks interest rate spread must not exceed 4 percent.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.7                            CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Enhancing The Westpac Group’s Total Value

The Westpac Group is founded on embedding sustainable practices throughout the business. Key outcomes in the half year included:

•                 Customers:

•                  The Assist Group (including Westpac, St.George and BankSA) has received over 56,500 calls and directly assisted around 35,400 customers facing financial difficulty. So far, this financial year, this assistance has been extended to customers with approximately $1.32 billion in facilities with us;

•                  Westpac has extended its Disaster Relief package 7 times since the end of September 2008, giving some immediate financial relief to customers affected by the recent Victorian bushfires and flooding in New South Wales;

•                  St.George was awarded the Gold Medal at the Customer Contact Centre World Awards in December 2008 in recognition of its world class operations and working environment; and

•                  Westpac Pacific Banking has partnered with AusAID, the Australian government’s overseas aid program, and Australia’s Department of Education, Employment and Workplace Relations (DEEWR) to provide financial literacy workshops for seasonal workers from Tonga and Vanuatu participating in the Pacific Seasonal Workers pilot scheme.

•                 Employees:

•                  Lost Time Injury Frequency Rate reduced to 3%(1) as at 31 March 2009 — a reduction of 12% since 2007;

•                  Employee turnover, at 17%(2), is nearly 3 percentage points below the median for the financial sector(3) in Australia;

•                  Under the Westpac Matching Gifts program the Westpac Group and its employees made contributions totalling $2.18 million to 550 charities in March 2009 for the previous twelve months. This includes the matched contributions of St.George and BankSA employees to the Victorian Bushfire Relief Appeal, which in total amounted to over $802,000 for that appeal; and

•                  In October 2008, BankSA was the first company in South Australia to be “Helping Young People Achieve” (HYPA) accredited. The accreditation recognises BankSA as an employer that values, supports, develops and promotes young people. HYPA is a division of the Service to Youth Council in South Australia.

•                 Environment:

•                  Westpac’s climate change strategy was launched in November 2008. This includes a 5 year action plan, with an emission reduction target of 30% by 2013;

•                  Westpac engaged a new provider of motor vehicle fleet, with superior environmental performance options including the Toyota Prius for the bank’s branded vehicles in New Zealand and Australia;

•                  Westpac’s IT Equipment Environmental Purchasing Policy formalises the use of energy efficiency as one of the core criteria in the selection of server and personal computer hardware. To date, 8,400 new, more efficient personal computers were deployed in Westpac’s branches across Australia over 2008/2009 in line with this policy; and

•                 In December 2008, Westpac New Zealand Limited became the first bank in the world to attain the internationally recognised carbon emission reduction standard, CEMARS, as part of New Zealand’s strategy to reduce its carbon footprint by 20% per active customer by 2012.

(1)	End March 2009 LTIFR Group figure includes St.George.
(2)	Data as at end March 2009.
(3)	Finance Industry median of 19.58% (Infohrm 2008).

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

External Governance and Sustainability Ratings

The Group’s governance and sustainability performance is benchmarked through a range of external assessments. Key external ratings outcomes include:

•                 Awarded the Special Award for Corporate Governance at the Ethical Investor 8th Australian Sustainability Awards in December 2008;

•                 Recognised as a global leader in climate change strategy in March 2009 by the SAM Group and World Wildlife Fund (WWF);

•                 Maximum rating of 10.0 by GovernanceMetrics International achieved in March 2009 for the seventeenth consecutive assessment since February 2004;

•                 Westpac and over 230 other global companies that have made a public commitment to human rights were recognised by Realizing Rights and Business and Human Rights Resource Centre at a conference in December 2008 hosted by the French Government to commemorate the 60th anniversary of the Universal Declaration of Human Rights; and

•                 Recognised by Dow Jones Sustainability Index as a leader in the global banking sector from 2002 to 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

5.8.                         MERGER OVERVIEW

The merger of St.George was implemented on 1 December 2008. Upon implementation St.George ordinary shares were transferred to Westpac under the Share Scheme, with St.George shareholders receiving 1.31 Westpac ordinary shares for every one St.George share held.

As part of the merger integration process, we have:

•                  Implemented a multi-brand strategy and operating model that retains all Westpac and St.George brands, including BankSA and Asgard;

•                  Retained the branch and ATM networks, with no net reduction in branch or ATM numbers;

•                  Retained a corporate presence in Kogarah, NSW;

•                  Focussed on investing in more front-line services; and

•                  Increased skill, scale and purchasing power to reduce costs and increase customer value.

In addition, the merger provides approximately 10 million customers with an enhanced offering in terms of product range, expanded distribution and financial strength, and preserves their relationships with existing employees, products, customer touch points and branding.

Together Westpac and St.George have an AA credit rating, reflecting that the merged Group is in a strong position in the current environment.

The initial phase of the merger has focused on establishing how we work together and the implementation of our operating model. Early achievements have included:

•                  Developing and implementing a new organisational structure to level four(1) and below for the combined organisation;

•                  Comprehensive customer retention plans including training, briefing and scripting for all front line employees;

•                  Reciprocal ATM usage for Westpac and St.George customers when using Westpac or St.George branded ATMs;

•                  Consolidated management reporting;

•                  Alignment of accounting and risk policies and procedures, including a consistent credit decision and credit provisioning approach;

•                  Establishment of telephony and systems access between St.George and Westpac; and

•                  Strong employment engagement through the merger integration with score of 82 for the merged Group, as measured by Towers Perrin ISR(2).

Other key milestones achieved through our merger integration program of work have included the:

•                  Review of all operating licenses and third party contracts, to ensure change of control requirements are effectively managed;

•                  Consolidation of Group Treasury functions to deliver integrated funding and risk management for the merged organisation;

•                  Establishment of secure email connectivity between St.George and Westpac and the implementation of virtual desktop to enable St.George employees to access Westpac systems and vice versa;

•                  Finalisation of our Technology strategy for the merged Group to leverage existing applications and systems across both St.George and Westpac;

•                  Implementation of an integrated and consistent approach to technology operations; and

•                  Sharing of ‘best practice’ from St.George to Westpac and vice versa e.g. Contact Centres, Business Banking and Risk and Programme Management.

(1)	Denotes level in organisational structure below CEO.
(2)	A score of 82 is 1 point above the average of the Global High Performing Norm and 5 points above the 2008 Westpac-only result of 78.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

We have also commenced projects to deliver:

•                  Finance Integration — integration of systems and consolidation of key functions to enable effective governance and consolidated reporting, including moving to a single general ledger;

•                  People Systems Integration — integration of payroll, recruitment and occupational health and safety systems across St.George and Westpac;

•                  Wealth cross-sell initiatives into St.George RBB including BT Super for Life and General Insurance products;

•                  Integration of risk frameworks across the merged organisation to achieve Basel II Advanced Accreditation; and

•                  Transition to a single ADI, which will include transfer of all assets and liabilities of St.George to Westpac and the dissolution of the St.George legal entity.

Customer retention

Customer retention is a key priority. In the lead up to the merger implementation we established comprehensive retention plans for each St.George and Westpac segment. These included:

•                  Setting baselines for each segment based on historical data;

•                  Development and implementation retention activities; and

•                  Embedding of specific measures in employee scorecards.

As part of the merger we set a target of ‘no customers lost as a result of the merger’. This focus on customer retention has improved our original business case for the merger, where revenue attrition was modelled at 4%. Ongoing monitoring and measurement of customer numbers indicates an overall increase in customer numbers across key segments including St.George Retail, Small Business, Wealth and Insurance.

	Number of customers (‘000)
Customer segment	March 2009	Sept 2008
St.George retail and small business	2,133	2,112
BankSA retail	447	448
Total	2,580	2,560
St.George wealth and insurance	233	231

In addition to the growth in overall customer numbers, St.George recorded the highest Net Promoter Score (NPS) of the major financial institutions based on a six month average(1).

Merger integration costs

Westpac expects to incur $700 million in merger expenses to complete the integration of St.George. Due to the significant size and non-recurring nature of this transaction, merger expenses that directly impact the imcome statement will be treated as a cash earnings adjustment.

Integration costs of $152 million have been incurred over the six months to 31 March 2009, of which $28 million relates to merger transaction costs. This is in addition to $31 million of transaction and integration costs that were incurred in the Full Year 2008.

As at 31 March 2009, 524 FTE are working on integration activities relating to the merger.

Total merger expenditure to date

	Half Year	Half Year
$m	March 2009	Sept 2008	Total to date
IT, systems and operations	30	—	30
Restructuring and outsourcing	46	—	46
Integration costs	39	6	45
Transaction costs and stamp duty	28	25	53
Revenue and retention	9	—	9
Total cash spend	152	31	183
Reflected in cost of merger	27	18	45
Cash earnings adjustments	125	13	138
Total cash spend	152	31	183

(1)	Roy Morgan Research, February 2009.

REVIEW OF GROUP OPERATIONS	Interim Profit Announcement 2009

Merger cost synergies

We are on target to deliver overall merger synergies consistent with our Merger Briefing on 17 December 2008, based on the following:

•                  Establishing organisational structure for the merged Group;

•                  Removing duplication in head office functions;

•                  Procurement and sourcing savings; and

•                  Early technology synergies.

Together these initiatives have delivered $22 million in savings to date.

	Half Year	Annualised
Net expense synergies	March 2009	Run rate for
$m	Benefits delivered	Benefits delivered
Personnel	18	87
Non-personnel	4	16
Cost synergy initiatives delivered as at 31 March 2009	22	103

Run rate expense synergies of $87 million for personnel will be delivered through the removal of 198 FTE and over 300 vacant roles across the Westpac Group, as we implemented our new operating model.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.0                            BUSINESS UNIT RESULTS

Business unit results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported. Results below are presented on a cash earnings basis and results for business units that now include parts of the St.George business are presented on a pro forma basis.

Our internal transfer-pricing framework attributes value between business units. Its primary attributes are:

•                  Treasury funding product balances are fully transfer-priced at inter-bank rates according to the tenor of the underlying transactions; and

•                  All overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

				% Mov’t	% Mov’t
Cash earnings	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Westpac Retail & Business Banking	990	909	843	9	17
St.George Retail & Business Bank (pro forma)	529	515	500	3	6
Westpac Institutional Bank (pro forma)	158	433	420	(64)	(62)
BT Financial Group (Australia) (pro forma)	207	275	250	(25)	(17)
New Zealand(1)	168	190	205	(12)	(18)
Pacific Banking	69	48	45	44	53
Group Business Unit (pro forma)	174	235	179	(26)	(3)
Total Group cash earnings (pro forma)	2,295	2,605	2,442	(12)	(6)
Less Wealth Management
Australia (pro forma)	199	220	231	(10)	(14)
New Zealand	14	17	14	(18)	—
Total Wealth Management (pro forma)	213	237	245	(10)	(13)
Total banking cash earnings (pro forma)	2,082	2,368	2,197	(12)	(5)

				% Mov’t	% Mov’t
Expense to income ratio	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
%	March 09	Sept 08	March 08	Mar 09	Mar 09
Westpac Retail & Business Banking	47.4%	48.5%	50.3%	110bps	290bps
St.George Retail & Business Bank (pro forma)	38.4%	39.3%	42.4%	90bps	400bps
Westpac Institutional Bank (pro forma)	30.8%	38.6%	37.7%	large	large
BT Financial Group (Australia) (pro forma)	58.1%	51.3%	55.4%	large	(270bps )
New Zealand(1)	43.7%	44.3%	46.2%	60bps	250bps
Pacific Banking	29.6%	29.3%	30.8%	(30bps )	120bps
Group Business Unit (pro forma)	0.0%	0.7%	3.1%	70bps	310bps
Group ratio (pro forma cash earnings basis)	40.4%	42.0%	44.8%	160bps	large
Wealth Management (2)
Funds Management (pro forma)	68.5%	59.7%	56.8%	large	large
Insurance (pro forma)	34.0%	27.7%	32.1%	large	(190bps )
Total Wealth Management ratio (pro forma)(3)	59.0%	53.3%	53.0%	large	large
Banking ra io (pro forma cash earnings basis)(4)	38.5%	40.8%	43.8%	230bps	large

(1)

New Zealand comprises our New Zealand retail banking operations and wealth management businesses including our New Zealand Life business and BT New Zealand. New Zealand results for the First Half 2009, Second Half 2008 and First Half 2008 have been converted to Australian dollars at the actual average exchange rates of 1.2050, 1.2314 and 1.1566 for the respective periods. Refer Section 10.2 for New Zealand segment results in New Zealand dollars.

(2)

Wealth Management includes the New Zealand Wealth Management Business, BT Financial Group (Australia) excluding Private Bank, and Wealth Management activities in WIB which include Margin Lending, Broking, Private Portfolio Management and Hastings Funds Management.

(3)	Reflects the impacts of cash earnings adjustments and certain accounting reclassifications. Details of these adjustments are included in Section 11 Group Earnings Reconciliations.
(4)	Cash earnings basis.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.1                            WESTPAC RETAIL & BUSINESS BANKING

Westpac Retail and Business Banking (Westpac RBB) is responsible for sales and servicing for our consumer and small to medium enterprise customers within Australia under the ‘Westpac’ and ‘RAMs’ brands. Activities are conducted through our nationwide network of branches and business banking centres, home finance managers (HFMs), specialised consumer and business relationship managers with the support of Cash Flow, Financial Markets and Wealth specialists, call centres, automatic teller machines (ATMs), internet and telephone channels. Westpac RBB also includes the management of our third party consumer and business relationships and the operation of the RAMS franchise distribution business.

Premium Business Group (PBG)(1) was transferred from Westpac RBB to WIB during First Half 2009. Comparatives have been restated to reflect this transfer.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	2,410	2,226	2,061	8	17
Non-interest income	706	668	688	6	3
Net operating income	3,116	2,894	2,749	8	13
Operating expenses	(1,478)	(1,405)	(1,382)	(5)	(7)
Core earnings	1,638	1,489	1,367	10	20
Impairment charges	(224)	(190)	(162)	(18)	(38)
Operating profit before tax	1,414	1,299	1,205	9	17
Tax and minority interests	(424)	(390)	(362)	(9)	(17)
Net profit after tax/cash earnings	990	909	843	9	17
Economic profit	966	871	806	11	20
Expense to income ratio (%)	47.4%	48.5%	50.3%	110bps	290bps

	$bn	$bn	$bn
Deposits
Term deposits	35.6	27.4	23.2	30	53
Other	62.9	59.5	58.2	6	8
Total deposits	98.5	86.9	81.4	13	21
Net loans
Mortgages	148.6	138.0	129.3	8	15
Business	42.1	41.9	38.9	-	8
Other	9.3	9.1	8.8	2	6
Total net loans	200.0	189.0	177.0	6	13
Total assets	204.3	193.9	180.9	5	13

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Cash earnings up 17%, core earnings up 20%

•                  Strong loan growth of 13% and deposit growth of 21%

•                  Impairment charges increased $62 million reflecting the deteriorating economic environment

Westpac RBB delivered cash earnings of $990 million, up $147 million, or 17%, on the First Half 2008. Operating income increased 13%, supported by strong growth in net interest income, partially offset by a $62 million increase in impairment charges due to a rise in stressed assets. Core earnings (before impairment charges) increased $271 million, or 20%, on the First Half 2008.

Net interest income increased 17% due to the combined impact of growth in lending of 13% and deposits of 21% and the improvement in lending spreads, partially offset by higher funding costs and reductions in deposit spreads following strong growth in higher interest deposit accounts in the First Half 2009.

(1)	Small to Medium customers refer to business customers with facilities that typically do not exceed $15 million.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

Mortgage growth was above system at 15%, (19% of the growth was contributed by the RAMS franchise distribution business) and business lending grew 8%. Third party originations accounted for 43% of new mortgage lending for the First Half 2009, increasing from 38% on the First Half 2008.

Non-interest income increased 3% due to a significant one-off increase in income from loyalty card point redemptions following the withdrawal by Qantas from the Altitude program (effective 31 March 2009). This has been partially offset by the full period impact of reductions in exception fees introduced in May 2008, waiving of foreign ATM fees between Westpac and St.George customers from 1 December 2008, reduced transaction account fees due to the migration of customers to products with lower account keeping fees, and lower consumer spending impacting merchant income.

Operating expenses increased $96 million, or 7%, on the First Half 2008 reflecting:

•                  Continued investment in customer facing employees in the First Half 2009 consistent with the Westpac RBB strategy to increase customer facing employees (additional 258 customer serving employees);

•                  Increase in redemption expenses as a result of the withdrawal by Qantas from the Altitude program with effect from 31 March 2009;

•                  Property costs associated with the opening of 3 new and 29 refurbished branches and 2 new Business Banking Centres; and

•                  Full half impact of the RAMS franchise distribution business acquired on 4 January 2008 amounting to $10 million or 0.7%.

Impairment charges for the consumer and business lending portfolios increased $62 million or 38% on the First Half 2008.

Consumer lending impairment charges increased $15 million or 14% on the First Half 2008. The major movements were:

•                  $20 million increase in write-offs net of recoveries primarily from the credit cards portfolio; and

•                  $3 million increase in IAPs for mortgages; offset by

•                  $11 million reduction in CAPs primarily from credit cards and mortgages driven by reduced early cycle delinquencies that has resulted from improved collection strategies and customers paying down debt where they have capacity to do so.

Consumer delinquencies greater than 90 days increased 9 basis points for mortgages and 4 basis points for credit cards and, decreased 5 basis points for personal loans compared to the First Half 2008. The increases in delinquency have been primarily driven by the deterioration in external conditions. Mitigating some of this upward pressure has been the recent interest rate reductions. In addition, originations and account management risk mitigation initiatives, particularly policy tightening for all portfolios, have been undertaken to limit deterioration in portfolio quality.

Business lending portfolio impairment charges increased by $47 million, or 96%, on the First Half 2008 in line with the significant deterioration in the operating environment over the last twelve months. The major movements in the impairment charge included:

•                  $30 million increase in IAPs, net of write-backs; and

•                  $11 million increase in CAPs due to increased stressed exposures in the current environment.

Business impaired assets to total committed exposures increased from 0.26% at 31 March 2008 to 0.42% at 31 March 2009.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Cash earnings up 9%, core earnings up 10%

•                  Loan growth of 6% and deposit growth of 13%

•                  Impairment charges increased by $34 million

Westpac RBB cash earnings increased $81 million, or 9%, compared to the Second Half 2008. Core earnings (before impairment charges) increased $149 million, or 10%.

Net interest income increased $184 million, or 8%, on the Second Half 2008 driven by strong mortgage growth and improved lending spreads, partially offset by increased funding costs and decreased deposit spreads from the growth in high interest deposit accounts.

Non-interest income increased 6% compared to the prior period. Growth in cards fee income, driven by a large increase in loyalty program income and higher seasonal customer spend relative to the prior period, was partially offset by the migration of customers to lower fee deposit accounts, the waiver of foreign ATM fees and, reduced merchant income from lower consumer sentiment.

Operating expenses increased 5% on the Second Half 2008 due to continued investment in customer serving employees, property costs and credit card redemption expenses.

Impairment charges for the consumer and business portfolios increased $34 million, or 18%, on the Second Half 2008.

Consumer lending portfolio impairment charges decreased $8 million or 5% on the Second Half 2008. The reduction was expected and is due to the seasonal nature of consumer bad debts, whereby higher levels of impairment are experienced in Second Half 2008.

Consumer delinquencies greater than 90 days increased 7 basis points for mortgages, 9 basis points for credit cards and 25 basis points for personal loans from 30 September 2008, driven by the deterioration in the economic environment (increases in unemployment and reductions in additional remuneration payments, including overtime payments). The increase in 90 days delinquency has been mitigated, in part, by interest rate reductions and the November 2008 Government stimulus payments.

Business impairment charges increased $42 million, or 78%, on the Second Half 2008 in line with the continued deterioration in the operating environment during the half. The major movements in the impairment charge included:

•                  $32 million increase in IAPs, net of write-backs; and

•                  $11 million increase in CAPs due to increased stressed exposures in the current credit environment.

Business impaired assets to total committed exposure increased from 0.31% at 30 September 2008 to 0.42% at 31 March 2009.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.1.1                  Westpac RBB Key Metrics

Lending and Deposit Growth (%)(1)	1H09	2H08	1H08
Consumer lending	15	13	18
Business loans	(1)	18	17
Retail deposits	27	14	22

Third Party Origination (%)	1H09	2H08	1H08
Consumer lending (mortgages)	43	38	38

Divisional Interest Margin (%)	1H09	2H08	1H08
Westpac RBB	2.34	2.24	2.24

Credit Quality (%)	1H09	2H08	1H08
Mortgage delinquencies > 90 days	0.45	0.38	0.36
Other consumer loans delinquencies > 90 days	1.05	0.91	1.03
Business impaired assets to total committed exposure	0.42	0.31	0.26

Customer Satisfaction	1H09	2H08	1H08
Westpac - Consumer(2)	73	73	75
Westpac - Business(3)	77	81	77
Peer group - Consumer(4)	74	75	75
Peer group - Business(4)	78	81	78

(1)	Growth on prior period annualised.
(2)	Source: Consumer – Roy Morgan Research.
(3)

Source: TNS 12 month rolling average. Satisfaction defined as ‘very’ or ‘fairly’ satisfied among those that regard each bank as their main financial institution. First Half 2009 metric based on 28 February 2009.

(4)	Peer group average includes CBA, NAB, ANZ and St.George.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.2.                         ST.GEORGE RETAIL & BUSINESS BANK

St.George Retail & Business Bank (St.George RBB) is responsible for sales and servicing for our consumer, business and corporate customers(1) in Australia under the St.George brand. It includes the management and operation of Bank of South Australia (BankSA).

Segmentation in the St.George brand differs from the Westpac brand, where under the Westpac brand corporate customers are managed by the Institutional Bank.

Consumer activities are conducted through our network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. The Corporate & Business Bank (CBB) provides business and corporate customers with a wide range of banking and financial products and services including specialist advice for Cash Flow Finance, Trade Finance, Automotive and Equipment Finance, Property Finance, Transaction Banking and Treasury Services. Sales and servicing activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and telephone banking channels.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	1,202	1,118	1,058	8	14
Non-interest income	348	325	325	7	7
Net operating income	1,550	1,443	1,383	7	12
Operating expenses	(595)	(567)	(586)	(5)	(2)
Core earnings	955	876	797	9	20
Impairment charges	(198)	(140)	(83)	(41)	(139)
Operating profit before tax	757	736	714	3	6
Tax and minority interests	(228)	(221)	(214)	(3)	(7)
Cash earnings	529	515	500	3	6

Economic profit	416	419	407	(1)	2
Expense to income ratio (%)	38.4%	39.3%	42.4%	90bps	400bps

	$bn	$bn	$bn
Deposits
Term deposits	22.2	20.4	15.0	9	48
Other	36.1	35.1	34.5	3	5
Total deposits	58.3	55.5	49.5	5	18
Net loans
Mortgages	76.4	73.7	70.8	4	8
Business	33.5	31.9	28.8	5	16
Other	5.0	4.7	4.5	6	11
Total net loans	114.9	110.3	104.1	4	10
Total assets	117.3	110.5	104.4	6	12

(1) St.George corporate customer segment includes customers with facilities that typically do not exceed $150 million.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Cash earnings up 6%, core earnings growth of 20%, supported by 18% deposit growth and 10% lending growth

•                  Impairment charges increased $115 million reflecting deteriorating corporate and business credit environment and several large single name commercial exposures

St.George RBB delivered cash earnings of $529 million, up $29 million, or 6%, compared to the First Half 2008, absorbing significantly higher impairment charges. Core earnings (before impairment charges) of $955 million increased $158 million, or 20%, compared to the First Half 2008, primarily due to growth in net interest income.

The increase in net interest income of $144 million, or 14%, was due to the combined impact of both lending and deposit growth and improvement in lending spreads. This has effectively offset the impact of higher funding costs and decreased retail deposit spreads due to strong competition for term deposits.

Loans and deposits grew 10% and 18%, respectively, compared to 31 March 2008, with deposit growth being driven by term deposits and transaction accounts.

Non-interest income increased $23 million, or 7%, to $348 million, mainly due to increased financial markets income and higher fees from deposits and loans. These increases were offset by the impact of reduced fees from fixed rate housing loans, given declining interest rates.

Operating expenses grew $9 million, or 2%, compared to the First Half 2008 reflecting:

•                  Higher employee costs from wage increases;

•                  Increased property costs due to rental costs on 25 sites following sale and leaseback arrangements; and

•                  Increased marketing costs supporting the St.George brand.

Impairment charges increased by $115 million due to a large rise in business stressed loans and a more moderate deterioration in the consumer portfolio.

Impairment charges in the consumer portfolio increased $13 million on First Half 2008. The major movements were:

•                  $7 million increase in personal loan and overdraft impairment charges; and

•                  $4 million increase in credit card impairment charges.

Impairment charges in the business portfolio increased $102 million compared to First Half 2008. The major movements were:

•                  $85 million increase in impairment charges for commercial loans, reflecting in particular, both higher defaults and higher loss given default by property development projects and development sites that have been adversely impacted by the downturn in the property cycle; and

•                  $18 million increase in impairment charges related to the hire purchase business.

Delinquencies greater than 90 days increased by 26 basis points for mortgages and 7 basis points for consumer products compared to First Half of 2008. The increases in mortgages reflect the deterioration in the external environment and the impact of rising arrears in the higher loan to value ratio loans and low doc loans.

Corporate/business impaired assets to total committed exposure increased from 0.21% at 31 March 2008 to 1.46% as at 31 March 2009.

This increase from a low base has been principally due to a small number of large single name property development exposures.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Cash earnings up 3%, core earnings growth of 9% with lower deposit and lending growth

•                  Impairment charges increased $58 million, principally in the corporate and business portfolio

St.George RBB delivered cash earnings of $529 million, up $14 million, or 3%, compared to the Second Half 2008 as a result of good income growth offset by an increase in impairment charges.

Core earnings (before impairment charges) of $955 million increased by $79 million, or 9%, compared to the Second Half 2008, primarily due to growth in net interest income.

The increase in net interest income of $84 million, or 8%, has been achieved as a result of the improvement in interest margin combined with 4% growth in lending and 5% growth in deposits compared to the Second Half 2008. Growth has eased over the year, with a more pronounced slow down in business lending.

Deposit growth was solid, with growth experienced across term deposits, direct saver accounts and transaction accounts. All deposit growth was recorded in the consumer segment, with businesses using excess cash to reduce gearing. Lending spreads have increased, however, this has been partially offset by decreased retail deposit spreads due to strong competition for term deposits coupled with the declining cash rate, which has reduced transaction account spreads.

Non-interest income increased $23 million, or 7%, mainly attributable to increased financial markets income and loan termination fees, which include fees charged to customers for breaking the term of a loan.

Operating expenses grew by $28 million, or 5%, compared to the Second Half 2008. This increase reflects:

•                  Management’s pre-merger cost constraint focus in Second Half 2008 across most expense categories;

•                  Higher employee costs as a result of wage increases; and

•                  Increased marketing costs as Second Half 2008 marketing costs were lower than usual.

Impairment charges increased $58 million reflecting deteriorating economic conditions in the current half which impacted both the consumer and business portfolios, partly offset by an economic overlay provision of $42 million recognised in Second Half 2008.

Impairment charges in the consumer portfolio increased $8 million on the Second Half 2008. Increases were partly due to growth in the personal loan book and partly due to lower recoveries on the sale of delinquent loans compared with the Second Half 2008.

Impairment charges in the business portfolio increased $92 million compared to Second Half 2008. The major movements were:

•                  $69 million increase in commercial loans, reflecting higher customer defaults and higher loss given default by customers; and

•                  $22 million increase in the hire purchase business.

Delinquencies greater than 90 days increased by 21 basis points for mortgages and 30 basis points for consumer products compared to Second Half 2008. The increased arrears reflect the deteriorating external environment. Mortgages are impacted by increased arrears on the higher loan to value ratio products and low doc loans. Consumer product arrears were negatively impacted by a strategic decision to minimise growth in the Personal Loan product given the economic environment. In addition First Half 2008 was the low point of the delinquency cycle in consumer products.

Corporate/business impaired assets to total committed exposure increased from a low base of 0.26% at 30 September 2008 to 1.46% as at 31 March 2009 principally due to a small number of large single name property development exposures in the First Half 2009.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.2.1.               St.George RBB Key Metrics

	Pro forma	Pro forma	Pro forma
Lending and Deposit Growth (%)(1)	1H09	2H08	1H08
Consumer lending	8	8	10
Business lending	10	22	24
Deposits	10	24	14

		Pro forma	Pro forma
Third Party Origination (%)(2)	1H09	2H08	1H08
Consumer lending (mortgages)	43	48	46

	Pro forma	Pro forma	Pro forma
Divisional Interest Margin (%)	1H09	2H08	1H08
St.George RBB	1.89	1.80	1.84

		Pro forma	Pro forma
Credit Quality (%)	1H09	2H08	1H08(3)
Mortgage delinquencies > 90 days	0.52	0.31	0.26
Other personal lending delinquencies > 90 days	1.39	1.09	1.32
Corporate/Business impaired assets to total committed exposure	1.46	0.26	0.21

		Pro forma	Pro forma
Customer Satisfaction	1H09	2H08	1H08
St.George - Consumer(4)	77	78	80
Peer group - Consumer(5)	73	73	73

(1)	Growth on prior period annualised.
(2)	Third Party Origination percentage reflects overall percentage for St.George ADI (includes Private Bank).
(3)	1H08 reflects overall percentage for St.George.
(4)	Customer Satisfaction represents the 12 month moving average for Main Financial Institution (MFI) customers.
(5)	Peer group includes Westpac, ANZ, CBA and NAB.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.3.                         WESTPAC INSTITUTIONAL BANK

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

WIB’s result is presented under two separate businesses; the Institutional Bank (excluding Equities) and the Equities business. The Equities business combines the operations of Structured Products, along with Margin Lending, Broking and Private Portfolio Management. The Equities business has been separately disclosed in this result to provide a clear picture of its impacts on the business unit.

WIB’s result includes the Premium Business Group (PBG)(1), which was transferred from Westpac RBB during First Half 2009. Comparatives have been restated to reflect this transfer.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	905	727	648	24	40
Non-interest income	743	562	624	32	19
Net operating income	1,648	1,289	1,272	28	30
Operating expenses	(507)	(497)	(479)	(2)	(6)
Core earnings	1,141	792	793	44	44
Impairment charges	(907)	(188)	(201)	large	large
Operating profit before tax	234	604	592	(61)	(60)
Tax and minority interests	(76)	(171)	(172)	56	56
Net profit after tax/cash earnings	158	433	420	(64)	(62)

Economic profit	(233)	210	212	large	large
Expense to income ratio (%)	30.8%	38.6%	37.7%	780bps	690bps

	$bn	$bn	$bn
Deposits	48.6	38.3	34.1	27	43
Net loans	82.7	83.9	80.6	(1)	3
Total assets	133.0	130.0	116.1	2	15
Funds under management	7.9	9.3	9.3	(15)	(15)

(1) Business customers with facilities typically from $10 million to $100 million.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.3.1.               Institutional Bank (IB) (Excluding Equities)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	803	632	559	27	44
Non-interest income	763	583	610	31	25
Net operating income	1,566	1,215	1,169	29	34
Operating expenses	(454)	(430)	(423)	(6)	(7)
Core earnings	1,112	785	746	42	49
Impairment charges	(751)	(159)	(151)	large	large
Operating profit before tax	361	626	595	(42)	(39)
Tax and minority interests	(114)	(174)	(173)	34	34
Net profit after tax/cash earnings	247	452	422	(45)	(41)

Economic profit	(93)	251	239	large	large
Expense to income ratio (%)	29.0%	35.4%	36.2%	640bps	720bps

	$bn	$bn	$bn
Deposits	48.6	38.3	34.1	27	43
Net loans	78.7	78.0	74.0	1	6
Total assets	127.5	122.6	107.9	4	18
Funds under management	6.5	7.5	7.1	(13)	(8)

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Operating income up 34% driven by strong customer and markets revenue

•                  Impairment charges of $751 million compared to $151 million for the First Half 2008.

Institutional Bank cash earnings decreased 41% to $247 million for the First Half 2009. Net operating income increased 34% driven by strong customer revenue growth and an excellent contribution from our markets activities. Core earnings (before impairment charges) increased 49% on the First Half 2008. Impairment charges for the First Half 2009 increased significantly, primarily due to three large corporate exposures.

Institutional Bank revenue grew 34% reflecting increased customer activity across most core product groups and effective positioning in the face of volatile market prices. The strong trading results in our Foreign Exchange, Commodities, Carbon and Energy (FX & CCE) and Debt Markets businesses were achieved without a significant increase in Value at Risk (VaR). Average VaR in financial markets business was $9.3 million in the half compared to $7.1 million in the same period last year.

Operating income growth includes:

•             FX & CCE revenue increased $288 million (129%) compared to last year. This result reflects the robust position of Westpac in a market that has seen higher volumes and margins due to significant volatility and improved competitive position, and profitable trading positioning;

•             Debt Markets revenue increased $182 million (49%) to $551 million as a result of strong performances in the financing and originations businesses with increased margins, volumes, and fee income. Strong trading results were achieved due to increased interest rate volatility;

•             Premium Business Group (PBG) revenue increased $12 million (7%) on last year, with increased volumes and lending spreads being partly offset by higher funding costs;

•             Revenue in Global Transactional Banking increased $31 million (17%) as a result of significant deposit growth as customers increased cash holdings and ongoing growth in customer acquisition; and

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

•             During the First Half 2009 we have progressed with the integration of our Specialised Capital Group (SCG) and the Hastings Funds Management business (HFML). In light of the poor investment climate, we have recognised $115 million of mark-downs in the value of assets and investments held. The remaining value of assets held for placement into funds together with direct equity investments and strategic holdings in funds totals $443 million. Excluding the impact of these mark-downs, revenue in the new Hastings business fell $37 million due to lower values of funds under management and the lack of origination income.

Net loans increased 6% to $78.7 billion. The net interest margin in the Financing book has increased 13 basis points primarily due to the positive repricing of the loan portfolio.

Deposits increased 43% to $48.6 billion compared to the First Half 2008 primarily in our transactional Debt Markets and PBG businesses and reflects the market pressure on firms to hold higher levels of liquidity.

Operating expenses increased 7% or $31 million to $454 million compared to the First Half 2009. Operating expenses increased due to:

•             Increased amortisation expense relating to projects initiated in 2008;

•             Impact of foreign exchange rate movements on the offshore expense base; and

•             Increased personnel costs, mainly in the Debt Markets and Transactional Banking businesses from volume growth.

This increase was partially offset by active cost management of discretionary and purchased service expenses.

The Institutional Bank’s impairment charges totalled $751 million for the First Half 2009, which was $600 million higher than the First Half 2008. This is largely due to a $372 million increase in provisions for three large corporate exposures. The higher charge is also due to higher collective provisioning for a number of downgrades of exposures across the portfolio as a result of the deteriorating economy. These downgrades have been made across a number of industries and are a result of deteriorating financial performance and asset values. The deterioration was evident in the large corporate and institutional customer base in late 2008 and is now impacting our PBG customers.

First Half 2009 — Second Half 2008

Features:

•                  Cash earnings decreased 45% to $247 million driven by a $592 million increase in impairment charges

•                  Net operating income increased 29% due to strong customer and trading results

The Institutional Bank’s cash earnings declined $205 million or 45% compared to the Second Half 2008 primarily as a result of higher impairment charges. This was partially offset by strong contributions from Debt Markets and FX & CCE.

Operating income increased $351 million or 29% compared to the Second Half 2008 due to:

•             FX&CCE revenue increased $239 million due to volatility in foreign exchange markets leading to increased customer and trading revenue;

•             Debt Markets revenue increased $197 million due to strengthening of margins and trading activity;

•             Revenue from the Global Transactional Banking Business increased $26 million largely due to growth in deposits; and

•             Revenue from the SCG fell by $125 million due to lower asset values and FUM, and a write down of assets.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

Net loans increased by $0.7 billion to $78.7 billion (1%) compared to the Second Half 2008 as customers secured their funding requirements in response to a more difficult credit market. Financing margins increased by 8 basis points over the past 6 months representing the continued effect of the re-pricing of the loan portfolio.

Deposits increased by $10.3 billion to $48.6 billion compared to the Second Half 2008 as customers responded to the challenging market conditions and pressures to de-leverage by strengthening their banking relationships.

Operating expenses increased $24 million or 6% compared to the Second Half 2008. This was due mainly to higher project costs including amortisation and higher exchange rates impacting our offshore expense base.

Impairment charges increased $592 million on the Second Half 2008 representing three large corporate exposures, general deterioration of economic conditions and loan book growth.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.3.2.               Equities

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	102	95	89	7	15
Non-interest income	(20)	(21)	14	5	large
Net operating income	82	74	103	11	(20)
Operating expenses	(53)	(67)	(56)	21	5
Core earnings	29	7	47	large	(38)
Impairment charges	(156)	(29)	(50)	large	large
Operating profit before tax	(127)	(22)	(3)	large	large
Tax and minority interests	38	3	1	large	large
Net profit after tax/cash earnings	(89)	(19)	(2)	large	large

Economic profit	(140)	(41)	(27)	large	large
Expense to income ratio (%)	64.6%	90.5%	54.4%	large	large

	$bn	$bn	$bn
Net loans	4.0	5.8	6.6	(31)	(39)
Total assets	5.5	7.4	8.2	(26)	(33)
Funds under management	1.4	1.8	2.2	(22)	(36)

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Reduced revenue due to unfavourable market conditions and decreasing volumes

•                  Significant increase in impairment charges mainly due to three large exposures

•                  Funds under management declined 36%

The Equities business continues to be adversely impacted by the unfavourable market conditions. The cash earnings result for the First Half 2009 was a loss of $89 million due mainly to high impairment charges.

A significant deterioration in the ASX200 resulted in Equities revenue decreasing $21 million (20%) on the First Half 2008. The declining market led to increased margin call activity and lower margin lending balances, with the revenue impact of lower lending being partially offset by improved margins. The fall in the market resulted in lower FUM in the Private Portfolio Management businesses with the impact on revenue being partially offset by improving margins. Broker income declined as a result of reduced ASX transaction volumes. Structured Products revenue also fell reflecting difficult market conditions and lower levels of customer interest in structured equity products.

Equities operating expenses decreased $3 million, or 5%, due to expense reduction initiatives partially offset by higher employee costs.

Impairment charges of $156 million are mainly due to three margin lending exposures and an increase in the collectively assessed provision of $46 million. The new provisioning relates to exposures where there was a high concentration of security in single stocks or managed funds which were illiquid or where redemptions were frozen. The sharp decline in equity markets during the half has made orderly liquidation of these positions extremely difficult. Of the $4.0 billion in margin lending exposures as at 31 March 2009, $3.4 billion is in diversified portfolios and is considered low risk.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Reduced revenue due to continuing unfavourable market

•                  Significant increase in impairment charges mainly due to three large exposures

•                  Margin lending balances declined 31%

Equities cash earnings loss of $89 million represents a $70 million decrease on the Second Half 2008 due to higher impairment charges offsetting higher revenue and lower expense growth.

The Equities business delivered net operating income growth of $8 million or 11% on the Second Half 2008. This result was underpinned by improved margins in both Margin Lending and Private Portfolio Management businesses, despite reductions in lending balances and FUM, while Broking revenue deteriorated slightly reflecting lower market turnover. The Structured Products business delivered an improved result due to a more effective operating platform.

Tight expense management in the First Half 2009 saw Equities operating expenses decrease by $14 million or 21%. Costs were higher in the Second Half 2008 due to one-off expenses related to investing in the on-going capabilities of the Equities business and related project management. In addition, operating cost reductions were achieved through a reduction in discretionary spending, increased efficiencies and the impact of lower volumes.

Increased impairment charges in the First Half 2009 reflect the increase in provisioning on a small number of exposures where there were concentrated holdings in a number of related and illiquid securities and higher CAPs.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.3.3.               WIB Key Metrics

Revenue Contribution by Business Segments

	Pro forma	Pro forma	Pro forma
$m	1H09	2H08	1H08
Debt Markets	551	354	369
SCG (inc. Hastings)	(106)	19	46
Foreign Exchange and Commodities, Carbon and Energy	511	272	223
Equities	69	64	94
Global Transactional Banking	217	191	186
Premium Business Group	181	182	169
Other(1)	225	207	185
Total	1,648	1,289	1,272

(1) Other revenue includes certain internal revenues and other sundry revenues.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.4                            BT FINANCIAL GROUP (AUSTRALIA)

BT Financial Group Australia (BTFG) is Westpac’s wealth management business. As a result of the merger with St.George, Westpac’s wealth management business now also includes operations under the Asgard, Advance and Securitor brands for reporting purposes. BTFG designs, manufactures and distributes financial products that are designed to help our customers to achieve their financial goals by administering, managing and protecting their assets. These products include retail investments, personal and business superannuation (pensions), life, general and lenders mortgage insurance, deposit bonds and client portfolio administration (Wrap and Master Trust platforms). BTFG also provides financial planning advice and private banking products and services.

BT Investment Management Limited (BTIM), which is 60% owned by Westpac and consolidated within the Funds Management business of BTFG, operates the Australian investment management business.

Asgard, an entity within St.George Wealth, offers a superannuation and wealth management administration platform business. Advance Fund Management, an entity within St.George Wealth, provides an investment packaging business.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	112	106	97	6	15
Non-interest income	623	713	674	(13)	(8)
Net operating income	735	819	771	(10)	(5)
Operating expenses	(427)	(420)	(427)	(2)	—
Core earnings	308	399	344	(23)	(10)
Impairment charges	(5)	(4)	(2)	(25)	(150)
Operating profit before tax	303	395	342	(23)	(11)
Tax and minority interests	(96)	(120)	(92)	20	(4)
Cash earnings	207	275	250	(25)	(17)
Economic profit	119	213	168	(44)	(29)
Expense to income ratio (%)	58.1%	51.3%	55.4%	large	(270bps )
Total assets	24.7	24.5	24.4	1	1
Funds under management	29.2	34.0	37.4	(14)	(22)
Funds under administration	62.0	72.7	75.7	(15)	(18)

	Pro forma	Pro forma	Pro forma	%Mov’t	%Mov’t
Cash Earnings	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Funds management business	118	177	183	(33)	(36)
Insurance	78	88	71	(11)	10
Total funds management and insurance	196	265	254	(26)	(23)
Capital and other	11	10	(4)	10	large
	207	275	250	(25)	(17)

Financial Performance

BTFG cash earnings were lower than both First Half and Second Half 2008, primarily due to weaker investment markets.

Investment markets declined across many sectors, including significant falls in property, domestic and global equities. This impacts BTFG earnings through:

•                  Lower investment management fees due to a reduction in FUM;

•                  Lower administration fees given reduced FUA; and

•                  Investment losses on capital invested, including statutory funds.

General Insurance claims increased on the First Half 2008 with a number of adverse weather events and natural disasters.

The capital and other category include returns on invested capital. Returns on invested capital were positive in the First Half 2009 compared to the First Half 2008, where a greater equity exposure resulted in losses linked to falls in global equity markets.

In response to the decline in operating income from reduced FUM and FUA, BTFG has delivered a flat expense outcome on the First Half 2008.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.4.1                  Funds Management Business

Funds Management includes product management, product administration, product and platform intermediary distribution, client servicing, investment management, financial planning advice and private banking products and services.

BTIM is consolidated within the Funds Management business. Also included in the Fund Management business are St.George’s superannuation and wealth management administration platform business, Asgard and Advance Fund Management.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	104	110	98	(5)	6
Non-interest income	588	698	733	(16)	(20)
Gross operating income	692	808	831	(14)	(17)
Commission expense	(146)	(179)	(188)	18	22
Net operating income	546	629	643	(13)	(15)
Operating expenses	(363)	(370)	(379)	2	4
Core earnings	183	259	264	(29)	(31)
Impairment charges	(5)	(3)	(2)	(67)	(150)
Operating profit before tax	178	256	262	(30)	(32)
Tax and minority interests	(60)	(79)	(79)	24	24
Cash earnings	118	177	183	(33)	(36)
Expense to income ratio (%)	66.5%	58.8%	58.9%	large	large

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
Cash Earnings	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Other funds management business	114	174	175	(34)	(35)
BTIM	4	3	8	33	(50)
Total cash earnings	118	177	183	(33)	(36)

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Cash earnings decreased $65 million

•                  Net operating income decreased $97 million

•                  Weaker investment markets reduced net operating income by $78 million

•                  FUM and FUA as at 31 March 2009 decreased $21.9 billion

•                  Operating expenses reduced $16 million

Funds Management delivered cash earnings of $118 million, a 36% decrease on the First Half 2008. Significantly weaker global investment markets directly contributed $55 million in reduced cash earnings.

FUM decreased 22% over the year, predominantly due to market movements. Excluding market movements FUM was only 1% lower. Institutional net inflows of $0.8 billion were offset by retail and wholesale net outflows of $2.0 billion. FUM margins were lower over the year.

FUA decreased 18% over the year with positive net flows more than offset by negative market movements. Excluding market movements, FUA increased 3% and FUA margins were up 11 basis points from changes in asset mix as investors moved to cash products managed by BTFG.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

Across the Funds Management business FUM and FUA product margins improved 5 basis points over the First Half 2008. Despite weak investment markets and bearish investor sentiment, the Funds Management business saw net positive FUM and FUA flows of $0.6 billion in the First Half 2009. This compared to net positive flows of $3.6 billion in the First Half 2008.

Net operating income within the Advice and Private Banking business was down $18 million, or 8%, on the First Half 2008. In the Advice business, weaker investment markets impacted trail commissions and lower investor sentiment saw a reduction in income from new sales. This was partially offset by an increase in Private Bank revenues where strong volume growth and favourable lending spreads more than offset spread compression on deposits.

In response to the current environment and declining income, BTFG reduced expenses by $16 million compared to the First Half 2008. Expense reductions were achieved through the alignment of the BTFG and St.George operating models. Further reductions were realised through the creation of a scalable business model in the various operations centres, as well as the automation of contribution processing. Volume based expenses were also lower in line with reduced activity.

First Half 2009 — Second Half 2008

Features:

•                  Cash earnings decreased $59 million

•                  Net operating income decreased $83 million

•                  Weaker investment markets reduced net operating income by $68 million

•                  FUM and FUA as at 31 March 2009 decreased by $15.5 billion

•                  Operating expenses decreased $7 million

Cash earnings from the Funds Management business decreased $59 million, or 33% with the impact from the weaker global investment markets reducing cash earnings by $48 million.

Net positive flows of $0.6 billion in FUA in the First Half 2009 were comparable to net positive flows of $0.7 billion in the Second Half 2008.

FUA of $62.0 billion is down $10.7 billion or 15% on the Second Half 2008 with positive flows of $0.6 billion offset by a $11.2 billion reduction due to the falls in investment markets.

FUM of $29.2 billion is down by $4.8 billion or 14% on the Second Half 2008 due to the falls in investment markets of $5 billion.

Expenses were reduced $7 million or 2% on the Second Half 2008 with a reduction in discretionary spending in response to the current market environment and declining net operating income.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

Movement of FUM/FUA

								Mov’t	Mov’t
	Pro forma	Pro forma			Net	Other	Pro forma	Sept 08-	Mar 08-
$bn	Mar 2008	Sept 2008	Sales	Redns	Flows	Mov’t(1)	Mar 2009	Mar 09	Mar 09
Retail(2)	20.1	18.1	1.2	(1.7)	(0.5)	(2.9)	14.7	(19)	(27)
Institutional	11.1	10.8	2.5	(1.9)	0.6	(0.9)	10.5	(3)	(5)
Wholesale	6.2	5.1	0.3	(0.4)	(0.1)	(1.0)	4.0	(22)	(35)
Total FUM	37.4	34.0	4.0	(4.0)	—	(4.8)	29.2	(14)	(22)
Wrap	66.3	63.5	6.0	(5.8)	0.2	(9.9)	53.8	(15)	(19)
Corporate Super	7.7	7.5	0.8	(0.4)	0.4	(1.4)	6.5	(13)	(16)
Other(3)	1.7	1.7	—	—	—	—	1.7	—	—
Total FUA	75.7	72.7	6.8	(6.2)	0.6	(11.3)	62.0	(15)	(18)
Total FUM/FUA	113.1	106.7	10.8	(10.2)	0.6	(16.1)	91.2	(15)	(19)

Market share and share of new business in key Australian wealth products are displayed below.

Current Australian Market Share(4)			Share of New Business(5)
Product	Market Share (%)	Rank	Market Share (%)	Rank
Platforms (includes Wrap)	21	1	33	1
Retail (excludes Cash)	19	1	56	1
Corporate Super	10	5	25	3
Funds Management - BTIM	4	8	n/a	n/a
Wholesale - BTIM	3	11	—	48

Investment performance and ranking of BTIM flagship funds are displayed below.

	Performance and Quartile Ranking(6)
Investment Performance BTIM Flagship March 2009	1 Year % p.a.	Quartile	3 Year % p.a.	Quartile	5 Year % p.a.	Quartile
Core Australian Share Fund	(24)	Q1	(4)	Q1	9	Q1
Balanced Fund	(20)	Q2	(5)	Q2	4	Q2
Property	(53)	Q1	(21)	Q1	(7)	Q1

Investment performance and ranking of Advance flagship funds are displayed below.

	Performance and Quartile Ranking(7)
Investment Performance Advance Flagship March 2009	1 Year % p.a.	Quartile	3 Year % p.a.	Quartile	5 Year % p.a.	Quartile
Advance Balanced Multi-Blend Fund	(21)	Q3	(6)	Q2	3	Q3
Advance International Sharemarket Fund	(27)	Q3	(15)	Q3	(4)	Q4
Advance Sharemarket Fund	(25)	Q2	(6)	Q3	5	Q3

(1)	Other movement includes market movement and other client transactions including account fees and distributions.
(2)	Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.
(3)	Other includes Capital and Reserves.
(4)

Market share FUM/FUA based on published market share statistics from Plan for Life and Morningstar as at December 2008 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

(5)	Share of new business on an annual basis based on flows to the end of December 2008.
(6)	Source: BTIM 2009 Half Year Results (March 2009).
(7)	Source: Advance Performance Report (March 2009).

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.4.2                  Insurance Business

The Insurance business result includes the BT and St.George, Life Insurance, General Insurance and Lenders Mortgage Insurance businesses.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	10	8	11	25	(9)
Non-interest income	201	215	181	(7)	11
Gross operating income	211	223	192	(5)	10
Commission expense	(38)	(46)	(42)	17	10
Net operating income	173	177	150	(2)	15
Operating expenses	(62)	(51)	(51)	(22)	(22)
Core earnings	111	126	99	(12)	12
Tax and minority interests	(33)	(38)	(28)	13	(18)
Cash earnings	78	88	71	(11)	10
Expense to income ratio (%)	35.8%	28.8%	34.0%	large	(180)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
Cash earnings	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Life Insurance	38	44	37	(14)	3
General Insurance	15	23	18	(35)	(17)
Lenders Mortgage Insurance	25	21	16	19	56
Total	78	88	71	(11)	10

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Cash earnings increased $7 million

•                  Net operating income increased $23 million

•                  Claims increased $18 million

•                  Operating expenses increased $11 million, including the impact of a $10 million one-off expense relating to the cessation of a distribution agreement with AIA Australia(1)

Cash earnings from the Insurance business increased $7 million, or 10%, with strong gains made in cross-sell into the broader Westpac group and a continuation of insurance sales growth with net earned premium up $22 million, or 9%, on the First Half 2008. Over the same period, Lenders Mortgage Insurance net earned premium increased $9 million, or 28%.

General insurance claims increased $12 million, or 27%, on the First Half 2008 due to adverse weather events, including the Victorian bushfires and storms in Queensland. Claims in Lenders Mortgage Insurance increased $2 million from the First Half 2008, although these were more than offset by higher premium income.

Excluding the impact of the AIA Australia payment ($10 million), operating expenses were $1 million, or 2%, higher than the First Half 2008.

(1) American International Insurance Company (Australia) Limited, trading as AIA Australia.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Cash earnings decreased $10 million

•                  Net operating income decreased $4 million

•                  Claims across the Insurance businesses increased $29 million

•                  Operating expenses increased $11 million, including the impact of a $10 million one-off expense relating to the cessation of a distribution agreement with AIA Australia

Cash earnings from the Insurance business decreased $10 million, or 11%, as a result of increased claims due to the severe weather events, with the impacts from the Queensland storms and Victorian Bushfires being the major contributors.

Net earned premium increased $13 million, or 5%, on the Second Half 2008 primarily due to Lenders Mortgage Insurance, which increased $9 million, or 30%, across the period.

Claims in General Insurance increased $18 million, or 45%, as a result of the severe weather events compared to the Second Half 2008.

Excluding the impact of the AIA Australia payment, operating expenses were $1 million, or 2%, higher than the Second Half 2008.

Premiums for risk businesses

	Pro forma	Pro forma					Pro forma
	In-force	In-force					In-force	% Mov’t	% Mov’t
	Mar	Sept			Net	Other	Mar	Sept 08-	Mar 08-
$m	2008	2008	Sales	Lapses	Inflows	mov’t	2009	Mar 09	Mar 09
Life Insurance in-force premiums	377	401	46	(24)	22	—	423	5	12

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
Loss ratios for Insurance Business(1)	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
(%)	March 09	Sept 08	March 08	Mar 09	Mar 09
Life Insurance	34	29	34	large	—
General Insurance	72	51	61	large	large
Lenders Mortgage Insurance	22	32	22	large	—

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
General Insurance gross written premium	112	105	101	7	11
Lenders Mortgage Insurance gross written premium	113	71	82	59	38

Current Australian Market Share
Product(2)	Market Share (%)	Rank
Life Insurance – inflows	7	8
Life Insurance – new business	7	6

(1) Loss ratio is claims over earned premium plus reinsurance rebate plus exchange commission.

(2) Source: Life Insurance – Plan for Life December 2008 (including St.George Life Insurance).

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.4.3                  Wealth management income reconciliation

Non-interest income for BTFG Australia can be reconciled to the total pro forma wealth management and insurance income as disclosed in Section 7, Note 4, Non-interest income as follows:

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
BTFG non-interest income	623	713	674	(13)	(8)
Net commission, premium, fee and banking income	(60)	(42)	(14)	(43)	large

BTFG wealth management and insurance income	563	671	660	(16)	(15)
NZ wealth management & insurance	33	40	25	(18)	32
WIB wealth management	65	50	54	30	20
Other	—	1	3	(100)	(100)

Total wealth management & insurance income (pro forma cash earnings basis, Section 7, Note 4)	661	762	742	(13)	(11)

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.5.        NEW ZEALAND

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes Westpac Life New Zealand and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. All figures are in New Zealand dollars (NZ$).

				% Mov't		% Mov't
	Half Year	Half Year	Half Year	Sept 08-		Mar 08-
NZ$m	March 09	Sept 08	March 08	Mar 09		Mar 09
Net interest income	622	590	568	5		10
Non-interest income	214	220	204	(3)		5
Net operating income	836	810	772	3		8
Operating expenses	(365)	(359)	(357)	(2)		(2)
Core earnings	471	451	415	4		13
Impairment charges	(184)	(109)	(61)	(69)		large
Operating profit before tax	287	342	354	(16)		(19)
Tax and minority interests	(85)	(108)	(115)	21		26
Net profit after tax/cash earnings	202	234	239	(14)		(15)
Economic profit	54	102	111	(47)		(51)
Expense to income ratio (%)	43.7%	44.3%	46.2%	60	bps	250	bps

	$bn	$bn	$bn
Deposits
Term deposits	14.1	13.5	13.0	4		8
Other	13.9	13.7	13.5	1		3
Total deposits	28.0	27.2	26.5	3		6
Net loans
Mortgages	31.4	31.0	30.5	1		3
Business	14.0	13.8	12.9	1		9
Other	1.7	1.7	1.7	—		—
Net loans	47.1	46.5	45.1	1		4
Total assets	48.4	47.7	46.3	1		5
Funds under management	2.0	2.0	1.9	—		5

Financial Performance (NZ$)

First Half 2009 — First Half 2008

Features:

•      Cash earnings down 15%, impacted by a significant increase in impairment charges, up $123 million as the New Zealand economy remained in recession

•      Core earnings up 13% driven by solid income growth

•      Continued expense discipline

New Zealand delivered cash earnings of $202 million for the First Half 2009, down 15% on First Half 2008. Operating income growth of 8% was led by solid growth in net interest income.

Net interest income increased 10% due to:

•      Consumer lending growth of 3%, reflecting a slowdown in mortgage growth as easing property valuations and rising unemployment dampened demand. Some restoration of spreads occurred as interest rates declined;

•      Business lending was up 9% mainly in dairy and infrastructure. Spreads increased reflecting the recoupment of higher funding costs and increased risk premium; and

•      Deposits grew 6% mainly in term deposits. Deposit spreads declined 35 basis points due to increased competition for retail deposits and a preference for lower spread products such as term deposits.

Non-interest income increased 5% primarily due to higher income from mortgage funds.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

The expense to income ratio improved 250 basis points to 43.7%. Expenses grew 2% as wage increases were offset by process improvements and sourcing initiatives reducing expenses in areas such as print management and car leasing.

Impairment charges increased $123 million driven by the continued slowdown in the New Zealand economy:

•      Business individually assessed provisions increased $30 million as more businesses experienced deteriorating operating conditions, particularly in the property sector;

•      Housing individually assessed provisions increased $31 million as a result of continued stress in the housing portfolio; and

•      Collectively assessed provisions increased $62 million mainly due to an increase in the number of exposures downgraded in the business portfolio.

Housing delinquencies greater than 90 days increased 48 basis points (from 34 basis points to 82 basis points).

Stressed exposures as a percentage of TCE increased from 191 basis points to 492 basis points primarily driven by the business portfolio.

First Half 2009 — Second Half 2008

Features:

•      Cash earnings down 14%

•      Core earnings up 4% driven by net interest income growth

•      Impairment charges up 69% as the recession continued

New Zealand cash earnings were down 14% for the First Half 2009 to $202 million.

Operating income growth of 3% was driven by 5% net interest income growth partially offset by 3% decrease in non-interest income compared to the Second Half 2008.

Net interest income growth of 5% was driven by:

•      Consumer lending increasing 1% reflecting slowing demand for credit. Spreads were higher than the Second Half 2008 reflecting the ongoing shift to floating rate products and recouping spreads reduced in the prior year;

•      Business lending was up 1%, with spreads also higher than in the Second Half 2008; and

•      Deposit growth of 3%. Spread compression was 14 basis points as a result of the competitive environment.

Non-interest income was down 3% due to the non-recurring impact of the re-pricing of the credit card loyalty program in June 2008.

Expenses grew 2%, reflecting tight control over operating costs.

Impairment charges increased $75 million due to the deepening recession and as a result of:

•      Business and housing individually assessed provisions increasing $27 million; and

•      Collectively assessed provisions increasing $48 million, mainly as a result of deterioration in the credit of a number of business exposures.

Credit card delinquencies greater than 90 days increased 2 basis points.

Stressed exposures as a percentage of TCE increased 201 basis points (from 291 basis points to 492 basis points) primarily driven by the business portfolio.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.5.1.     New Zealand Key Metrics

Lending Growth (%)(1)	1H09	2H08	1H08
Mortgages	3	3	10
Unsecured personal lending	1	2	9
Consumer lending	2	3	10
Business lending	3	14	15
Total lending	3	6	11

Deposit Growth (%)(1)	1H09	2H08	1H08
Consumer deposits	5	11	10
Business deposits	10	(9)	18
Total deposits	6	5	12

Divisional Interest Margin (%)	1H09	2H08	1H08
New Zealand	2.25	2.16	2.17

Credit Quality (%)	1H09	2H08	1H08
% of Portfolio > 90 Days
Housing delinquencies	0.82	0.47	0.34
Other consumer delinquencies	1.91	1.53	1.22
Impaired Assets
Impaired Assets/Total TCE	0.88	0.52	0.28

Customer Satisfaction	1H09	2H08	1H08
Consumer satisfaction(2)	58%	57%	N/A
Consumer satisfaction - position in market	6	6	N/A
Business satisfaction(3)	60%	60%	62%
Business satisfation - position in market	4	5	4

(1)	Growth on prior period annualised.

(2)

Nielsen Consumer Finance Monitor Toplines Q208-Q109 (March 2009). Nielsen implemented new survey methodology in the December 2007 quarter and comparatives for first half 2008 are unable to be revised. The data provided shows the 12 month rolling average data.

(3)	TNS Conversa Business Finance Monitor Rolling 4 Quarters to December 2008.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.6         PACIFIC BANKING

Pacific Banking provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATMs, telephone banking and Internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include home, personal and business lending and savings and investment accounts.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	73	63	54	16	35
Non-interest income	79	53	53	49	49
Net operating income	152	116	107	31	42
Operating expenses	(45)	(34)	(33)	(32)	(36)
Core earnings	107	82	74	30	45
Impairment charges	(4)	(9)	(7)	56	43
Operating profit before tax	103	73	67	41	54
Tax and minority interests	(34)	(25)	(22)	(36)	(55)
Net profit after tax/cash earnings	69	48	45	44	53
Economic profit	56	37	36	51	56
Expense to income ratio (%)	29.6%	29.3%	30.8%	(30bps )	120bps

	$bn	$bn	$bn
Deposits	2.1	2.2	1.8	(5)	17
Total assets	2.6	2.4	2.0	8	30

Financial Performance

First Half 2009 — First Half 2008

Features:

•      Cash earnings up 53% reflecting solid business growth, higher foreign exchange earnings and a significant positive foreign exchange impact on local currency earnings

Cash earnings for Pacific Banking increased 53% for the First Half 2009, driven by an increase in net operating income of 42%. Movements in exchange rates in the Pacific region impacted individual line items and reported cash earnings positively, increasing cash earnings $12 million compared to the First Half 2008.

Pacific region currencies strengthened significantly against the Australian dollar in the First Half 2009. Excluding the foreign exchange impact, underlying operating income grew 14% while expenses grew 13% in line with overall business growth.

The strong performance was driven primarily by healthy volume growth and strong foreign exchange earnings. Deteriorating economic conditions began to reduce customer activity across the region during the second quarter.

Impairment charges in the First Half 2009 for the Pacific region remained low.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•      Cash earnings up 44% reflecting solid business growth, higher FX earnings and a significant positive foreign exchange impact on local currency earnings

Cash earnings for Pacific Banking increased 44% compared with the Second Half 2008, primarily driven by net operating income growth of 31% of which $29 million, or 25%, can be attributed to foreign exchange translation impacts. Movements in exchange rates in the Pacific region had a positive impact of $14 million on cash earnings compared to Second Half 2008.

Non-interest income increased due to strong FX earnings and higher volumes as importers sought to lock-in forward rates.

Expenses increased $11 million, up 32%, on the Second Half 2008, due to the impact of Pacific currencies strengthening against the Australian dollar.

Impairment charges were significantly lower during First Half 2009 as a result of credit downgrades in one portfolio in the Second Half of 2008.

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

6.7                            GROUP BUSINESS UNIT

This segment comprises:

•             Group items, including earnings on surplus capital, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments (such as hedge results associated with hedging our New Zealand earnings), earnings from property sales and certain other head office items such as centrally raised provisions;

•             Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

•             Structured Finance which originates and executes large principal transactions on behalf of Westpac which are typically multi-jurisdictional. Structured Finance transactions can be high yielding asset transactions or liability transactions which raise low cost funds on Westpac’s behalf.

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	460	310	214	48	115
Non-interest income	(48)	125	41	(138)	large
Net operating income	412	435	255	(5)	62
Operating expenses	—	(3)	(8)	100	100
Core earnings	412	432	247	(5)	67
Impairment charges	(120)	(43)	(33)	(179)	large
Operating profit before tax	292	389	214	(25)	36
Tax and minority interests	(118)	(138)	(20)	14	large
Preference dividends	—	(16)	(15)	100	100
Cash earnings	174	235	179	(26)	(3)

Group Treasury

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	450	231	158	95	185
Non-interest income	14	57	(1)	(75)	large
Cash earnings	301	183	101	64	198

Structured Finance

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Cash earnings	15	25	25	(40)	(40)

	$bn	$bn	$bn	$bn	$bn
Net loans	1.0	1.0	1.0	—	—
Total assets	2.6	3.0	2.8	(13)	(7)

BUSINESS UNIT PERFORMANCE	Interim Profit Announcement 2009

First Half 2009 — First Half 2008

Features:

•             Increased Group Treasury contribution

•             Increase in economic overlay impairment provision

Cash earnings decreased $5 million compared to the First Half 2008. This was mainly driven by an uplift of $200 million in Group Treasury cash earnings as a result of increased returns from interest rate risk management positions, offset by a further addition to the economic overlay impairment provision of $120 million and higher tax in First Half 2009 with tax provision releases in First Half 2008 not repeated.

The impact of merger accounting adjustments in the Group Business Unit were not material.

Income growth was primarily driven by growth in Group Treasury net interest income. This was reduced by negative non-interest income as a result of lower benefits from hedging of our overseas operations, lower R&D rebates and property sales included in the First Half 2008 and not repeated in the First Half 2009.

The tax expense in the First Half 2009 was closer to a more normal tax rate following one-off tax benefits in First Half 2008.

First Half 2009 — Second Half 2008

Features:

•             Increased economic overlay impairment provision offset by higher Group Treasury contribution

Cash earnings decreased $61 million compared to the Second Half 2008, with higher Group Treasury contribution offset by a lower contribution from one-off items. The Second Half 2008 included profit from the sale of Visa shares, upfront profit on the life insurance partnership with AIA Australia and the sale of properties. A further $120 million was also added to the economic overlay provision

Group Treasury Value at Risk (VaR)

An increase in average daily VaR from $22.9 million for the Second Half 2008 to $41.4 million for the First Half 2009 reflects the continued impact of further increases in market volatility on the holdings of liquid assets, continued aggressive monetary policy easing in Australia, New Zealand and the US and basis positions used to manage the conversion of foreign currency borrowings.

VaR numbers for First Half 2009 includes St.George treasury positions from 18 November 2008.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

7.1         FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 1. Pro forma interest spread and margin analysis

	Pro forma	Pro forma	Pro forma
	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Group
Average external interest earning assets ($m)	511,122	494,826	466,407
Net interest income ($m)	5,701	5,063	4,661
Interest spread (%)	2.05	1.74	1.68
Benefit of net non-interest bearing liabilities and equity (%)	0.19	0.31	0.32
Interest margin (%)	2.24	2.05	2.00

Analysis by business unit

Average external interest earning assets ($m)
Westpac Retail & Business Banking	191,095	180,632	168,711
St.George Retail & Business Bank	110,419	105,988	98,903
Westpac Institutional Bank	97,695	96,638	92,472
New Zealand (A$)	38,908	37,101	37,825
BT Financial Group	9,925	9,962	9,858
Pacific Banking	2,394	1,820	1,798
Group Business Unit	60,686	62,685	56,840
Group total	511,122	494,826	466,407
New Zealand (NZ$)	46,884	45,714	43,748

Net interest income ($m) (excluding capital benefit)(1)
Westpac Retail & Business Banking	2,225	2,027	1,888
St.George Retail & Business Bank	1,043	958	911
Westpac Institutional Bank	683	536	471
New Zealand (A$)	436	401	411
BT Financial Group	28	6	4
Pacific Banking	66	55	50
Group Business Unit	1,220	1,080	926
Group total	5,701	5,063	4,661
Tax equivalent gross up(2)	(23)	(34)	(38)
Reported net interest income	5,678	5,029	4,623
New Zealand (NZ$)	526	493	476

Interest margin (%)
Westpac Retail & Business Banking	2.34%	2.24%	2.24%
St.George Retail & Business Bank	1.89%	1.80%	1.84%
Westpac Institutional Bank	1.40%	1.11%	1.02%
New Zealand	2.25%	2.16%	2.17%
BT Financial Group	0.57%	0.12%	0.08%
Pacific Banking	5.53%	6.04%	5.56%
Group Business Unit	4.03%	3.45%	3.26%
New Zealand (NZ$)	2.25%	2.16%	2.17%

(1)  Capital benefit represents the notional revenue earned on capital allocated to business units under Westpac’s economic capital framework.

(2)  Westpac has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 2. Pro forma average balance sheet and interest rates

	Pro forma			Pro forma			Pro forma
	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions	33,997	616	3.6%	32,075	1,122	7.0%	37,646	1,273	6.8%
Trading securities	37,392	1,032	5.5%	38,917	1,365	7.0%	28,047	943	6.7%
Available-for-sale securities	1,771	71	8.0%	3,363	103	6.1%	2,985	101	6.8%
Other financial assets designated at fair value	1,160	24	4.1%	1,230	56	9.1%	1,204	36	6.0%
Regulatory deposits	930	13	2.8%	1,314	3	0.5%	838	28	6.7%
Loans and other receivables	435,872	15,537	7.1%	417,927	18,487	8.8%	395,687	16,290	8.2%
Total interest earning assets and interest income(1)	511,122	17,293	6.8%	494,826	21,136	8.5%	466,407	18,671	8.0%
Non-interest earning assets
Cash, due from other financial institutions	1,384			242			1,682
Life insurance assets	11,428			13,257			14,863
All other assets(2)	89,736			40,918			41,257
Total non-interest earning assets	102,548			54,417			57,802
Total assets	613,670			549,243			524,209

	Pro forma			Pro forma			Pro forma
	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	310,308	7,307	4.7%	291,885	9,392	6.4%	282,566	8,417	6.0%
Due to other financial institutions	18,471	332	3.6%	11,822	259	4.4%	9,590	243	5.1%
Loan capital	12,572	355	5.7%	10,681	385	7.2%	9,871	310	6.3%
Other interest bearing liabilities(3)	149,756	3,598	4.8%	158,356	6,037	7.6%	140,684	5,040	7.2%
Total interest bearing liabilities and interest expense	491,107	11,592	4.7%	472,744	16,073	6.8%	442,711	14,010	6.3%
Non-interest bearing liabilities
Deposits and due to other financial institutions	12,416			11,029			10,311
Life insurance policy liabilities	10,829			12,570			13,776
All other liabilities(4)	65,230			26,873			32,862
Total non-interest bearing liabilities	88,475			50,472			56,949
Total liabilities	579,582			523,216			499,660
Shareholders’ equity	32,173			24,100			22,628
Minority interests	1,915			1,927			1,921
Total equity	34,088			26,027			24,549
Total liabilities and equity	613,670			549,243			524,209

	Pro forma			Pro forma			Pro forma
	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables:
Australia	381,183	13,382	7.0%	367,651	16,171	8.8%	345,512	14,057	8.1%
New Zealand	47,568	1,983	8.4%	44,935	2,108	9.4%	45,093	2,112	9.4%
Other overseas	7,121	172	4.8%	5,341	208	7.8%	5,082	121	4.8%
Deposits:
Australia	261,959	6,266	4.8%	244,399	7,998	6.5%	233,354	6,906	5.9%
New Zealand	28,965	805	5.6%	27,471	1,038	7.6%	28,305	1,058	7.5%
Other overseas	19,384	236	2.4%	20,015	356	3.6%	20,907	453	4.3%

(1)  Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $23 million for the First Half 2009 ($23 million benefit in interest income). First Half 2008 comparatives include a tax equivalent gross up of $38 million ($38 million benefit in interest income). Second Half 2008 comparatives include a tax equivalent gross up of $34 million ($34 million benefit in interest income).

(2)  Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.

(3)  Includes net impact of Group Treasury balance sheet management activities.

(4)  Includes provisions for current and deferred income tax and derivative financial instruments.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 3. Pro forma net interest income (cash earnings basis)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Interest income
Loans	15,661	18,287	16,146	(14)	(3)
Due from other financial institutions	616	1,109	1,264	(44)	(51)
Available-for-sale securities	71	94	86	(24)	(17)
Regulatory deposits with central banks overseas	13	3	28	large	(54)
Trading securities	1,022	1,368	939	(25)	9
Net gain/ (loss) on ineffective hedges	—	2	—	(100)	—
Other financial assets designated at fair value	24	56	36	(57)	(33)
Other	(137)	183	134	(175)	large
Total interest income(1)	17,270	21,102	18,633	(18)	(7)
Interest expense
Current and term deposits	(6,086)	(7,261)	(6,262)	16	3
Due to other financial institutions	(332)	(259)	(243)	(28)	(37)
Debt issues	(2,618)	(3,488)	(3,268)	25	20
Loan capital	(355)	(385)	(310)	8	(15)
Trading liabilities	(331)	(1,547)	(1,317)	79	75
Deposits at fair value	(1,221)	(2,131)	(2,155)	43	43
Other	(649)	(1,002)	(455)	35	(43)
Total interest expense	(11,592)	(16,073)	(14,010)	28	17
Net interest income (cash earnings basis)(1)	5,678	5,029	4,623	13	23

(1)  Total interest income and net interest income for the First Half 2009 in Note 3 are $23 million lower than total interest income and net interest income for the First Half 2009 in Note 2 (Second Half 2008: $34 million; First Half 2008: $38 million) because Note 2 includes a tax equivalent gross-up.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 4. Pro forma non-interest income (cash earnings basis)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Fees and commissions
Banking and credit related fees	444	412	418	8	6
Transaction fees and commissions received	829	800	838	4	(1)
Service and management fees	1	4	1	(75)	—
Other non-risk fee income	106	114	73	(7)	45
	1,380	1,330	1,330	4	4
Wealth management and insurance income(1)
Life insurance and funds management net operating income	566	673	675	(16)	(16)
General insurance commissions and premiums (net of claims paid)	95	89	67	7	42
	661	762	742	(13)	(11)
Trading income(2)
Foreign exchange	649	310	250	109	160
Other trading securities	130	101	190	29	(32)
	779	411	440	90	77
Other income
Dividends received	12	21	9	(43)	33
Rental income	3	4	2	(25)	50
Hedging overseas operations	(24)	(30)	(27)	20	11
Net gain/(loss) on derivatives held for risk management purposes(3)	(4)	39	8	(110)	(150)
Gain/(loss) on disposal of assets	1	27	37	(96)	(97)
Net gain/(loss) on financial assets at fair value	(53)	10	(7)	large	large
Other	(126)	51	47	large	large
	(191)	122	69	large	large
Non-interest income (cash earnings basis)	2,629	2,625	2,581	—	2

(1)  Wealth management and insurance income includes policyholder tax recoveries. A reconciliation between wealth management and insurance income in Note 4 and non-interest income for BTFG is provided in Section 6.4.3.

(2)  Trading income includes earnings from our WIB Markets and Pacific Banking businesses as well as our Treasury foreign exchange operations in Australia and New Zealand.

(3)  Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 5. Pro forma expense analysis (cash earnings basis)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Salaries and other staff expenses
Salaries and wages	1,470	1,426	1,428	(3)	(3)
Other staff expenses	392	349	364	(12)	(8)
Restructuring costs	3	2	9	(50)	67
Total salaries and other staff expenses	1,865	1,777	1,801	(5)	(4)

Equipment and occupancy expenses
Operating lease rentals	201	200	191	(1)	(5)
Depreciation, amortisation and impairment:
Premises	10	8	9	(25)	(11)
Leasehold improvements	24	21	19	(14)	(26)
Furniture and equipment	32	29	31	(10)	(3)
Technology	32	42	41	24	22
Software	93	124	109	25	15
Equipment repairs and maintenance	39	37	35	(5)	(11)
Electricity, water and rates	6	3	6	(100)	—
Land tax	3	1	3	(200)	—
Other	23	24	5	4	large
Total equipment and occupancy expenses	463	489	449	5	(3)

Other expenses
Amortisation of deferred expenditure	2	2	2	—	—
Impairment of goodwill	2	—	—	—	—
Non-lending losses	32	30	21	(7)	(52)
Purchased services:
Technology and information services	117	103	106	(14)	(10)
Legal	13	15	20	13	35
Other professional services	134	145	158	8	15
Credit card loyalty costs	158	81	104	(95)	(52)
Stationery	43	44	42	2	(2)
Postage and freight	62	65	62	5	—
Outsourcing costs	255	253	256	(1)	—
Insurance	10	9	9	(11)	(11)
Advertising	73	88	61	17	(20)
Transaction taxes	6	5	7	(20)	14
Training	9	11	13	18	31
Travel	32	35	40	9	20
Other expenses	79	64	73	(23)	(8)
Total other expenses	1,027	950	974	(8)	(5)
Total (cash earnings basis)	3,355	3,216	3,224	(4)	(4)

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 6. Pro forma earnings per share

	Pro forma			% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
Cash earnings per ordinary share (cents)	82.4	100.1	98.2	(18)	(16)
Weighted average number of fully paid ordinary shares (millions) - Basic (cash earnings)	2,786	1,886	1,873	48	49

Reconciliation of ordinary shares on issue before the effect of own shares held

	Half Year	Half Year	Half Year
(millions)	March 09	Sept 08	March 08
Opening balance	1,895	1,879	1,865
Number of shares issued for St.George Merger	743	—	—
Number of shares issued under the Dividend Reinvestment Plan (DRP)	30	16	13
Number of shares issued under Underwritten DRP	54	—	—
Number of shares issued under the Employee Share Plan (ESP)	—	—	1
Number of shares issued under option and share right schemes	4	—	—
Number of shares issued under Share Purchase Plan	28	—	—
Number of shares issued relating to acquisition of Hastings FML	1	—	—
Number of shares issued relating to Institutional Placement	156	—	—
Closing balance	2,911	1,895	1,879

	Pro forma
	Half Year	Half Year	Half Year
	31 March	30 Sept	31 March
	2009	2008	2008
	Basic	Basic	Basic
Reconciliation of earnings used in t he calculation of earnings per ordinary share ($millions)
Net profit	2,336	1,927	1,872
Net profit attributable to minority interests	(41)	(40)	(33)
Cash earnings(1)	2,295	1,887	1,839
Weighted average number of ordinary shares (millions)	2,786	1,886	1,873
Earnings per ordinary share (cents)	82.4	100.1	98.2

(1)       Cash earnings used for the purpose of the cash earnings per share calculation is the pro forma cash earnings for the First Half 2009 and the cash earnings of WBC for the First Half 2008 and Second Half 2008.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 7. Pro forma loans

		Pro forma	Pro forma	% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Loans are classified based on the location of the lending office
Australia
Overdrafts	3,951	4,429	4,253	(11)	(7)
Credit card outstandings	9,419	9,240	9,068	2	4
Overnight and at call money market loans	378	297	410	27	(8)
Acceptance finance	49,521	46,763	42,659	6	16
Term loans:
Housing	198,752	184,895	173,067	7	15
Housing - Line of credit	35,656	35,907	35,853	(1)	(1)
Total housing	234,408	220,802	208,920	6	12
Non-housing	86,563	82,719	78,151	5	11
Finance leases	5,761	5,629	5,266	2	9
Margin lending	4,074	5,785	6,626	(30)	(39)
Other	5,467	7,593	6,360	(28)	(14)
Total Australia	399,542	383,257	361,713	4	10

New Zealand
Overdrafts	1,205	1,254	1,262	(4)	(5)
Credit card outstandings	965	937	943	3	2
Overnight and at call money market loans	1,654	1,341	1,968	23	(16)
Term loans:
Housing	26,410	26,134	26,375	1	—
Non-housing	16,103	16,437	14,884	(2)	8
Other	309	735	906	(58)	(66)
Total New Zealand	46,646	46,838	46,338	—	1

Other Overseas
Overdrafts	253	269	216	(6)	17
Term loans:
Housing	1,095	955	777	15	41
Non-housing	5,408	4,495	4,469	20	21
Finance leases	51	17	16	200	large
Other	20	44	45	(55)	(56)
Total Overseas	6,827	5,780	5,523	18	24

Total loans	453,015	435,875	413,574	4	10
Provision for impairment of loans	(4,143)	(2,361)	(2,031)	(75)	(104)
Total net loans(1)	448,872	433,514	411,543	4	9

(1)       Total net loans include securitised loans of $22,928 million of 31 March 2009 ($20,253 million at 30 September 2008 on a pro forma basis and $22,155 million at 31 March 2008 on a pro forma basis). These securitised loans exclude loans securitised to the Series 2008–1M WST Trust, as Westpac is the sole holder of all of the notes issued by that trust, and loans held by a warehouse trust that is funded by Westpac.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 8. Pro forma provisions for impairment charges

	Pro forma	Pro forma	Pro forma
	Half Year	Half Year	Half Year
$m	March 09	Sept 08	March 08
Collectively assessed provisions
Balance at beginning of the period	2,131	1,863	1,701
Merger adjustments(1)	491	—	—
New provisions raised	635	514	333
Write-offs	(281)	(306)	(234)
Discount unwind	114	69	61
Exchange rate and other adjustments	(23)	(9)	2
Closing balance	3,067	2,131	1,863

Individually assessed provisions
Balance at beginning of the period	458	375	182
Merger adjustments(1)	66	—	—
New individually assessed provisions	1,030	242	266
Write-backs	(36)	(62)	(28)
Write-offs	(115)	(100)	(43)
Discount unwind	(6)	(4)	(2)
Exchange rate and other adjustments	19	7	—
Closing balance	1,416	458	375

Total provisions for impairment charges on loans and credit commitments	4,483	2,589	2,238
Less provisions for credit commitments	(340)	(228)	(207)
Total provisions for impairment charges on loans	4,143	2,361	2,031

	Pro forma	Pro forma	Pro forma
	Half Year	Half Year	Half Year
$m	March 09	Sept 08	March 08
Reconciliation of impairment charges
New individually assessed provisions	1,030	242	266
Write-backs	(36)	(62)	(28)
Recoveries	(18)	(30)	(30)
New collectively assessed provisions	635	514	333
Impairment charges	1,611	664	541

(1)  Merger adjustments include merger accounting adjustments on a pro forma basis.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 9. Pro forma non-performing loans

	Australia			New Zealand			Overseas			Total
		Pro forma	Pro forma		Pro forma	Pro forma		Pro forma	Pro forma		Pro forma	Pro forma
As at	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
Non-accrual assets:(1)
Gross amount	2,628	949	828	405	234	118	77	67	79	3,110	1,250	1,025
Impairment provision	(1,295)	(383)	(319)	(118)	(67)	(31)	(34)	(33)	(40)	(1,447)	(483)	(390)
Net	1,333	566	509	287	167	87	43	34	39	1,663	767	635
Restructured loans:
Gross amount	—	—	1	—	—	2	1	6	4	1	6	7
Impairment provision	—	—	—	—	—	—	—	—	—	—	—	—
Net	—	—	1	—	—	2	1	6	4	1	6	7
Overdrafts and revolving credit greater than 90 days:
Gross amount	161	129	151	26	21	17	1	1	1	188	151	169
Impairment provision	(136)	(106)	(106)	(14)	(11)	(9)	(1)	(1)	(1)	(151)	(118)	(116)
Net	25	23	45	12	10	8	—	—	—	37	33	53
Total non-performing loans:
Gross amount	2,789	1,078	980	431	255	137	79	74	84	3,299	1,407	1,201
Impairment provision	(1,431)	(489)	(425)	(132)	(78)	(40)	(35)	(34)	(41)	(1,598)	(601)	(506)
Net	1,358	589	555	299	177	97	44	40	43	1,701	806	695

(1)  Represents assets (excluding restructured loans) that are individually assessed for impairment, with the exception of loans that are fully backed by acceptable security.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 10. Pro forma movement in gross impaired assets(1)

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Balance as at beginning of period	1,407	1,201	717	17	96
Merger adjustments	186	—	—	—	—
New and increased	1,798	710	742	153	142
Write-offs	(396)	(406)	(277)	2	(43)
Returned to performing or repaid	(159)	(344)	(242)	54	34
Portfolio managed - new/increased/returned/repaid	464	248	236	87	97
Exchange rate and other adjustments	(1)	(2)	25	50	(104)
Balance as at period end	3,299	1,407	1,201	134	175

Note 11. Pro forma items past 90 days but well secured

	Pro forma	Pro forma	Pro forma	% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia:
Housing products	640	446	357	43	79
Other products	1,055	700	503	51	110
Total Australia	1,695	1,146	860	48	97
New Zealand:
Housing products	135	58	53	133	155
Other products	68	16	7	large	large
Other Overseas	22	25	19	(12)	16
Total Overseas	225	99	79	127	185
Total	1,920	1,245	939	54	104

(1)  The merger adjustments include assets that were graded as impaired as part of the merger accounting adjustment process.

FIRST HALF 2009 PRO FORMA FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 12. Pro forma deposits

		Pro forma	Pro forma	% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia
Deposits at fair value
Certificates of deposit	44,593	64,846	67,557	(31)	(34)
Total deposits at fair value	44,593	64,846	67,557	(31)	(34)
Deposits at amortised cost
Non-interest bearing, repayable at call	9,240	8,761	8,268	5	12
Certificates of deposit	5,531	7,323	6,313	(24)	(12)
Other interest bearing:
At call	130,986	123,126	118,306	6	11
Term	82,323	61,572	47,231	34	74
Total deposits at amortised cost	228,080	200,782	180,118	14	27
Total Australia	272,673	265,628	247,675	3	10

New Zealand
Deposits at fair value
Certificates of deposit	3,369	3,488	3,710	(3)	(9)
Total deposits at fair value	3,369	3,488	3,710	(3)	(9)
Deposits at amortised cost
Non-interest bearing, repayable at call	1,939	1,816	2,029	7	(4)
Certificates of deposit	—	—	—	—	—
Other interest bearing:
At call	12,409	11,688	11,529	6	8
Term	12,748	13,345	13,671	(4)	(7)
Total deposits at amortised cost	27,096	26,849	27,229	1	—
Total New Zealand	30,465	30,337	30,939	—	(2)

Other Overseas
Deposits at fair value
Certificates of deposit	9,015	9,507	9,806	(5)	(8)
Total deposits at fair value	9,015	9,507	9,806	(5)	(8)
Deposits at amortised cost
Non-interest bearing, repayable at call	453	589	475	(23)	(5)
Certificates of deposit	503	533	658	(6)	(24)
Other interest bearing:
At call	894	956	835	(6)	7
Term	8,230	9,736	8,754	(15)	(6)
Total deposits at amortised cost	10,080	11,814	10,722	(15)	(6)
Total Other Overseas	19,095	21,321	20,528	(10)	(7)

Total deposits	322,233	317,286	299,142	2	8

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Notes to the statements shown in Sections 8.1, 8.2, 8.3, and 8.4 as required by Appendix 4D are referenced in the margin of the relevant tables

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.1                            CONSOLIDATED INCOME STATEMENT

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	Note	March 09	Sept 08	March 08	Mar 09	Mar 09
Interest income	4	15,843	15,382	13,699	3	16
Interest expense	4	(10,285)	(11,630)	(10,229)	12	(1)
Net interest income		5,558	3,752	3,470	48	60
Non-interest income	5	2,529	1,955	2,428	29	4
Net operating income before operating expenses and impairment charges		8,087	5,707	5,898	42	37
Operating expenses	6	(3,429)	(2,899)	(2,556)	(18)	(34)
Impairment charges	12	(1,557)	(498)	(433)	large	large
Profit before income tax		3,101	2,310	2,909	34	7
Income tax expense	8	(885)	(613)	(674)	(44)	(31)
Net profit for the period		2,216	1,697	2,235	31	(1)
Net profit attributable to minority interests		(41)	(40)	(33)	(3)	(24)
Net profit attributable to equity holders of WBC		2,175	1,657	2,202	31	(1)

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.2                            CONSOLIDATED BALANCE SHEET

					% Mov’t	% Mov’t
As at		31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	Note	2009	2008	2008	Mar 09	Mar 09
Assets
Cash and balances with central banks		3,866	4,809	4,109	(20)	(6)
Due from other financial institutions		24,494	21,345	30,094	15	(19)
Derivative financial instruments	20	50,877	34,810	22,859	46	123
Trading securities		30,581	39,534	24,688	(23)	24
Other financial assets designated at fair value		2,840	2,547	1,637	12	73
Available-for-sale securities		2,053	1,613	1,137	27	81
Loans for consumer purposes	11	277,205	187,245	173,755	48	60
Loans for business purposes	11	171,667	126,300	124,345	36	38
Life insurance assets		10,635	12,547	13,407	(15)	(21)
Regulatory deposits with central banks overseas		932	927	1,053	1	(11)
Goodwill and other intangible assets(1)		11,594	2,989	3,071	large	large
Property, plant and equipment		853	505	492	69	73
Current tax assets		—	77	—	(100)	—
Net deferred tax assets		1,583	756	827	109	91
Other assets		5,050	3,672	3,695	38	37
Total assets		594,230	439,676	405,169	35	47

Liabilities
Due to other financial institutions		11,842	15,861	13,776	(25)	(14)
Deposits at fair value	18	56,977	60,011	63,758	(5)	(11)
Deposits at amortised cost	18	265,256	173,719	159,719	53	66
Derivative financial instruments	20	50,216	24,970	19,627	101	156
Trading liabilities and other financial liabilities designated at fair value		14,405	16,689	10,481	(14)	37
Debt issues		122,685	96,398	86,594	27	42
Acceptances		2,424	3,971	5,803	(39)	(58)
Current tax liabilities		1,289	—	469	—	175
Life insurance liabilities		10,039	11,953	12,738	(16)	(21)
Provisions		1,335	1,106	816	21	64
Other liabilities		9,003	6,809	5,685	32	58
Total liabilities excluding loan capital		545,471	411,487	379,466	33	44

Loan capital
Subordinated bonds, notes and debentures		8,929	6,545	5,672	36	57
Subordinated perpetual notes		568	486	425	17	34
Trust preferrred securities 2004 (TPS 2004)		855	666	595	28	44
Westpac SPS		1,022	1,021	—	—	—
Westpac SPS II		897	—	—	—	—
Total loan capital		12,271	8,718	6,692	41	83
Total liabilities		557,742	420,205	386,158	33	44

Net assets		36,488	19,471	19,011	87	92

Shareholders’ equity
Share capital:
Ordinary share capital		23,139	6,744	6,428	large	large
Treasury and RSP Treasury shares		(189)	(151)	(170)	(25)	(11)
Reserves		319	256	245	25	30
Retained profits		11,287	10,698	10,588	6	7
Total equity attributable to equity holders of WBC		34,556	17,547	17,091	97	102

Minority Interests
Trust preferred securities 2003 (TPS 2003)		1,132	1,137	1,137	—	—
Trust preferred securities 2006 (TPS 2006)		753	755	755	—	—
Other		47	32	28	47	68
Total minority interests		1,932	1,924	1,920	—	1
Total shareholders equity and minority interests		36,488	19,471	19,011	87	(92)

(1)

Goodwill and other intangible assets included $586 million in capitalised software costs ($464 million at 30 September 2008 and $548 million at 31 March 2008) with an average amortisation period of approximately three years.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.3                            CONSOLIDATED CASH FLOW STATEMENT

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	Note	March 09	Sept 08	March 08	Mar 09	Mar 09
Cash flows from operating activities
Interest received		16,024	15,421	13,344	4	20
Interest paid		(9,616)	(11,325)	(10,064)	15	4
Dividends received excluding life business		10	12	3	(17)	large
Other non-interest income received		1,756	1,651	1,488	6	18
Operating expenses paid		(2,029)	(2,201)	(2,043)	8	1
Net (increase)/decrease in trading and fair value assets		15,744	(15,266)	(2,731)	large	large
Net increase/(decrease) in trading and fair value liabilities		(9,589)	6,165	2,305	large	large
Net decrease/(increase) in derivative financial instruments		19,686	(1,349)	(4,865)	large	large
Income tax paid excluding life business		(357)	(859)	(715)	58	50
Life business:
Receipts from policyholders and customers		1,298	1,324	1,322	(2)	(2)
Interest and other items of similar nature		27	15	21	80	29
Dividends received		192	609	239	(68)	(20)
Payments to policyholders and suppliers		(1,358)	(1,674)	(1,474)	19	8
Income tax paid		(43)	(23)	(57)	(87)	25
Net cash provided/(used in) by operating activities	21	31,745	(7,500)	(3,227)	large	large
Cash flows from investing activities
Proceeds from available-for-sale securities		2,987	2,379	2,135	26	40
Purchase of available-for-sale securities		(1,084)	(2,929)	(1,946)	63	44
Net (increase)/decrease in:
Due from other financial institutions		1,032	9,115	(1,739)	(89)	159
Loans		(16,524)	(16,329)	(22,869)	(1)	28
Life insurance assets		17	71	396	(76)	(96)
Regulatory deposits with central banks overseas		98	240	(321)	(59)	131
Other assets		2,994	4,186	(878)	(28)	large
Purchase of intangible assets		(139)	(200)	(113)	31	(23)
Purchase of property, plant and equipment		(117)	(114)	(81)	(3)	(44)
Proceeds from disposal of property, plant and equipment		—	44	20	(100)	(100)
Controlled entities and businesses disposed, net of cash held		—	—	70	—	(100)
Partial disposal of controlled entities		—	—	229	—	(100)
Controlled entities and businesses acquired, net of cash held and transaction costs		378		(137)	—	large
Net cash provided/(used in) investing activities		(10,358)	(3,537)	(25,234)	(193)	59
Cash flows from financing activities
Issue of loan capital (net of issue costs)		897	1,540	—	(42)	—
Redemption of loan capital		(1,869)	—	(1,064)	—	(76)
Proceeds from share placements and share purchase plan		2,890	—	—	—	—
Proceeds from exercise of employee options		2	14	15	(86)	(87)
Purchase of share on exercise of employee options and rights		(10)	(59)	(73)	83	86
Net increase/(decrease) in:
Due to other financial institutions		(10,935)	1,055	4,707	large	large
Deposits		8,552	8,755	21,589	(2)	(60)
Debt issues		(19,457)	1,015	5,802	large	large
Other liabilities		(1,617)	410	300	large	large
Purchase of treasury shares		(35)	—	(73)	—	52
Sale of treasury shares		—	19	17	(100)	(100)
Payment of dividends - Westpac shareholders		(887)	(952)	(920)	7	4
DRP underwritten		887	—	—	—	—
Payments of dividends - St. George shareholders		(708)	—	—	—	—
Payment of dividends to minority interests		(40)	(48)	(25)	17	(60)

Net cash provided/(used in) by financing activities		(22,330)	11,749	30,275	large	(174)
Net increase/(decrease) in cash and cash equivalents		(943)	712	1,814	large	(152)
Effect of exchange rate changes on cash and cash equivalents		—	(12)	52	100	(100)
Cash and cash equivalents at beginning of the period		4,809	4,109	2,243	17	114
Cash and cash equivalents at period end		3,866	4,809	4,109	(20)	(6)

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.4                            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Gains/(losses) on available-for-sale securities:
Recognised in equity	(16)	(7)	40	(129)	(140)
Transferred to income statement	60	1	2	large	large
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(149)	(186)	(34)	20	large
Transferred to income statement	(34)	(10)	5	large	large
Defined benefit obligation actuarial gains/(losses) recognised in equity	(224)	(235)	(143)	5	(57)
Exchange differences on translation of foreign operations	132	99	(13)	33	large
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(16)	(8)	(13)	(100)	(23)
Cash flow hedging reserve	57	62	5	(8)	large
Foreign currency translation reserve	(17)	8	9	large	large
Net income recognised directly in equity	(207)	(276)	(142)	25	(46)
Profit for the period	2,216	1,697	2,235	31	(1)
Total recognised income and expense for the period	2,009	1,421	2,093	41	(4)
Attributable to:
Members of the parent	1,968	1,381	2,060	43	(4)
Minority interests	41	40	33	3	24
Total recognised income and expense for the period	2,009	1,421	2,093	41	(4)

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.5                            NOTES TO FIRST HALF 2009 REPORTED FINANCIAL INFORMATION

Note 1.   Basis of preparation of financial information

(i)           General

The accounting policies and methods of computation adopted in the preparation of the First Half 2009 Financial Information are the same as those in the previous financial year and corresponding interim reporting period, except as noted below. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The accounting policies and methods of computation adopted in the previous financial year were in accordance with the Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act. Westpac’s consolidated financial statements for the previous financial year also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

All amounts have been rounded to the nearest million dollars unless otherwise stated.

(ii)          Changes in accounting policies

The following standards, interpretations and amendments have been adopted in the 2009 financial year:

Interpretation 13 Customer Loyalty Programmes was adopted with effect from 1 October 2007. Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when customers redeem the points. Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to awards credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled. The change in accounting policy has been applied retrospectively in accordance with the transitional provisions of the Interpretation. As a result of this amendment at 1 October 2007 retained earnings decreased by $34 million and the deferred revenue balance increased by $48 million with deferred tax asset balance increasing by $14 million. The revised interpretation resulted in an increase to non interest income of $181 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008) and an increase in operating expenses of $158 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008).

With effect from 1 October 2007, the Group changed its accounting treatment for actuarial gains and losses on its employee defined benefit superannuation plans. The revised policy brings to account all unrecognised actuarial gains/losses outside of the profit and loss directly in the statement of recognised income and expenses. At 30 September 2007 the defined benefit obligation decreased by $158 million and retained earnings increased by $111 million. Previously the Group applied the corridor approach. At 31 March 2009 the cumulative change resulted in a decrease to retained earnings of $491 million and an increase in the retirement benefit deficit balance of $702 million (30 September 2008: decrease in retained earnings of $267 million and an increase in retirement benefit deficit balance of $381 million, 31 March 2008: decrease in retained earnings of $32 million and an increase in retirement benefit deficit balance of $46 million). Deferred tax entries have been recognised for the difference between the change to retained earnings and the retirement benefit deficit balance.

In October 2008 the AASB and IASB issued an amendment to AASB 139 Financial Instruments: Recognition and Measurement (AASB 139), in response to the global financial crisis. The amendment permits the reclassification of certain financial instruments in limited circumstances. Westpac has not made use of this amendment in its 2009 Interim Financial Report.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 2. Interest Spread and Margin Analysis

	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Group
Average external interest earning assets ($m)	476,095	360,701	342,613
Net interest income (reported basis)	5,558	3,752	3,470
Tax equivalent gross-up(1)	23	34	38
Adjusted net interest income ($m)	5,581	3,786	3,508
Interest spread (%)	2.17	1.80	1.72
Benefit of net non-interest bearing liabilities and equity (%)	0.18	0.30	0.33
Interest margin (%)	2.35	2.10	2.05

(1)       Westpac has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 3. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions	32,289	516	3.2%	23,743	797	6.7%	30,209	1,007	6.7%
Trading securities	35,250	952	5.4%	29,886	1,049	7.0%	20,802	706	6.8%
Available-for-sale securities	1,650	62	7.5%	2,557	70	5.5%	2,187	68	6.2%
Other financial assets designated at fair value	1,175	24	4.1%	1,230	56	9.1%	1,204	36	6.0%
Regulatory deposits	930	13	2.8%	1,314	3	0.5%	838	28	6.7%
Loans and other receivables	404,801	14,299	7.1%	301,971	13,441	8.9%	287,373	11,892	8.3%
Total interest earning assets and interest income(1)	476,095	15,866	6.7%	360,701	15,416	8.5%	342,613	13,737	8.0%
Non-interest earning assets

Cash, due from other financial institutions and regulatory deposits	1,292			17			1,451
Life insurance assets	11,428			13,257			14,863
All other assets(2)	85,370			35,060			34,974
Total non-interest earning assets	98,090			48,334			51,288
Total assets	574,185			409,035			393,901

	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	289,626	6,478	4.5%	215,701	6,956	6.4%	212,045	6,405	6.0%
Due to other financial institutions	17,229	312	3.6%	10,848	227	4.2%	8,916	222	5.0%
Loan capital	11,679	323	5.5%	7,635	260	6.8%	7,425	224	6.0%
Other interest bearing liabilities(3)	138,615	3,172	4.6%	110,556	4,187	7.6%	96,604	3,378	7.0%
Total interest bearing liabilities and interest expense	457,149	10,285	4.5%	344,740	11,630	6.7%	324,990	10,229	6.3%
Non-interest bearing liabilities
Deposits and due to other financial institutions	11,937			9,731			8,903
Life insurance policy liabilities	10,829			12,570			13,776
All other liabilities(4)	63,152			22,871			28,121
Total non-interest bearing liabilities	85,918			45,172			50,800
Total liabilities	543,067			389,912			375,790
Shareholders’ equity	29,205			17,202			16,196
Minority interests	1,913			1,921			1,915
Total equity	31,118			19,123			18,111
Total liabilities and equity	574,185			409,035			393,901

	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables:
Australia	350,112	12,144	7.0%	251,695	11,125	8.8%	237,198	9,659	8.1%
New Zealand	47,568	1,983	8.4%	44,935	2,108	9.4%	45,093	2,112	9.4%
Other overseas	7,121	172	4.8%	5,341	208	7.8%	5,082	121	4.8%
Deposits:
Australia	241,277	5,437	4.5%	168,215	5,562	6.6%	162,833	4,894	6.0%
New Zealand	28,965	805	5.6%	27,471	1,038	7.6%	28,305	1,058	7.5%
Other overseas	19,384	236	2.4%	20,015	356	3.6%	20,907	453	4.3%

(1)

Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $23 million for the First Half 2009 ($23 million benefit in interest income). First Half 2008 comparatives include a tax equivalent gross up of $38 million ($38 million benefit in interest income). Second Half 2008 comparatives include a tax equivalent gross up of $34 million ($34 million benefit in interest income).

(2)	Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.
(3)	Includes net impact of Group Treasury balance sheet management activities.
(4)	Includes provisions for current and deferred income tax and derivative financial instruments.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 4. Net interest income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Interest income
Loans	14,400	13,250	11,748	9	23
Due from other financial institutions	516	784	998	(34)	(48)
Available-for-sale securities	62	61	53	2	17
Regulatory deposits with central banks overseas	13	3	28	large	(54)
Trading securities	942	1,052	702	(10)	34
Net gain/(loss) on ineffective hedges	23	(3)	4	large	large
Other financial assets designated at fair value	24	56	36	(57)	(33)
Other	(137)	179	130	(177)	large
Total interest income(1)	15,843	15,382	13,699	3	16

Interest expense
Current and term deposits	(5,257)	(4,825)	(4,250)	(9)	(24)
Due to other financial institutions	(312)	(227)	(222)	(37)	(41)
Debt issues	(2,338)	(2,334)	(2,146)	—	(9)
Loan capital	(323)	(260)	(224)	(24)	(44)
Trading liabilities	(262)	(994)	(917)	74	71
Deposits at fair value	(1,221)	(2,131)	(2,155)	43	43
Other	(572)	(859)	(315)	33	(82)
Total interest expense	(10,285)	(11,630)	(10,229)	12	(1)
Net interest income(1)	5,558	3,752	3,470	48	60

(1)       Total interest income and net interest income for the First Half 2009 in Note 3 are $23 million lower than total interest income and net interest income for the First Half 2009 in Note 2 (Second Half 2008: $34 million; First Half 2008: $38 million) because Note 2 includes a tax equivalent gross-up.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 5. Non-interest income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Fees and commissions
Banking and credit related fees	408	271	282	51	45
Transaction fees and commissions received	787	636	682	24	15
Service and management fees	1	4	1	(75)	—
Other non-risk fee income	106	111	73	(5)	45
	1,302	1,022	1,038	27	25

Wealth management and insurance income
Life insurance and funds management net operating income	545	501	431	9	26
General insurance commissions and premiums (net of claims paid)	85	66	44	29	93
	630	567	475	11	33

Trading income(1)
Foreign exchange	659	286	228	130	189
Other trading securities	7	58	160	(88)	(96)
	666	344	388	94	72

Other income
Dividends received	10	12	3	(17)	large
Rental income	2	1	—	100	—
Net gain/(loss) on ineffective hedges	7	3	—	133	—
Hedging overseas operations	(24)	(30)	(27)	20	11
Net gain/(loss) on derivatives held for risk management purposes(2)	91	22	64	large	42
Gain/(loss) on disposal of assets	1	(6)	463	117	(100)
Net gain/(loss) on financial assets at fair value	(40)	9	(10)	large	large
Other	(116)	11	34	large	large
	(69)	22	527	large	(113)
Non-interest income	2,529	1,955	2,428	29	4

(1)       Trading income includes earnings from our WIB Markets and Pacific Banking businesses as well as our Treasury foreign exchange operations in Australia and New Zealand.

(2)       Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 6. Expense analysis

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Salaries and other staff expenses
Salaries and wages	1,406	1,105	1,102	(27)	(28)
Other staff expenses	363	292	292	(24)	(24)
Restructuring costs	40	115	9	65	large
Total salaries and other staff expenses	1,809	1,512	1,403	(20)	(29)

Equipment and occupancy expenses
Operating lease rentals	188	152	146	(24)	(29)
Depreciation, amortisation and impairment:
Premises	8	—	1	—	large
Leasehold improvements	24	25	18	4	(33)
Furniture and equipment	29	17	20	(71)	(45)
Technology	30	60	30	50	—
Software	86	261	90	67	4
Equipment repairs and maintenance	34	19	20	(79)	(70)
Electricity, water and rates	6	2	5	(200)	(20)
Land tax	2	—	2	—	—
Other	23	23	4	—	large
Total equipment and occupancy expenses	430	559	336	23	(28)

Other expenses
Amortisation of deferred expenditure	2	2	2	—	—
Amortisation of intangible assets	78	—	—	—	—
Impairment of goodwill(1)	2	—	18	—	89
Non-lending losses	109	31	22	large	large
Purchased services:
Technology and information services	110	81	77	(36)	(43)
Legal	13	11	16	(18)	19
Other professional services	166	162	136	(2)	(22)
Credit card loyalty cards	158	81	104	(95)	(52)
Stationery	38	26	25	(46)	(52)
Postage and freight	59	53	50	(11)	(18)
Outsourcing costs	252	241	245	(5)	(3)
Insurance	8	5	6	(60)	(33)
Advertising	68	64	35	(6)	(94)
Transaction taxes	6	2	2	(200)	(200)
Training	8	8	9	—	11
Travel	30	28	31	(7)	3
Other expenses	83	33	39	(152)	(113)
Total other expenses	1,190	828	817	(44)	(46)
Total	3,429	2,899	2,556	(18)	(34)

(1)       Impairment of goodwill in First Half 2008 relates to the impairment of BT New Zealand goodwill.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 7. Deferred expenses and capitalised software

				% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Capitalised software	586	464	548	26	7
Deferred acquisition costs	139	142	139	(2)	—
Other	28	28	28	—	—

Note 8. Income tax

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
The income tax expense for the period is reconciled to the profit per the income statement as follows:
Profit before income tax expense	3,101	2,310	2,909	34	7
Prima facie income tax based on the Australian company tax rate of 30% (2008: 30%)	930	693	873	34	7
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate(1)	—	1	3	(100)	(100)
Rebateable and exempt dividends	(10)	(17)	(16)	41	38
Tax losses not previously recognised now brought to account	—	(2)	(3)	100	100
Life insurance:
Tax adjustment on policyholders’ earnings(2)	(3)	(30)	(108)	90	97
Adjustment for life business tax rates	(3)	(2)	(10)	(50)	70
Other non-assessable items	(13)	(19)	(60)	32	78
Other non-deductible items	16	57	(3)	(72)	large
Adjustment for overseas tax rates	13	(3)	9	large	44
Income tax (over)/under provided in prior years	10	(17)	(9)	159	large
Other items	(55)	(48)	(2)	(15)	large
Total income tax expense in the income statement	885	613	674	44	31
Average effective income tax rate (%)	28.5	26.5	23.2	(200bps )	large
Tax equivalent gross up(3)	23.0	34.0	38.0	(32)	(39)
Effective tax rate (%) (excluding life company)	28.6	28.0	27.0	(60bps )	(160bps	)
Effective tax rate (%) (including gross up)	29.1	27.6	24.2	(150bps )	large
Effective tax rate (%) (including gross up and excluding life company accounting)	29.2	29.0	27.9	(20bps )	(130bps	)

(1)  The company tax rate in New Zealand reduced from 33% to 30% effective for the Group from 1 October 2008, and the company tax rate in the United Kingdom reduced from 30% to 28% effective for the Group during 2008.

(2)  In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for the half year ended 31 March 2009 includes a $4 million tax credit on policyholders’ investment earnings ($198 million tax credit in the year ended 30 September 2008, $154 million tax credit in the half year ended 31 March 2008) of which a $1 million tax benefit is in the prima facie tax expense ($59 million tax benefit in the year ended 30 September 2008, $46 million tax benefit in the half year ended 31 March 2008) and the balance of $3 million ($139 million in the year ended 30 September 2008, $108 million in the half year ended 31 March 2008) is shown here.

(3)  The tax equivalent gross up represents the benefit in respect of certain financing transactions entered into by the Institutional Bank.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 9. Dividends

	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Ordinary dividend (cents per share)
Interim (fully franked) - determined dividend	56	—	70
Final (fully franked)	—	72	—
	56	72	70
Total dividends paid
Ordinary dividends paid ($m)	1,362	1,311	1,265
	1,362	1,311	1,265

Ordinary dividend payout ratio(1)	74.9%	81.8%	59.3%

The group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted on page 49, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2009 interim dividend only, including that the Market Price will include a 2.5% discount. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 22 May 2009.

Note 10. Earnings per ordinary share

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
Earnings per ordinary share (cents):
Basic	84.3	88.0	118.0	(4)	(29)
Fully diluted(2)	81.1	85.5	115.2	(5)	(30)
Weighted average number of fully paid ordinary shares (millions) - Basic	2,579	1,878	1,865	37	38
Weighted average number of fully paid ordinary shares (millions) - Fully diluted(2)	2,745	1,971	1,956	39	40

Reconciliation of ordinary shares on issue before the effect of own shares held

Half Year

Half Year

Half Year

(millions)	March 09	Sept 08	March 08
Opening balance	1,895	1,879	1,865
Number of shares issued for St.George Merger	743	—	—
Number of shares issued under the Dividend Reinvestment Plan (DRP)	30	16	13
Number of shares issued under Underwritten DRP	54	—	—
Number of shares issued under the Employee Share Plan (ESP)	—	—	1
Number of shares issued under option and share right schemes	4	—	—
Number of shares issued under Share Purchase Plan	28	—	—
Number of shares issued relating to acquisition of Hastings FML	1	—	—
Number of shares issued relating to Institutional Placement	156	—	—
Closing balance	2,911	1,895	1,879

(1)  The dividend payout ratio for the First Half 2009 is based on the total dividend divided by total pro forma cash earnings. In September 2008 and March 2008 the dividend payout ratio was calculated based on dividend per share (spot) divided by earnings per weighted share.

(2)  On 31 March 2009 Westpac issued 9,083,278 Stapled Preferred Securities (Westpac SPS II) at $100 each, each consisting of a perpetual, unsecured, non-cumulative subordinated note, stapled to a preference share. As the Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered, however, given that the issue occurred on the last day of the reporting period, they have not been included in the calculation for the six months ended 31 March 2009.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 10. Earnings per ordinary share (continued)

	Half Year		Half Year		Half Year
	31 March		30 Sept		31 March
	2009		2008		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($millions)
Net profit	2,216	2,216	1,697	1,697	2,235	2,235
Net profit attributable to minority interests	(41)	(41)	(40)	(40)	(33)	(33)
Distribution on RSP treasury shares(1)	(2)	—	(3)	—	(1)	—
FIRsTS distributions	—	—	—	—	—	11
2004 TPS distributions	—	14	—	8	—	15
Westpac SPS	—	20	—	8	—	—
2007 convertible notes	—	18	—	13	—	26
Earnings	2,173	2,227	1,654	1,686	2,201	2,254
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,590	2,590	1,886	1,886	1,873	1,873
Effect of own shares held	(11)	(11)	(8)	(8)	(8)	(8)
Potential dilutive adjustment:
Exercise of options	—	4	—	6	—	8
Conversion of FIRsTS	—	—	—	—	—	14
Conversion of 2004 TPS	—	43	—	28	—	25
Restricted share plan	—	2	—	1	—	—
Westpac SPS	—	59	—	15	—	—
2007 convertible notes	—	58	—	43	—	44
Total weighted average number of ordinary shares	2,579	2,745	1,878	1,971	1,865	1,956
Earnings per ordinary share (cents)	84.3	81.1	88.0	85.5	118.0	115.2

(1)       Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding, while the equity granted to employees remains unvested. Despite the share being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit for the Second Half 2008 is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 11. Loans

				% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$ m	2009	2008	2008	Mar 09	Mar 09
Loans are classified based on the location of the lending office
Australia
Overdrafts	3,951	2,973	3,010	33	31
Credit card outstandings	9,419	7,536	7,446	25	26
Overnight and at call money market loans	378	297	410	27	(8)
Acceptance finance	49,521	24,499	22,865	102	117
Term loans:
Housing	198,752	132,039	122,600	51	62
Housing - Line of credit	35,656	13,217	13,664	170	161
Total housing	234,408	145,256	136,264	61	72
Non-housing	86,563	69,285	65,483	25	32
Finance leases	5,761	4,900	4,628	18	24
Margin lending	4,074	3,833	4,342	6	(6)
Other	5,467	4,293	3,451	27	58
Total Australia	399,542	262,872	247,899	52	61

New Zealand
Overdrafts	1,205	1,254	1,262	(4)	(5)
Credit card outstandings	965	937	943	3	2
Overnight and at call money market loans	1,654	1,341	1,968	23	(16)
Term loans:
Housing	26,410	26,134	26,375	1	—
Non-housing	16,103	16,437	14,884	(2)	8
Other	309	735	906	(58)	(66)
Total New Zealand	46,646	46,838	46,338	—	1

Other Overseas
Overdrafts	253	269	216	(6)	17
Term loans:
Housing	1,095	955	777	15	41
Non-housing	5,408	4,495	4,469	20	21
Finance leases	51	17	16	200	large
Other	20	44	45	(55)	(56)
Total Overseas	6,827	5,780	5,523	18	24

Total loans	453,015	315,490	299,760	44	51
Provision for impairment of loans	(4,143)	(1,945)	(1,660)	(113)	(150)
Total net loans(1)	448,872	313,545	298,100	43	51

(1)  Total net loans include securitised loans of $22,928 million at 31 March 2009 ($4,709 million at 30 September 2008 and $5,570 million at 31 March 2008). These securitised loans exclude loans securitised to the Series 2008 1M WST Trust, as Westpac is the sole holder of all of the notes issued by that trust, and loans held by a warehouse trust that is funded by Westpac.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 12. Provisions for impairment charges

	Half Year	Half Year	Half Year
$m	March 09	Sept 08	March 08
Collectively assessed provisions
Balance at beginning of the period	1,761	1,550	1,410
Add: St.George provisions including merger adjustments(1)	893	—	—
New provisions raised	584	354	252
Write-offs	(261)	(203)	(175)
Discount unwind	114	69	61
Exchange rate and other adjustments	(24)	(9)	2
Closing balance	3,067	1,761	1,550

Individually assessed provisions
Balance at beginning of the period	413	317	148
Add: St.George provisions including merger adjustments(1)	110	—	—
New individually assessed provisions	1,027	221	226
Write-backs	(36)	(62)	(28)
Write-offs	(112)	(66)	(27)
Discount unwind	(6)	(4)	(2)
Exchange rate and other adjustments	20	7	—
Closing balance	1,416	413	317
Total provisions for impairment charges on loans and credit commitments	4,483	2,174	1,867
Less provisions for credit commitments	(340)	(229)	(207)
Total provisions for impairment charges on loans	4,143	1,945	1,660

	Half Year	Half Year	Half Year
$m	March 09	Sept 08	March 08
Reconciliation of impairment charges
New individually assessed provisions	1,027	221	226
Write-backs	(36)	(62)	(28)
Recoveries	(18)	(15)	(17)
New collectively assessed provisions	584	354	252
Impairment charges	1,557	498	433

(1)  The St.George impairment provisions include $577 million relating to the merger accounting adjustments ($511 million in collectively assessed provisions and $66 million in individually assessed provisions).

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009 - Template

Note 13. Non-performing loans

	Australia			New Zealand			Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
As at	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
Non-accrual assets(1):
Gross amount	2,628	758	631	405	234	118	77	67	79	3,110	1,059	828
Impairment provision	(1,295)	(338)	(261)	(118)	(67)	(31)	(34)	(33)	(40)	(1,447)	(438)	(332)
Net	1,333	420	370	287	167	87	43	34	39	1,663	621	496

Restructured loans:
Gross amount	—	—	1	—	—	2	1	6	4	1	6	7
Impairment provision	—	—	—	—	—	—	—	—	—	—	—	—
Net	—	—	1	—	—	2	1	6	4	1	6	7

Overdrafts and revolving credit greater than 90 days:
Gross amount	161	90	103	26	21	17	1	1	1	188	112	121
Impairment provision	(136)	(85)	(81)	(14)	(11)	(9)	(1)	(1)	(1)	(151)	(97)	(91)
Net	25	5	22	12	10	8	—	—	—	37	15	30

Total non-performing loans:
Gross amount	2,789	848	735	431	255	137	79	74	84	3,299	1,177	956
Impairment provision	(1,431)	(423)	(342)	(132)	(78)	(40)	(35)	(34)	(41)	(1,598)	(535)	(423)
Net	1,358	425	393	299	177	97	44	40	43	1,701	642	533

(1) Represents assets (excluding restructured loans) that are individually assessed for impairment, with the exception of loans that are fully backed by acceptable security.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 14. Movement in gross impaired assets

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Balance as at beginning of period	1,177	956	540	23	118
Add: St.George impaired assets including merger adjustments(1)	416	—	—	—	—
New and increased	1,798	529	568	large	large
Write-offs	(373)	(269)	(202)	(39)	(85)
Returned to performing or repaid	(162)	(213)	(131)	24	(24)
Portfolio managed - new/increased/returned/repaid	444	161	165	176	169
Exchange rate and other adjustments	(1)	13	16	(108)	(106)
Balance as at period end	3,299	1,177	956	180	large

Note 15. Items past 90 days but well secured

	As at	As at	As at	% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia:
Housing products	640	219	192	192	large
Other products	1,055	445	333	137	large
Total Australia	1,695	664	525	155	large
New Zealand:
Housing products	135	58	53	133	155
Other products	68	16	7	large	large
Other Overseas	22	25	19	(12)	16
Total Overseas	225	99	79	127	185
Total	1,920	763	604	152	large

Note 16. Impaired assets and provisioning ratios

	As at	As at	As at	% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 08-		Mar 08-
As at	2009	2008	2008	Mar 09		Mar 09
Net impaired assets to equity and collectively assessed provisions	4.3%	3.0%	2.6%	(130bps	)	(170bps	)
Total impaired assets to gross loans	0.70%	0.37%	0.32%	(33bps	)	(38bps	)
Total impaired assets to equity and total provisions	8.1%	5.4%	4.6%	(270bps	)	(350bps	)
Total impairment provisions to total impaired assets	48.4%	45.4%	44.2%	300bps		large
Total provisions to gross loans	99bps	69bps	62bps	30bps		37bps
Collectively assessed provisions to performing non-housing loans(2)	152bps	113bps	104bps	39bps		48bps
Collectively assessed provisions to risk weighted assets	110bps	90bps	83bps	20bps		27bps
Collectively assessed provisions to credit risk weighted assets	125bps	105bps	94bps	20bps		31bps
Total provisions to risk weighted assets	160bps	111bps	100bps	49bps		60bps

Note 17. Delinquencies (90 days past due loans)

	As at	As at	As at	% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 08-		Mar 08-
As at	2009	2008	2008	Mar 09		Mar 09
Mortgages	0.51%	0.39%	0.35%	(12bps	)	(16bps	)
Other personal lending	1.25%	1.00%	1.08%	(25bps	)	(17bps	)
Total personal lending	0.55%	0.43%	0.40%	(12bps	)	(15bps	)

(1)	The St.George impaired assets include assets of $186 million that were graded as impaired assets as part of the merger accounting adjustment process.
(2)	Non-housing loans have been determined on a loan purpose basis.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 18. Deposits

As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia
Deposits at fair value
Certificates of deposit	44,593	47,016	50,242	(5)	(11)
Total deposits at fair value	44,593	47,016	50,242	(5)	(11)
Deposits at amortised cost
Non-interest bearing, repayable at call	9,240	6,978	6,625	32	39
Certificates of deposit	5,531	57	45	large	large
Other interest bearing:
At call	130,986	87,676	83,488	49	57
Term	82,323	40,345	31,610	104	160
Total deposits at amortised cost	228,080	135,056	121,768	69	87
Total Australia	272,673	182,072	172,010	50	59

New Zealand
Deposits at fair value
Certificates of deposit	3,369	3,488	3,710	(3)	(9)
Total deposits at fair value	3,369	3,488	3,710	(3)	(9)
Deposits at amortised cost
Non-interest bearing, repayable at call	1,939	1,816	2,029	7	(4)
Other interest bearing:
At call	12,409	11,688	11,529	6	8
Term	12,748	13,345	13,671	(4)	(7)
Total deposits at amortised cost	27,096	26,849	27,229	1	—
Total New Zealand	30,465	30,337	30,939	—	(2)

Other Overseas
Deposits at fair value
Certificates of deposit	9,015	9,507	9,806	(5)	(8)
Total deposits at fair value	9,015	9,507	9,806	(5)	(8)
Deposits at amortised cost
Non-interest bearing, repayable at call	453	589	475	(23)	(5)
Certificates of deposit	503	533	658	(6)	(24)
Other interest bearing:
At call	894	956	835	(6)	7
Term	8,230	9,736	8,754	(15)	(6)
Total deposits at amortised cost	10,080	11,814	10,722	(15)	(6)
Total Other Overseas	19,095	21,321	20,528	(10)	(7)

Total deposits	322,233	233,730	223,477	38	44

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II

As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Tier 1 capital
Fundamental Tier 1 capital
Paid up ordinary capital	23,139	6,744	6,428
Treasury shares	(119)	(98)	(97)
Equity based remuneration	392	346	310
Foreign currency translation reserves	58	(57)	(165)
Minority interests - other	47	32	28
Retained earnings(1)	11,287	10,733	10,622
Less retained earnings in life and general insurance, funds management and securitisation entities	(474)	(697)	(443)
Dividends provided for capital adequacy purposes	(1,630)	(1,364)	(1,315)
Estimated reinvestment under dividend reinvestment plan	440	372	358
Deferred fees	89	88	70
Total fundamental Tier 1 capital	33,229	16,099	15,796
Deductions from Tier 1 capital:
Goodwill (excluding funds management entities)	(9,165)	(1,380)	(1,370)
Deferred tax assets(1)	(1,135)	(199)	(364)
Goodwill in life and general insurance, funds management and securitisation entities	(1,311)	(1,144)	(1,150)
Capitalised expenditure	(547)	(259)	(248)
Capitalised software	(529)	(424)	(541)
Pension fund surpluses and deficits:
Recorded in accounts(1)	845	475	362
Actual pension fund deficits	(845)	(473)	(148)
Tangible investments in non-consolidated subsidiaries	(1,083)	(545)	(572)
Regulatory expected loss	(388)	(380)	(293)
General reserve for credit loss adjustments	—	(10)	(54)
Securitisation	(165)	(30)	(57)
Excess investments in non-subsidiary entities	(78)	(57)	(56)
Other Tier 1 deductions as advised by APRA	(36)	(37)	(1)
Total deductions from Tier 1 capital	(14,437)	(4,463)	(4,492)
Total fundamental Tier 1 capital after deductions	18,792	11,636	11,304

Residual Tier 1 capital
Westpac SPS	1,022	1,021	—
Westpac SPS II	897	—	—
Trust preferred securities (2003 TPS)	1,132	1,137	1,137
Trust preferred securities (2004 TPS)	855	666	595
Trust preferred securities (2006 TPS)	753	755	755
Total residual Tier 1 capital	4,659	3,579	2,487
Net Tier 1 capital	23,451	15,215	13,791

(1) Retained earnings, deferred tax assets and pension fund surpluses and deficits - recorded in accounts as at 31 March 2008 and 30 September 2008 have been revised to reflect the impact of the change in Westpac defined benefit superannuation accounting policy with effect from 1 October 2007. The net impact of these adjustments on Tier 1 capital is nil. The regulatory capital position in respect of the pension fund deficit at 31 March 2008 was based on the latest available information at that time, being 30 September 2007.

The retained earnings at 31 March 2008 and 30 September 2008 do not agree to the reported balance sheet because the capital adequacy note has not been restated to reflect Westpac’s adoption of the Australian equivalent of the international accounting guidance, Interpretation 13: Customer Loyalty Programmes as the capital impact is not material.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II (continued)

	As at	As at	As at
As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	568	486	425
Provisioning	598	13	29
Revaluation reserve - available-for-sale securities	42	22	18
Net upper Tier 2 capital	1,208	521	472
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	8,848	6,477	5,604
Net lower Tier 2 capital	8,848	6,477	5,604
Deductions from Tier 2 capital:
Tangible investments in non-consolidated subsidiaries	(1,083)	(545)	(572)
Regulatory expected loss	(388)	(380)	(293)
Securitisation	(165)	(30)	(57)
Excess investments in non-subsidiary entities	(78)	(57)	(56)
Total deductions from Tier 2 capital	(1,714)	(1,012)	(978)
Net Tier 2 capital	8,342	5,986	5,098
Total regulatory capital (Level 2 capital base)	31,793	21,201	18,889
Risk weighted assets	280,029	195,505	186,963
Tier 1 capital ratio	8.4%	7.8%	7.4%
Tier 2 capital ratio	3.0%	3.0%	2.7%
Total regulatory capital ratio	11.4%	10.8%	10.1%

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II (continued)

	As at	As at	As at
As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Credit risk - on-balance sheet
Corporate(1)	30,575	27,556	30,389
Business lending(2)	23,252	23,637	22,357
Sovereign(3)	100	89	123
Bank(4)	1,429	2,512	6,008
Residential mortgages	30,418	27,892	26,961
Australian credit cards	3,525	2,944	2,988
Other retail	4,024	3,827	3,912
Small business(5)	3,105	3,043	2,706
Specialised lending: Property and project finance(6)	24,974	24,296	21,009
Securitisation - Westpac(7)	4,273	4,666	3,065
Standardised - Westpac	4,047	4,243	3,000
Securitisation - St.George(7)	540	—	—
Standardised - St.George	68,597	—	—
Total on-balance sheet assets - credit risk	198,859	124,705	122,518

Credit risk - off-balance sheet
Corporate(1)	23,076	20,926	21,403
Business lending(2)	4,981	5,430	6,314
Sovereign(3)	258	178	216
Bank(4)	2,843	3,313	2,918
Residential mortgages	2,135	1,464	1,434
Australian credit cards	1,200	1,256	1,252
Other retail	577	632	689
Small business(5)	403	294	347
Specialised lending: Property and project finance(6)	4,804	5,677	5,196
Securitisation - Westpac(7)	2,288	3,018	2,196
Standardised - Westpac	120	105	75
Securitisation - St.George(7)	503	—	—
Standardised - St.George	2,469	—	—
Total off-balance sheet assets - credit risk	45,657	42,293	42,040

Equity risk	1,045	604	237
Market risk	8,003	6,559	5,108
Operational risk(8)	19,319	13,641	13,499
Interest rate risk in the banking book	2,538	4,135	n/a
Other assets	4,608	3,568	3,561
Total risk weighted assets	280,029	195,505	186,963

(1)

Corporate - Typically includes exposure where the borrower has annual revenues greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

(2)	Business Lending - Includes exposures where the borrower has annual revenues less than or equal to $50 million and exposure greater than $1 million.
(3)	Sovereign - Includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.
(4)	Bank - Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.
(5)	Small Business - Includes exposures less than or equal to $1 million.
(6)

Specialised Lending: Property and Project Finance - Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

(7)

Securitisation - Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

(8)

Operational Risk - The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 20. Derivative financial instruments

As at 31 March 2009	Notional	Fair Value	Fair Value
$m	Amount (1)	(Asset)	(Liability)
Held for trading
Interest rate
Futures	102,511	76	7
Forwards	69,046	13	18
Swaps	823,917	23,302	21,567
Options	26,043	280	162
Foreign exchange
Forwards	445,302	10,638	11,937
Swaps	173,082	5,071	10,179
Options	19,010	658	485
Commodities	5,779	149	163
Equities and credit	32,863	990	892
Total held for trading derivatives	1,697,553	41,177	45,410
Fair value hedges
Interest rate
Futures	—	—	—
Forwards	—	—	—
Swaps	13,168	286	672
Options	—	—	—
Foreign exchange
Futures	—	—	—
Forwards	—	—	—
Swaps	47,863	6,516	1,042
Total fair value hedging derivatives	61,031	6,802	1,714
Cash flow hedges
Interest rate
Futures	1,513	—	—
Swaps	83,731	1,788	2,688
Foreign exchange
Swaps	10,180	1,091	347
Total cash flow hedging derivatives	95,424	2,879	3,035
Net investment hedges
Foreign exchange
Borrowings	—	—	—
Other	2,893	19	57
Total net investment hedges	2,893	19	57
Total derivatives	1,856,901	50,877	50,216
As at 30 September 2008	1,682,433	34,810	24,970
As at 31 March 2008	1,631,827	22,859	19,627

(1) Notional amount refers to the face value of the amount upon which cash flows are calculated.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 20. Derivative financial instruments (continued)

WIB Markets - Daily value at risk (VaR)(1)

We use value at risk as the primary method for measuring and monitoring market risk exposure against Board approved limits. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The main types of market risk arising from our trading activities are interest rate and foreign exchange risks. Other market risks also include commodity, equity, prepayment and specific issuer risks. The table below depicts the aggregate WIB Markets value at risk for the last three half years.

$m	High	Low	Average
Six months ended 31 March 2009	14.1	5.5	9.3
Six months ended 30 September 2008	14.6	5.7	9.5
Six months ended 31 March 2008	16.0	4.1	7.1

Average	Half Year	Half Year	Half Year
$m	31 March 2009	30 Sept 2008	31 March 2008
Interest rate risk	5.9	5.4	3.0
Foreign exchange risk	4.6	6.0	7.3
Equity risk	2.4	2.9	2.9
Commodity risk(2)	2.8	2.5	2.3
Other market risks(3)	3.8	4.5	3.1
Diversification benefit	(10.2)	(11.8)	(11.5)
Net market risk	9.3	9.5	7.1

Treasury’s traded risk and non-traded interest rate risk

The table below depicts the aggregate value at risk for Treasury’s traded risk and non-traded interest rate risk for the last three half years.

$m	High	Low	Average
Six months ended 31 March 2009	59.5	29.4	41.4
Six months ended 30 September 2008	34.1	10.8	22.9
Six months ended 31 March 2008	15.8	5.0	9.9

(1)

The daily VaR presented in Note 20 above reflects a business unit view of VaR being the VaR for WIB Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of WIB Markets and Treasury, as referred to in Sections 5.2.2 and 6.7 respectively. It varies from the presentations of VaR in Westpac’s 2008 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of WIB Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above. VaR numbers for First Half 2009 includes St.George trading and treasury positions from 18 November 2008.

(2)	Includes electricity risk.
(3)	Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 21. Cash flow statement

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Reconciliation of net cash provided by operating activities to net profit
Net profit	2,216	1,697	2,235	31	(1)
Adjustments:
Depreciation and amortisation	257	167	161	54	60
Increase/(decrease) in sundry provisions and other non-cash items	494	483	(515)	2	196
Impairment charges	1,575	513	450	large	large
Decrease/(increase) in derivative financial instruments	19,686	(1,349)	(4,865)	large	large
Decrease/(increase) in trading assets	15,744	(15,266)	(2,731)	large	large
Increase/(decrease) in trading liabilities	(9,589)	6,165	2,305	large	large
Decrease/(increase) in accrued interest receivable	208	54	(334)	large	162
Increase/(decrease) in accrued interest payable	669	305	165	119	large
Increase/(decrease) in current and deferred tax	485	(291)	(98)	large	large
Increase/(decrease) in provision for deferred income tax	—	22	—	(100)	—
Net cash provided by/(used in) operating activities	31,745	(7,500)	(3,227)	large	large
Details of assets and liabilities of controlled entities and businesses disposed:(1)
Cash	—	—	12	—	(100)
Total assets (financial and tangible)	—	—	208	—	(100)
Total liabilities	—	—	(155)	—	100
Net assets of entities and businesses disposed	—	—	65	—	(100)
Gain on disposal	—	—	17	—	(100)
Cash consideration (net of sale costs)	—	—	82	—	(100)
Less: cash deconsolidated	—	—	(12)	—	100
Cash consideration (net of sale costs and cash held)	—	—	70	—	(100)
Details of assets and liabilities of controlled entities and businesses acquired:(2),(3)
Total assets (financial and tangible)	147,882	—	42	—	large
Identifiable intangible assets	2,493	—	38	—	large
Total liabilities	(144,773)	—	(74)	—	large
Fair value of identifiable net assets acquired	5,602	—	6	—	large
Goodwill	6,147	—	131	—	large
Shares issued	(12,120)	—	—	—	—
Minority interest	(7)	—	—	—	—
Cash (acquired)/paid (net of transaction costs)	(378)	—	137	—	large

(1)	During the 2008 financial year Westpac disposed of operations that were warehoused as part of its specialised capital group.
(2)	Details of assets and liabilities recognised by the Group due to the merger with St.George are set out in Note 26.
(3)

In the half year ended 31 March 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Limited (now known as RAMS Financial Group Pty Limited), a franchise distribution business offering mortgage origination services.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 22. Group investments and changes in controlled entities

The Group had a significant non-controlling shareholding in the following entities as at 31 March 2009:

	Country
	where	Beneficial	Carrying
	Business is	Interest	Amount
	Carried on	%	$m	Nature of Business
Angusknight Pty Limited	Australia	27.8	6	Employment and training
Ascalon Capital Managers Limited and its wholly owned entities	Australia	50.0	—	Investment company
Boyd Cook Cove Unit Trust	Australia	50.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cards NZ Limited	New Zealand	15.0	—	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	—	Cash logistics
Cook Cove Pty Limited and its controlled entities	Australia	50.0	—	Investment company
Cook Cove Investment Pty Limited	Australia	50.0	—	Investment company
Cook Cove Investment Trust	Australia	50.0	—	Investment company
CV Services Group Pty Limited	Australia	26.9	5	Electrical services contractor
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
Franklyn Scholar Pty Limited	Australia	20.0	1	training
Isomer Structured Investment Vehicle I	Australia	20.0	1	Investment company
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
North Queensland Airports No.1 (Mackay) Trust and its controlled entities	Australia	24.6	121	Investment company
North Queensland Airports No.2 (Mackay) Trust and its controlled entities	Australia	24.6	1	Investment company
Quadrant Capital Fund	Australia	50.0	1	Investment company
Quadrant Capital Fund No. 2	Australia	26.7	6	Investment company
ResCo Services Pty Limited	Australia	20.0	5	Services to mining
Rhodes Contracting Pty Limited	Australia	17.2	15	Services to mining
Ronin Consolidated Holdings Pty Limited (in vol liquidation)	Australia	25.0	—	Property funds management
St Hilliers Enhanced Property Fund No.1	Australia	19.9	3	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	3	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	25	Asset management

During the six months ended 31 March 2009 the Group acquired a non-controlling interest in the following entities:

•      50% interest in Ascalon Capital Managers Limited

•      24.55% interest in North Queensland Airports No. 1 (Mackay) Trust and its controlled entities

•      24.55% interest in North Queensland Airports No. 2 (Mackay) Trust and its controlled entities

During the six months ended 31 March 2009 the following non-controlled entities were disposed of:

•      Ivaness Pty Limited

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

The following controlled entities were formed, incorporated or acquired during the First Half 2009:

•	St.George Bank Limited and its controlled entities	Acquired	1 December 2008
•	Westpac NZ Securitisation Holdings Limited	Incorporated	14 October 2008
•	Westpac NZ Securitisation Limited	Incorporated	14 October 2008
•	Westpac Investment Vehicle No.3 Pty Limited	Incorporated	10 November 2008
•	Westpac Investment Vehicle No.4 Pty Limited	Incorporated	10 November 2008
•	Secure Australian Facilities Environment Partnership Pty Limited	Incorporated	12 November 2008
•	Hastings Group Pty Limited	Incorporated	8 December 2008
•	Mayfair Australia Investments Limited	Incorporated	23 February 2009
•	W1 Investments Pty Limited	Incorporated	16 January 2009

The following controlled entities ceased to be controlled or were disposed of during the First Half 2009:

•	Collins Wales Pty Limited	Deregistered	24 December 2008
•	Acacia Securities Limited;	Deregistered	7 January 2009
•	Westpac Properties-NSW-Pty Limited;	Deregistered	21 January 2009
•	North Queensland Airports No. 2 Trust	Terminated	10 February 2009

The following controlled entities changed their name during the six months ended 31 March 2009:

•	RESI Statewide Corporation Pty Limited	to	Developmental Learning Centres Pty Limited
•	Westpac Institutional Holdings Pty Limited	to	Hastings Management Pty Limited
•	North Queensland Airports No.2 Pty Limited	to	Secure Australian Facilities Environment Partnership
Pty Limited

During the six months ended 31 March 2009, the following companies changed their ownership:

•	Developmental Learning Centres Pty Limited
•	Hargrave Investments Pty Limited

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 23. Consolidated statement of changes in shareholders’ equity

				% Mov't	% Mov't
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$ m	March 09	Sept 08	March 08	Mar 09	Mar 09
Share capital
Balance as at beginning of period	6,593	6,258	6,011	5	10
Shares issued:
Under dividend reinvestment plan	1,364	359	345	large	large
Under option and share right schemes	2	15	15	(87)	(87)
Under St.George Merger	12,123	—	—	—	—
Institutional Placement	2,465	—	—	—	—
Share Purchase Plan	440	—	—	—	—
Acquisition of Hastings Funds Management Limited	9	—	—	—	—
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(8)	(58)	(57)	86	86
(Acquisition)/disposal of treasury shares	(27)	20	—	large	—
(Acquisition) of RSP treasury shares	(11)	(1)	(56)	large	80
Balance as at period end	22,950	6,593	6,258	large	large
Available-for-sale securities reserve
Balance as at beginning of period	28	27	(2)	4	large
Net gains/(losses) from changes in fair value	(16)	(7)	40	(129)	(140)
Exchange differences	—	15	—	(100)	—
Income tax effect	3	(8)	(13)	138	123
Transferred to income statements	60	1	2	large	large
Income tax effect	(19)	—	—	—	—
Balance as at period end	56	28	27	100	107
Share based payment reserve
Balance as at beginning of period	346	310	257	12	35
Current period movement	46	36	53	28	(13)
Balance as at period end	392	346	310	13	26
Cash flow hedging reserve
Balance as at beginning of period	(61)	73	97	(184)	(163)
Net gains/(losses) from changes in fair value	(149)	(186)	(34)	20	large
Income tax effect	47	58	7	(19)	large
Transferred to income statements	(34)	(10)	5	large	large
Income tax effect	10	4	(2)	150	large
Balance as at period end	(187)	(61)	73	large	large
Foreign currency translation reserve
Balance as at beginning of period	(57)	(165)	(160)	65	64
Exchange differences on translation of foreign operations	132	99	(13)	33	large
Tax on foreign currency translation adjustment	(17)	8	9	large	large
Other	—	1	(1)	(100)	100
Balance as at period end	58	(57)	(165)	large	135
Total reserves	319	256	245	25	30
Movements in retained profits were as follows:
Balance as at beginning of period	10,698	10,588	9,716	1	10
Effect of change in accounting policy for actuarial gains/(losses) on defined benefit obligations	—	—	111	—	(100)
Actuarial gain/(losses) on defined benefit obligations	(224)	(235)	(143)	5	(57)
Effects of changes in the acounting for customer loyalty programmes	—	—	(34)	—	100
Net profit for the year	2,175	1,657	2,202	31	(1)
Final dividend for prior year	(1,362)	—	(1,265)	—	(8)
Interim dividend for current year	—	(1,311)	—	100	—
Other	—	(1)	1	100	(100)
Balance as at period end	11,287	10,698	10,588	6	7

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 24. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purposes of the financial statements and the specific provisions have been made where appropriate within the credit litigation provision.

Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac was found liable to repay its share of the monies received from the Bell Group plus interest. Before allowance is made for recoveries of money in the liquidation as mentioned in the next sentence, Westpac’s liability is likely to be approximately $185 million after taking into account its arrangements with the other banks. Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. The banks intend to appeal the decision. No further information is disclosed due to the sensitive nature of this litigation.

Depositary Capital Securities

St.George has appealed to the full Federal Court against a 2007 decision in favour of the Australian Taxation Office in relation to assessments for income tax years 1999 to 2003. The dispute centres around the tax deductibility of interest payments made in connection with a 1997 hybrid capital raising through a St.George US subsidiary company. The amount in dispute is $117 million. St.George’s appeal was heard on 26 to 28 November 2008. Judgment was reserved and is anticipated in the first half of the 2009 calendar year. This matter has been fully provided for and the full judgment amount paid to the Australian Taxation Office.

New Zealand Commerce Commission

The New Zealand Commerce Commission’s proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing. Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants. The proceedings allege that the setting of interchange fees and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties. In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. Both proceedings are being defended. The extent of any possible liability can not be reliably calculated and accordingly no provision has been made. The proceedings are scheduled for hearing in October 2009.

New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The overall primary tax in dispute is approximately NZ$586 million (A$485 million). With interest (net of tax) this increases to approximately NZ$903 million (A$748 million) (interest calculated to 31 March 2009). Proceedings disputing all amended assessments have commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999.  Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions. There are no further transactions or tax years subject to the review. No further information is disclosed due to the sensitive nature of this litigation.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposits.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 25. Events subsequent to balance date

On 30 April 2009 final orders were handed down in respect of proceedings concerning the Bell Group of companies, details of the potential impact on Westpac are set out in Note 24.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 26. Merger with St.George

On 1 December 2008, Westpac completed its merger with St.George Bank Limited (‘St.George’) by way of a scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction is considered to be effective from 17 November 2008. Westpac obtained 100% of the ordinary shares in St.George for $12,165 million, satisfied by $49 million in cash (transaction costs of $45 million and net costs of $4 million for the on market purchase of Westpac ordinary shares to replace existing St.George employee share based payment arrangements) and the issue of approximately 743 million new Westpac ordinary shares at a fair value of $16.32 per share, based on the closing price of Westpac ordinary shares on the ASX on 17 November 2008. The cost of the merger includes directly attributable costs including consultancy, legal, accounting and other professional fees.

The principal activities of St.George are the provision of wholesale mortgages, business lending, wealth management and retail banking services.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 26. Merger with St.George (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing share based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

	Pre-acquisition	Recognised
	carrying	values on
$m	amount	acquisition
Assets
Cash and balances with central banks	423	423
Due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale securities	2,410	2,252
Loans	120,820	120,133
Life insurance assets	59	59
Goodwill (pre merger)	1,186	—
Intangible assets excluding goodwill
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships - financial planners	—	191
Customer relationships - credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	258	—
Other assets	851	840
Total assets	150,811	150,798

Liabilities
Due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	122
Life insurance policy liabilities	38	38
Provisions	858	865
Other liabilities	1,562	1,730
Total liabilities excluding loan capital	141,201	141,005

Loan capital
Subordinated bonds, notes and debentures(2)	3,397	3,768
Total loan capital	3,397	3,768

Total liabilities and loan capital	144,598	144,773

Net Assets	6,213	6,025
Minority interests	—	(7)
Net identifiable assets and liabilities attributable to Westpac Banking Corporation	—	6,018
Goodwill	—	6,147

(1)	Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George.
(2)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George’s shareholders’ equity.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

Note 26. Merger with St.George (continued)

Goodwill

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance is attributed to the skills and talent of the acquired business workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

Due to the complexity and timing of this merger, the fair values currently established are provisional and are subject to further review during the 12 month period following the merger. This could alter assets and liabilities as currently disclosed for 31 March 2009.

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the reset of the tax base of certain St.George assets. No adjustment has been made to estimate the reset tax base of St.George’s assets for the purposes of preparing these interim financial statements, as the financial effect of these entities joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to goodwill or the reported results of the Group depending on when the deferred tax balances arose.

During the period 18 November 2008 to 31 March 2009, St.George contributed $430 million to the consolidated net profit for the half year.

If the merger had occurred on 1 October 2008, Group revenue would have been $20,035 million for the half year and net profit would have been $2,356 million. This pro-forma financial information uses St.George data for the six month period ended 31 March 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

FIRST HALF 2009 REPORTED FINANCIAL INFORMATION	Interim Profit Announcement 2009

8.6                            STATEMENT IN RELATION TO THE REVIEW OF THE FINANCIAL STATEMENTS

PricewaterhouseCoopers has reviewed the financial statements contained within the Westpac 2009 Interim Financial Report and has issued an unqualified review report. A copy of their report is available with the Interim Financial Report. This Interim Profit Announcement has not been subject to review by PricewaterhouseCoopers. The preceding financial information contained in Section 8 “First Half 2009 Financial Information” includes financial information extracted from the reviewed financial statements together with financial information that has not been reviewed.

Dated at Sydney this 6th day of May 2009 for and on behalf of the Board.

John Arthur

Group Executive, Counsel and Secretariat

OTHER INFORMATION	Interim Profit Announcement 2009

9.1.                         CREDIT RATINGS(1) AND EXCHANGE RATES

Rating agency	Long Term	Short Term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa1	P-1
Standard & Poor’s	AA	A-1 +

Six months to/as at	31 March 2009		30 Sept 2008		31 March 2008
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.6683	0.6865	0.9176	0.8023	0.8978	0.9173
GBP	0.4445	0.4807	0.4744	0.4445	0.4464	0.4602
NZ$	1.2050	1.2078	1.2314	1.1935	1.1566	1.1550

(1)	As at March 2009.

OTHER INFORMATION	Interim Profit Announcement 2009

9.2.                         DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This profit announcement contains statements that constitute ‘forward-looking statements’, including within the meaning of the US Private Securities Litigation Reform Act of 1995.

Forward-looking statements are statements about matters that are not historical facts. Forward looking statements appear in a number of places in this profit announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on us will be those anticipated by management. Actual results may vary materially from those we expect, depending on the outcome of various factors. These factors include but are not limited to:

•                  Impacts of the global financial crisis, including adverse conditions in global debt, equity and asset markets;

•                  The impact of the changes to our organisational structure and division of front-line personnel and senior management;

•                  Our ability to successfully integrate St.George Bank Limited’s business into Westpac’s operations, including our ability to realise anticipated synergies and the costs of achieving those synergies;

•                  Changes to our credit ratings;

•                  Inflation, interest rate, exchange rate, market and monetary fluctuations;

•                  Market liquidity and investor confidence;

•                  The effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•                  Changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations;

•                  The effects of competition in the geographic and business areas in which we conduct our operations;

•                  The ability to maintain or to increase market share and control expenses;

•                  The timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                  Technological changes;

•                  Demographic changes and changes in political, social or economic conditions in any of the major markets in which we operate;

•                  Stability of Australian and international financial systems and disruptions to financial markets and any losses we may experience as a result;

•                  Our ability to complete, integrate or process acquisitions and dispositions; and

•                  Various other factors beyond our control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this profit announcement, refer to the section entitled “Principal risks and uncertainties” in Westpac’s Interim Financial Report for the six months ended 31 March 2009. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this profit announcement, whether as a result of new information, future events or otherwise, after the date of this profit announcement.

OTHER INFORMATION	Interim Profit Announcement 2009

Web Sites

Information contained in or otherwise accessible through web sites mentioned in this profit announcement does not form part of the announcement unless we specifically state that the information is incorporated by reference thereby forming part of the announcement. All references in this announcement to web sites are inactive textual references and are for information only.

OTHER INFORMATION	Interim Profit Announcement 2009

9.3.                         FINANCIAL CALENDAR

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date	18 May 2009
Record date for interim dividend (Sydney)	22 May 2009
Record date for interim dividend (New York) (1)	21 May 2009
Interim dividend payment	2 July 2009
Final results and dividend announcement(2)	4 November 2009
Ex-dividend date for final dividend(2)	9 November 2009
Record date for final dividend (Sydney)(2)	13 November 2009
Record date for final dividend (New York)(2)	12 November 2009
Annual General Meeting(3)	16 December 2009
Final dividend payable(2)	21 December 2009

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for June quarter distribution	23 June 2009
Payment date for June quarter distribution	30 June 2009
Record date for September quarter distribution	23 September 2009
Payment date for September quarter distribution	30 September 2009
Record date for December quarter distribution	24 December 2009
Payment date for December quarter distribution	31 December 2009

Share Registries

Australia	New Zealand
Ordinary shares on the main register, and Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York
Depositary in USA for American Depositary Receipts JP Morgan Chase Bank, N.A.
PO Box 64504
St Paul MN 55164-0504
USA
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: +1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128

For further information contact:

Media:

David Lording, Head of Media Relations, +61 (0)2 8253 3510

Analysts and Investors:

Andrew Bowden, Head of Investor Relations, +61 (0)2 8253 4008

(1)	Dividends will be converted to local currency at the ruling rate on the record date.
(2)	Dates will be confirmed at the time of the 2009 final results.
(3)	Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2009.

SEGMENT RESULT	Interim Profit Announcement 2009

10.1.                  HALF YEAR SEGMENT RESULT — REPORTED RESULT

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial			Group
Six months to 31 March 2009	Business	Business	Institutional	Group	New	Pacific	Business
$m	Banking	Bank	Bank	(Australia)	Zealand(1)	Banking	Unit(2)	Group
Net interest income	2,410	926	881	109	516	73	643	5,558
Non-interest income	706	258	705	591	178	79	12	2,529
Net operating income	3,116	1,184	1,586	700	694	152	655	8,087
Operating expenses	(1,478)	(491)	(490)	(409)	(303)	(45)	(213)	(3,429)
Impairment charges	(224)	(151)	(895)	(7)	(153)	(4)	(123)	(1,557)
Profit from ordinary activities before income tax expense	1,414	542	201	284	238	103	319	3,101
Tax expense	(424)	(162)	(65)	(88)	(68)	(30)	(48)	(885)
Net profit	990	380	136	196	170	73	271	2,216
Net profit attributable to minority interests	—	—	—	(2)	(2)	(4)	(33)	(41)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	990	380	136	194	168	69	238	2,175

St.George cash earnings prior to merger	—	101	22	7	—	—	33	163

WBC cash earnings adjustments	—	—	—	—	—	—	—	—
TPS revaluations	—	—	—	—	—	—	(106)	(106)
Treasury shares	—	—	—	—	—	—	(4)	(4)
Unrealised NZ retail earnings hedges	—	—	—	—	—	—	(8)	(8)
Ineffective hedges	—	—	—	—	—	—	(5)	(5)
Merger transaction and integration expenses	—	—	—	—	—	—	90	90
Amortisation of intangible assets(3)	—	48	—	6	—	—	—	54
Short-term wholesale funding and deposits(4)	—	—	—	—	—	—	(118)	(118)
One-off expenses(5)	—	—	—	—	—	—	54	54
Pro forma cash earnings	990	529	158	207	168	69	174	2,295

(1)	New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for the six months ended 31 March 2009 (1.2050).
(2)	“Group Business Unit” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):
i) Non-interest income $4 million debit.
ii) Tax expense $4 million credit.
(3)	Amortisation of intangible assets reflects the amortisation of St.George intangible assets including brands, the core deposit intangible and credit card and financial planner relationships.
(4)

Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(5)	One-off expenses reflecting a provision with respect to long standing legal proceedings where a judgment was received during the First Half 2009.

SEGMENT RESULT	Interim Profit Announcement 2009

10.1.                  HALF YEAR SEGMENT RESULT — REPORTED RESULT (CONTINUED)

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial			Group
Six months to 30 September 2008	Business	Business	Institutional	Group	New	Pacific	Business
$m	Banking	Bank	Bank	(Australia)	Zealand(1)	Banking	Unit(2)	Group
Net interest income	2,226	—	669	56	479	63	259	3,752
Non-interest income	668	—	523	553	179	53	(21)	1,955
Net operating income	2,894	—	1,192	609	658	116	238	5,707
Operating expenses	(1,405)	—	(459)	(320)	(290)	(34)	(391)	(2,899)
Impairment charges	(190)	—	(164)	(2)	(90)	(9)	(43)	(498)
Profit from ordinary activities before income tax expense	1,299	—	569	287	278	73	(196)	2,310
Tax expense	(390)	—	(160)	(85)	(86)	(22)	130	(613)
Net profit	909	—	409	202	192	51	(66)	1,697
Net profit attributable to minority interests	—	—	—	(3)	(2)	(3)	(32)	(40)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	909	—	409	199	190	48	(98)	1 ,657

St.George cash earnings prior to merger	—	515	24	76	—	—	103	718

WBC cash earnings adjustments
TPS revaluations	—	—	—	—	—	—	(24)	(24)
Treasury shares	—	—	—	—	—	—	(6)	(6)
Unrealised NZ retail earnings hedges	—	—	—	—	—	—	1	1
Ineffective hedges	—	—	—	—	—	—	2	2
Gain from BTIM IPO	—	—	—	—	—	—	20	20
Merger transaction and integration expenses	—	—	—	—	—	—	11	11
One-off expenses(3)	—	—	—	—	—	—	226	226
Pro forma cash earnings	909	515	433	275	190	48	235	2,605

(1)	New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for the six months ended 30 September 2008 (1.2314).
(2)	“Group Business Unit” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):
i) Non-interest income $44 million debit.
ii) Tax expense $44 million credit.
(3)	One-off expenses related to efficiency initiatives and capitilised expense reviews.

SEGMENT RESULT	Interim Profit Announcement 2009

10.1.                  HALF YEAR SEGMENT RESULT — REPORTED RESULT (CONTINUED)

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial			Group
Six months to 31 March 2008	Business	Business	Institutional	Group	New	Pacific	Business
$m	Banking	Bank	Bank	(Australia)	Zealand(1)	Banking	Unit(2)	Group
Net interest income	2,061	—	579	55	491	54	230	3,470
Non-interest income	688	—	587	543	176	53	381	2,428
Net operating income	2,749	—	1,166	598	667	107	611	5,898
Operating expenses	(1,382)	—	(443)	(325)	(309)	(33)	(64)	(2,556)
Impairment charges	(162)	—	(177)	(2)	(53)	(7)	(32)	(433)
Profit from ordinary activities before income tax expense	1,205	—	546	271	305	67	515	2,909
Tax expense	(362)	—	(159)	(70)	(99)	(19)	35	(674)
Net profit	843	—	387	201	206	48	550	2,235
Net profit attributable to minority interests	—	—	—	(1)	(1)	(3)	(28)	(33)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	843	—	387	200	205	45	522	2,202

St.George cash earnings prior to merger	—	500	33	50	—	—	20	603

WBC cash earnings adjustments
TPS revaluations	—	—	—	—	—	—	(33)	(33)
Treasury shares	—	—	—	—	—	—	(19)	(19)
Unrealised NZ retail earnings hedges	—	—	—	—		—	3	3
Ineffective hedges	—	—	—	—	—	—	(3)	(3)
Gain from BTIM IPO	—	—	—	—	—	—	(106)	(106)
Gain from Visa IPO	—	—	—	—	—	—	(205)	(205)
Pro forma cash earnings	843	500	420	250	205	45	179	2,442

(1)	New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for the six months ended 31 March 2008 (1.1566).
(2)	“Group Business Unit” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):
i) Non-interest income $154 million debit.
ii) Tax expense $154 million credit.

SEGMENT RESULT	Interim Profit Announcement 2009

10.2.                  NEW ZEALAND BUSINESS UNIT PERFORMANCE (A$ EQUIVALENTS TO SECTION 6.5)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. Results for the First Half 2009, Second Half 2008 and First Half 2008 have been converted into Australian dollars (A$) at the actual average exchange rates 1.2050, 1.2314 and 1.1566 for the respective periods.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
A$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	516	479	491	8	5
Non-interest income	178	179	176	(1)	1
Net operating income	694	658	667	5	4
Operating expenses	(303)	(290)	(309)	(4)	2
Core earnings	391	368	358	6	9
Impairment charges	(153)	(90)	(53)	(70)	(189)
Operating profit before tax	238	278	305	(14)	(22)
Tax and minority interests	(70)	(88)	(100)	20	30
Net profit after tax/cash earnings	168	190	205	(12)	(18)

Economic profit	45	73	94	(38)	(52)
Expense to income ratio (%)	43.7%	44.3%	46.3%	60bps	260bps

	$bn	$bn	$bn
Deposits	23.2	22.8	23.0	2	1
Net loans	39.0	39.0	39.0	—	—
Total assets	40.1	39.9	40.1	1	—
Funds under management	1.7	1.7	1.6	—	6

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.1                     GROUP HALF YEAR EARNINGS RECONCILIATION

Notes (refer to page 149)

			1	2	3	4	5	7	6	7	7
		St.George	Cash earnings adjustments
Six months to 31 March 2009 $m	WBC Reported Results	Cash Earnings prior to merger	Policyholder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Merger T&I(1)	Amortisation of intangible assets(2)	Short-term wholesale funding and deposits(3)	One-off expenses(4)	Pro Forma Cash Earnings
Net interest income	5,558	288	—	—	—	—	—	—	—	(168)	—	5,678
Fees and commissions	1 ,302	78	—	—	—	—	—	—	—	—	—	1,380
Wealth management and insurance income	630	31	4	—	(4)	—	—	—	—	—	—	661
Trading income	666	113	—	—	—	—	—	—	—	—	—	779
Other income	(69)	(20)	—	(84)	—	(11)	(7)	—	—	—	—	(191)
Non-interest income	2,529	202	4	(84)	(4)	(11)	(7)	—	—	—	—	2,629
Net operating income	8,087	490	4	(84)	(4)	(11)	(7)	—	—	(168)	—	8,307
Salaries and other staff expenses	(1,809)	(127)	—	—	—	—	—	71	—	—	—	(1,865)
Equipment and occupancy expenses	(430)	(33)	—	—	—	—	—	—	—	—	—	(463)
Other expenses	(1,190)	(46)	—	—	—	—	—	54	78	—	77	(1,027)
Operating expenses	(3,429)	(206)	—	—	—	—	—	125	78	—	77	(3,355)
Core earnings	4,658	284	4	(84)	(4)	(11)	(7)	125	78	(168)	77	4,952
Impairment charges	(1,557)	(54)	—	—	—	—	—	—	—	—	—	(1,611)
Operating profit before tax	3,101	230	4	(84)	(4)	(11)	(7)	125	78	(168)	77	3,341
Income tax expense	(885)	(67)	(4)	(22)	—	3	2	(35)	(24)	50	(23)	(1,005)
Net profit	2,216	163	—	(106)	(4)	(8)	(5)	90	54	(118)	54	2,336
Net profit attributable to minority interests	(41)	—	—	—	—	—	—	—	—	—	—	(41)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	2,175	163	—	(106)	(4)	(8)	(5)	90	54	(118)	54	2,295

St.George cash earnings prior to merger	163	(163)	—	—	—	—	—	—	—	—	—	—

WBC cash earnings adjustments:	—	—	—	—	—	—	—	—	—	—	—	—
TPS revaluations	(106)	—	—	106	—	—	—	—	—	—	—	—
Treasury shares	(4)	—	—	—	4	—	—	—	—	—	—	—
Unrealised NZ retail earnings hedges	(8)	—	—	—	—	8	—	—	—	—	—	—
Ineffective hedges	(5)	—	—	—	—	—	5	—	—	—	—	—
Merger transaction and integration expenses	90	—	—	—	—	—	—	(90)	—	—	—	—
Amortisation of intangible assets(2)	54	—	—	—	—	—	—	—	(54)	—	—	—
Short-term wholesale funding and deposits(3)	(118)	—	—	—	—	—	—	—	—	118	—	—
One-off expenses(4)	54	—	—	—	—	—	—	—	—	—	(54)	—
Pro forma cash earnings	2,295	—	—	—	—	—	—	—	—	—	—	2,295

(1)	Transaction and integration expenses related to the merger.
(2)	Amortisation of intangible assets reflects the amortisation of St.George intangible assets including brands, the core deposit intangible and credit card and financial planner relationships.
(3)

Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(4)	One-off expense reflecting the recognition of a provision with respect to long standing legal proceedings where a judgment was received during the First Half 2009.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.1                     GROUP HALF YEAR EARNINGS RECONCILIATION (CONTINUED)

			1	2	3	4	5	7	7	7
Notes (refer to page 149)			Cash earnings adjustments
Six months to 30 September 2008 $m	WBC Reported Results	St.George Cash Earnings prior to merger	Policyholder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Gain from BTIM IPO	Merger T&I(1)	One-off Expenses(2)	Pro Forma Cash Earnings
Net interest income	3,752	1,272	—	—	—	—	5	—	—	—	5,029
Fees and commissions	1,022	308	—	—	—	—	—	—	—	—	1,330
Wealth management and insurance income	567	158	44	—	(7)	—	—	—	—	—	762
Trading income	344	67	—	—	—	—	—	—	—	—	411
Other income	22	81	—	16	—	1	(3)	5	—	—	122
Non-interest income	1,955	614	44	16	(7)	1	(3)	5	—	—	2,625
Net operating income	5,707	1,886	44	16	(7)	1	2	5	—	—	7,654
Salaries and other staff expenses	(1,512)	(400)	—	—	—	—	—	15	7	113	(1,777)
Equipment and occupancy expenses	(559)	(121)	—	—	—	—	—	—	—	191	(489)
Other expenses	(828)	(147)	—	—	—	—	—	—	6	19	(950)
Operating expenses	(2,899)	(668)	—	—	—	—	—	15	13	323	(3,216)
Core earnings	2,808	1,218	44	16	(7)	1	2	20	13	323	4,438
Impairment charges	(498)	(166)	—	—	—	—	—	—	—	—	(664)
Operating profit before tax	2,310	1,052	44	16	(7)	1	2	20	13	323	3,774
Income tax expense	(613)	(317)	(44)	(40)	1	—	—	—	(2)	(97)	(1,112)
Net profit	1,697	735	—	(24)	(6)	1	2	20	11	226	2,662
Net profit attributable to minority interests	(40)	(1)	—	—	—	—	—	—	—	—	(41)
Preference dividends	—	(16)	—	—	—	—	—	—	—	—	(16)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	1,657	718	—	(24)	(6)	1	2	20	11	226	2,605

St.George cash earnings prior to merger	718	(718)	—	—	—	—	—	—	—	—	—

WBC cash earnings adjustments:
TPS revaluations	(24)	—	—	24	—	—	—	—	—	—	—
Treasury shares	(6)	—	—	—	6	—	—	—	—	—	—
Unrealised NZ retail earnings hedges	1	—	—	—	—	(1)	—	—	—	—	—
Ineffective hedges	2	—	—	—	—	—	(2)	—	—	—	—
Gain from BTIM IPO	20	—	—	—	—	—	—	(20)	—	—	—
Merger transaction and integration expenses	11	—	—	—	—	—	—	—	(11)	—	—
One-off expenses	226	—	—	—	—	—	—	—	—	(226)	—
Pro forma cash earnings	2,605	—	—	—	—	—	—	—	—	—	2,605

(1) Transaction and integration expenses related to the merger.

(2) One-off expenses related to efficiency initiatives and capitialised expense reviews.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.1                     GROUP HALF YEAR EARNINGS RECONCILIATION (CONTINUED)

			1	2	3	4	5	7	7
Notes (refer to page 149)			Cash earnings adjustments
Six months to 31 March 2008 $m	WBC Reported Results	St.George Cash Earnings prior to merger	Policyholder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Gain from BTIM IPO	Gain from Visa IPO	Pro Forma Cash Earnings
Net interest income	3,470	1,157	—	—	—	—	(4)	—	—	4,623
Fees and commissions	1,038	292	—	—	—	—	—	—	—	1,330
Wealth management and insurance income	475	135	154	—	(22)	—	—	—	—	742
Trading income	388	52	—	—	—	—	—	—	—	440
Other income	527	34	—	(61)	—	5	—	(141)	(295)	69
Non-interest income	2,428	513	154	(61)	(22)	5	—	(141)	(295)	2,581
Net operating income	5,898	1,670	154	(61)	(22)	5	(4)	(141)	(295)	7,204
Salaries and other staff expenses	(1,403)	(423)	—	—	—	—	—	25	—	(1,801)
Equipment and occupancy expenses	(336)	(113)	—	—	—	—	—	—	—	(449)
Other expenses	(817)	(175)	—	—	—	—	—	18	—	(974)
Operating expenses	(2,556)	(711)	—	—	—	—	—	43	—	(3,224)
Core earnings	3,342	959	154	(61)	(22)	5	(4)	(98)	(295)	3,980
Impairment charges	(433)	(108)		—	—	—	—	—	—	(541)
Operating profit before tax	2,909	851	154	(61)	(22)	5	(4)	(98)	(295)	3,439
Income tax expense	(674)	(233)	(154)	28	3	(2)	1	(8)	90	(949)
Net profit	2,235	618	—	(33)	(19)	3	(3)	(106)	(205)	2,490
Net profit attributable to minority interests	(33)	—	—	—	—	—	—	—	—	(33)
Preference dividends	—	(15)	—	—	—	—	—	—	—	(15)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	2,202	603	—	(33)	(19)	3	(3)	(106)	(205)	2,442

St.George cash earnings prior to the merger	603	(603)	—	—	—	—	—	—	—	—

WBC cash earnings adjustments:
Treasury shares	(19)	—	—	—	19	—	—	—	—	—
TPS revaluations	(33)	—	—	33	—	—	—	—	—	—
Unrealised NZ retail earnings hedges	3	—	—	—	—	(3)	—	—	—	—
Ineffective hedges	(3)	—	—	—	—	—	3	—	—	—
Gain from BTIM IPO	(106)	—	—	—	—	—	—	106	—	—
Gain from Visa IPO	(205)	—	—	—	—	—	—	—	205	—
Pro forma cash earnings	2,442	—	—	—	—	—	—	—	—	2,442

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.2                     HALF YEAR SEGMENT RESULT – PRO FORMA CASH EARNINGS BASIS

	Westpac	St.George
	Retail &	Retail &	West pac	BT Financial
Six months to 31 March 2009	Business	Business	Institutional	Group	New	Pacific	Group
$m	Banking	Bank	Bank	(Australia)	Zealand	Banking	Business Unit	Group
Net interest income	2,410	1,202	905	112	516	73	460	5,678
Non-interest income	706	348	743	623	178	79	(48)	2,629
Net operating income	3,116	1,550	1,648	735	694	152	412	8,307
Operating expenses	(1,478)	(595)	(507)	(427)	(303)	(45)	—	(3,355)
Impairment charges	(224)	(198)	(907)	(5)	(153)	(4)	(120)	(1,611)
Profit from ordinary activities before income tax expense	1,414	757	234	303	238	103	292	3,341
Tax expense	(424)	(228)	(76)	(94)	(68)	(30)	(85)	(1,005)
Net profit	990	529	158	209	170	73	207	2,336
Net profit attributable to minority interests	—	—	—	(2)	(2)	(4)	(33)	(41)
Preference dividends	—	—	—	—	—	—	—	—
Pro forma cash earnings	990	529	158	207	168	69	174	2,295

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial
Six months to 30 September 2008	Business	Business	Institutional	Group	New	Pacific	Group
$m	Banking	Bank	Bank	(Australia)	Zealand	Banking	Business Unit	Group
Net interest income	2,226	1,118	727	106	479	63	310	5,029
Non-interest income	668	325	562	713	179	53	125	2,625
Net operating income	2,894	1,443	1,289	819	658	116	435	7,654
Operating expenses	(1,405)	(567)	(497)	(420)	(290)	(34)	(3)	(3,216)
Impairment charges	(190)	(140)	(188)	(4)	(90)	(9)	(43)	(664)
Profit from ordinary activities before income tax expense	1,299	736	604	395	278	73	389	3,774
Tax expense	(390)	(221)	(171)	(117)	(86)	(22)	(105)	(1,112)
Net profit	909	515	433	278	192	51	284	2,662
Net profit attributable to minority interests	—	—	—	(3)	(2)	(3)	(33)	(41)
Preference dividends	—	—	—	—	—	—	(16)	(16)
Pro forma cash earnings	909	515	433	275	190	48	235	2,605

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.2                     HALF YEAR SEGMENT RESULT — PRO FORMA CASH EARNINGS BASIS (CONTINUED)

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial
Six months to 31 March 2008	Business	Business	Institutional	Group	New	Pacific	Group
$m	Banking	Bank	Bank	(Australia)	Zealand	Banking	Business Unit	Group
Net interest income	2,061	1,058	648	97	491	54	214	4,623
Non-interest income	688	325	624	674	176	53	41	2,581
Net operating income	2,749	1,383	1,272	771	667	107	255	7,204
Operating expenses	(1,382)	(586)	(479)	(427)	(309)	(33)	(8)	(3,224)
Impairment charges	(162)	(83)	(201)	(2)	(53)	(7)	(33)	(541)
Profit from ordinary activities before income tax expense	1,205	714	592	342	305	67	214	3,439
Tax expense	(362)	(214)	(172)	(91)	(99)	(19)	8	(949)
Net profit	843	500	420	251	206	48	222	2,490
Net profit attributable to minority interests	—	—	—	(1)	(1)	(3)	(28)	(33)
Preference dividends	—	—	—	—	—	—	(15)	(15)
Pro forma cash earnings	843	500	420	250	205	45	179	2,442

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.3                     GROUP BUSINESS UNIT — PRO FORMA HALF YEAR EARNINGS RECONCILIATION

			1	2	3	4	5	7	7	7
Notes (refer to page 149)			Cash earnings adjustments
Six months to 31 March 2009 $m	WBC Reported Results	St.George GBU Cash Earnings prior to merger	Policyholder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Merger T&I(1)	Short-term wholesale funding and deposits(2)	One-off expenses(3)	Pro Forma Cash Earnings
Net interest income	643	(15)	—	—	—	—	—	—	(168)	—	460
Non-interest income	12	42	4	(84)	(4)	(11)	(7)	—	—	—	(48)
Net operating income	655	27	4	(84)	(4)	(11)	(7)	—	(168)	—	412
Operating expenses	(213)	11	—	—	—	—	—	125	—	77	—
Core earnings	442	38	4	(84)	(4)	(11)	(7)	125	(168)	77	412
Impairment charges	(123)	3	—	—	—	—	—	—	—	—	(120)
Operating profit before tax	319	41	4	(84)	(4)	(11)	(7)	125	(168)	77	292
Income tax expense	(48)	(8)	(4)	(22)	—	3	2	(35)	50	(23)	(85)
Net profit	271	33	—	(106)	(4)	(8)	(5)	90	(118)	54	207
Net profit attributable to minority interests	(33)	—	—	—	—	—	—	—	—	—	(33)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	238	33	—	(106)	(4)	(8)	(5)	90	(118)	54	174

St.George GBU cash earnings prior to merger	33	(33)	—	—	—	—	—	—	—	—	—

TPS revaluations	(106)	—	—	106	—	—	—	—	—	—	—
Treasury shares	(4)	—	—	—	4	—	—	—	—	—	—
Unrealised NZ retail earnings hedges	(8)	—	—	—	—	8	—	—	—	—	—
Ineffective hedges	(5)	—	—	—	—	—	5	—	—	—	—
Merger transaction and integration expenses	90	—	—	—	—	—	—	(90)	—	—	—
Short-term wholesale funding and deposits(2)	(118)	—	—	—	—	—	—	—	118	—	—
One-off expenses	54	—	—	—	—	—	—	—	—	(54)	—
Cash earnings	174	—	—	—	—	—	—	—	—	—	174

(1) Transaction and integration expenses related to the merger.

(2) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St.George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(3) One-off expense reflecting the recognition of a provision with respect to long standing legal proceedings where a judgment was received during the First Half 2009.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.3                     GROUP BUSINESS UNIT — PRO FORMA HALF YEAR EARNINGS RECONCILIATION (CONTINUED)

			1	2	3	4	5	7	7	7
Notes (refer to page 149)			Cash earnings adjustments
Six months to 30 September 2008 $m	WBC Reported Results	St.George GBU Cash Earnings prior to merger	Policyholder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Gain from BTIM IPO	Merger T&I(1)	One-off Expenses(2)	Pro Forma Cash Earnings
Net interest income	259	46	—	—	—	—	5	—	—	—	310
Non-interest income	(21)	90	44	16	(7)	1	(3)	5	—	—	125
Net operating income	238	136	44	16	(7)	1	2	5	—	—	435
Operating expenses	(391)	37	—	—	—	—	—	15	13	323	(3)
Core earnings	(153)	173	44	16	(7)	1	2	20	13	323	432
Impairment charges	(43)	—	—	—	—	—	—	—	—	—	(43)
Operating profit before tax	(196)	173	44	16	(7)	1	2	20	13	323	389
Tax and minority interests	98	(54)	(44)	(40)	1	—	—	—	(2)	(97)	(138)
Preference dividends	—	(16)	—	—	—	—	—	—	—	—	(16)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	(98)	103	—	(24)	(6)	1	2	20	11	226	235

St.George GBU cash earnings prior to merger	103	(103)	—	—	—	—	—	—	—	—	—

TPS revaluations	(24)	—	—	24	—	—	—	—	—	—	—
Treasury shares	(6)	—	—	—	6	—	—	—	—	—	—
Unrealised NZ retail earnings hedges	1	—	—	—	—	(1)	—	—	—	—	—
Ineffective hedges	2	—	—	—	—	—	(2)	—	—	—	—
Gain from BTIM IPO	20	—	—	—	—	—	—	(20)	—	—	—
Merger T&I(1)	11	—	—	—	—	—	—	—	(11)	—	—
One-off expenses(2)	226	—	—	—	—	—	—	—	—	(226)	—
Pro forma cash earnings	235	—	—	—	—	—	—	—	—	—	235

(1) Transaction and integration expenses related to the merger.

(2) One-off expenses related to efficiency initiatives and capitalised expense reviews.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.3        GROUP BUSINESS UNIT — PRO FORMA HALF YEAR EARNINGS RECONCILIATION (CONTINUED)

Notes (refer to page 149)

			1	2	3	4	5	7	7
		St.George	Cash earnings adjustments
		GBU Cash				Unrealised NZ
	WBC	Earnings	Policyholder			Retail				Pro Forma
Six months to 31 March 2008	Reported	prior to	Tax	Hybrid	Treasury	Earnings	Ineffective	Gain from	Gain from	Cash
$m	Results	merger	Recoveries	Revaluations	Shares	Hedges	Hedges	BTIM IPO	VISA IPO	Earnings
Net interest income	230	(12)	—	—	—	—	(4)	—	—	214
Non-interest income	381	20	154	(61)	(22)	5	—	(141)	(295)	41
Net operating income	611	8	154	(61)	(22)	5	(4)	(141)	(295)	255
Operating expenses	(64)	13	—	—	—	—	—	43	—	(8)
Core earnings	547	21	154	(61)	(22)	5	(4)	(98)	(295)	247
Impairment charges	(32)	(1)	—	—	—	—	—	—	—	(33)
Operating profit before tax	515	20	154	(61)	(22)	5	(4)	(98)	(295)	214
Tax and minority interests	7	15	(154)	28	3	(2)	1	(8)	90	(20)
Preference dividends	—	(15)	—	—	—	—	—	—	—	(15)

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF WBC	522	20	—	(33)	(19)	3	(3)	(106)	(205)	179

St.George GBU cash earnings prior to merger	20	(20)	—	—	—	—	—	—	—	—

TPS revaluations	(33)	—	—	33	—	—	—	—	—	—
Treasury shares	(19)	—	—	—	19	—	—	—	—	—
Unrealised NZ retail earnings hedges	3	—	—	—	—	(3)	—	—	—	—
Ineffective hedges	(3)	—	—	—	—	—	3	—	—	—
Gain from BTIM IPO	(106)	—	—	—	—	—	—	106	—	—
Gain from Visa IPO	(205)	—	—	—	—	—	—	—	205	—
Pro forma cash earnings	179	—	—	—	—	—	—	—	—	179

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

Notes

Cash Earnings Adjustments

(1)                     Policyholder tax recoveries

The Life Insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies (policyholder tax recoveries). We reverse the impact of this gross up to provide comparability across reporting periods.

(2)                     Hybrid revaluations

(a)                        TPS 2003 hybrid revaluation

Cash earnings adjusts for economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as minority interests. The hybrid instrument itself is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving cash earnings as it does not affect the Group’s profits over time.

(3)                     Treasury shares

Under A—IFRS, Westpac shares held by Westpac in the managed funds and life business are deemed to be Treasury shares and earnings from these shares are reversed as these are not permitted to be recognised as income. In deriving cash earnings, these earnings are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are revalued in deriving income.

(4)                     Unrealised NZ retail earnings hedges

The unrealised profit/loss on the revaluation of hedges on future New Zealand earnings impacting non—interest income is reversed in deriving cash earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect profits available to shareholders.

(5)                               Ineffective hedges

The gain/loss on ineffective hedges is reversed in deriving cash earnings in the current period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect profits available to shareholders.

(6)                     Amortisation of intangible assets

The merger resulted in the recognition of identifiable intangible assets which include brands, core deposits, intangibles and relationship intangible assets. The recognised balance of the majority of these intangible assets will be amortised over their useful life ranging between 5 and 9 years. The amortisation of intangible assets (excluding software) is a cash earnings adjustment because it is a non-cash flow item and does not affect returns to shareholders.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

Cash Earnings Adjustments (continued)

(7)                     Significant items

Cash earnings also adjusts for significant items. These items have been detailed in this announcement as individually significant due to their size and non—recurring nature. The First Half 2009 includes adjustments for merger transaction and integration expenses, an adjustment in relation to the unwind of a short-term wholesale funding and deposits merger accounting adjustment and an adjustment relating to a litigation provision.

The deposit and short-term wholesale funding fair value adjustment associated with the accounting for the merger will be unwound during the year ended 30 September 2009 reflecting the contractual maturity of the deposits and borrowings and has increased net increased net interest income by $168 million in First Half 2009. Due to the significant size and non-recurring nature of this adjustment, it has been treated as a cash earnings adjustment.

The Group has recognised a provision of $77 million with respect to long-standing legal proceedings where a judgment was received during the First Half 2009. This will be treated as a one-off expense cash earnings adjustment due to it’s size and non-recurring nature.

In the year ended 30 September 2008, this included adjustments for the gain associated with the initial public offering (IPO) of BT Investment Management Limited (BTIM), the gain associated with the IPO of Visa Inc., merger transaction expenses and integration expenses and one-off expenses.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.4                     RECONCILIATION OF 2008 INCOME STATEMENTS TO PRO FORMA INCOME STATEMENTS

	St.George								Combined
	Previously					Westpac			Westpac &
	Reported		Cash earnings adjustments(2)		St.George	Previously			St.George
	Statutory	St.George	Hedging and		Pro forma	Reported	Westpac	Westpac	Pro forma
Six months to 30 September 2008	Income	accounting	non-trading	Merger	Cash	Cash	accounting	Cash	Cash
$m	Statement	reclassifications(1)	derivatives	related costs	Earnings	Earnings	reclassifications(3)	Earnings	Earnings
Net interest income	1,281	(65)	56	—	1,272	3,757	—	3,757	5,029
Non-interest income	557	57	—	—	614	1,930	81	2,011	2,625
Total operating income	1,838	(8)	56	—	1,886	5,687	81	5,768	7,654
Operating expenses	(694)	2	—	24	(668)	(2,467)	(81)	(2,548)	(3,216)
Impairment charges	(173)	7	—	—	(166)	(498)	—	(498)	(664)
Share of profit in equity accounted associates	1	(1)	—	—	—	—	—	—	—
Profit before income tax	972	—	56	24	1,052	2,722	—	2,722	3,774
Income tax expense	(295)	—	(15)	(7)	(317)	(795)	—	(795)	(1,112)
Net profit after tax	677	—	41	17	735	1,927	—	1,927	2,662
Net profit attributable to minority interests	(1)	—	—	—	(1)	(40)	—	(40)	(41)
Preference dividends	(16)	—	—	—	(16)	—	—	—	(16)
Net profit/cash earnings	660	—	41	17	718	1,887	—	1,887	2,605

(1)

Accounting reclassifications between line items have been made to align St.George’s income statement with Westpac’s accounting treatment. These reclassifications include reclassification of negative Treasury non-interest income to net interest income and various accounting reclassifications of the income statement relating to the St.George wealth and insurance business.

(2)

The hedging and non-trading derivatives and merger costs cash earnings adjustments are consistent with the cash earnings adjustments contained within the cash earnings result reported by St.George for the Second Half 2008.

(3)	The Westpac accounting reclassification relates to Westpac’s first time adoption of the Australian equivalent of international accounting guidance, Interpretation 13 “Customer Loyalty Programmes”.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.4     RECONCILIATION OF 2008 INCOME STATEMENTS TO PRO FORMA INCOME STATEMENTS (CONTINUED)

	St.George
	Previously		Cash earnings adjustments(2)					Westpac			Westpac &
	Reported		Hedging				St.George	Previously			St.George
	Statutory	St.George	and	Gain from		Depositary	Pro forma	Reported	Westpac	Westpac	Pro Forma
Six months to 31 March 2008	Income	accounting	non-trading	Visa Inc.	Restructure	capital	Cash	Cash	accounting	Cash	Cash
$m	Statement	reclassifications(1)	derivatives	shareholding	costs	securities	Earnings	Earnings	reclassifications(3)	Earnings	Earnings
Net interest income	1,192	(30)	(5)	—	—	—	1,157	3,466	—	3,466	4,623
Non-interest income	575	15	—	(77)	—	—	513	1,964	104	2,068	2,581
Total operating income	1,767	(15)	(5)	(77)	—	—	1,670	5,430	104	5,534	7,204
Operating expenses	(759)	5	—	—	43	—	(711)	(2,409)	(104)	(2,513)	(3,224)
Impairment charges	(118)	10	—	—	—	—	(108)	(433)	—	(433)	(541)
Profit before income tax	890	—	(5)	(77)	43	—	851	2,588	—	2,588	3,439
Income tax expense	(361)	—	1	23	(13)	117	(233)	(716)	—	(716)	(949)
Net profit after tax	529	—	(4)	(54)	30	117	618	1,872	—	1,872	2,490
Net profit attributable to minority interests	—	—	—	—	—	—	—	(33)	—	(33)	(33)
Preference dividends	(15)	—	—	—	—	—	(15)	—	—	—	(15)
Net profit/cash earnings	514	—	(4)	(54)	30	117	603	1,839	—	1,839	2,442

(1)

Accounting reclassifications between line items have been made to align St.George’s income statement with Westpac’s accounting treatment. These reclassifications include reclassification of negative Treasury non-interest income to net interest income and various accounting reclassifications of the income statement relating to the St.George wealth and insurance business.

(2)

The hedging and non-trading derivatives, gain from Visa Inc. shareholding, restructure costs and depositary capital securities cash earnings adjustments are consistent with the cash earnings adjustments contained within the cash earnings result reported by St.George for the First Half 2008.

(3)	The Westpac accounting reclassification relates to Westpac’s first time adoption of the Australian equivalent of international accounting guidance, Interpretation 13 “Customer Loyalty Programmes”.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.5     RECONCILIATION OF 2008 BALANCE SHEETS TO PRO FORMA BALANCE SHEETS

	St.George			Westpac		Combined
	Previously		St.George	Previously		Westpac &
	Reported	St.George	Pro forma	Reported	Westpac	St.George
As at 30 September 2008	Balance	Accounting	Balance	Balance	Accounting	Pro forma
$m	Sheet	Reclassifications(1)	Sheet	Sheet	Reclassifications(2)	Balance Sheet
Assets
Cash	2,672	(2,450)	222	4,809	—	5,031
Due from other financial institutions	305	10,312	10,617	21,345	—	31,962
Trading assets, financial assets and available-for-sale securities	18,415	(8,223)	10,192	43,694	—	53,886
Derivative financial instruments	3,389	1	3,390	34,810	—	38,200
Loans	119,984	(15)	119,969	313,545	—	433,514
Life insurance assets	—	—	—	12,547	—	12,547
Other assets	2,615	433	3,048	8,798	128	11,974
Total assets	147,380	58	147,438	439,548	128	587,114
Liabilities
Due to other financial institutions	1,786	(41)	1,745	15,861	—	17,606
Deposits	83,954	(398)	83,556	233,730	—	317,286
Trading liabilities and other financial liabilities	5,128	50	5,178	16,689	—	21,867
Derivative financial instruments	2,291	—	2,291	24,970	—	27,261
Debt issues	42,849	(50)	42,799	100,369	—	143,168
Life insurance liabilities	—	—	—	11,953	—	11,953
Loan capital	3,245	—	3,245	8,718	—	11,963
Other liabilities	1,124	497	1,621	7,486	429	9,536
Total liabilities	140,377	58	140,435	419,776	429	560,640
Equity
Equity attributable to equity holders of WBC / SGB	6,996	—	6,996	17,848	(301)	24,543
Minority interests	7	—	7	1,924	—	1,931
Total equity	7,003	—	7,003	19,772	(301)	26,474

(1)

Accounting reclassifications between line items have been made to align St.George’s balance sheet with Westpac’s accounting treatment. These reclassifications include the reclassification of negotiable certificates of deposit from Trading securities to Due from other financial institutions and the reclassification of repurchase agreements from Cash to Trading securities.

(2)

The Westpac accounting reclassifications relate to Westpac’s first time adoption of the Australian equivalent of international accounting guidance, Interpretation 13 “Customer Loyalty Programmes” and a change in Westpac’s defined benefit superannuation accounting policy.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.5        RECONCILIATION OF 2008 BALANCE SHEETS TO PRO FORMA BALANCE SHEETS (CONTINUED)

	St.George			Westpac		Combined
	Previously		St.George	Previous		Westpac &
	Reported	St.George	Pro forma	Reported	Westpac	St.George
As at 31 March 2008	Balance	Accounting	Balance	Balance	Accounting	Pro forma
$m	Sheet	Reclassifications(1)	Sheet	Sheet	Reclassifications(2)	Balance Sheet
Assets
Cash	3,035	(2,740)	295	4,109	—	4,404
Due from other financial institutions	477	8,167	8,644	30,094	—	38,738
Trading assets, financial assets and available-for-sale securities	14,143	(5,928)	8,215	27,462	—	35,677
Derivative financial instruments	2,621	1	2,622	22,859	—	25,481
Loans	113,410	33	113,443	298,100	—	411,543
Life insurance assets	—	—	—	13,407	—	13,407
Other assets	2,623	406	3,029	9,110	28	12,167
Total assets	136,309	(61)	136,248	405,141	28	541,417
Liabilities
Due to other financial institutions	965	(82)	883	13,776	—	14,659
Deposits	75,946	(281)	75,665	223,477	—	299,142
Trading liabilities and other financial liabilities	1,692	50	1,742	10,481	—	12,223
Derivative financial instruments	3,049	—	3,049	19,627	—	22,676
Debt issues	43,748	(51)	43,697	92,397	—	136,094
Life insurance liabilities	—	—	—	12,738	—	12,738
Loan capital	2,624	1	2,625	6,692	—	9,317
Other liabilities	1,425	301	1,726	6,876	94	8,696
Total liabilities	129,449	(62)	129,387	386,064	94	515,545
Equity
Equity attributable to equity holders of WBC / SGB	6,854	1	6,855	17,157	(66)	23,946
Minority interests	6	—	6	1,920	—	1,926
Total equity	6,860	1	6,861	19,077	(66)	25,872

(1)

Accounting reclassifications between line items have been made to align St.George’s balance sheet with Westpac’s accounting treatment. These reclassifications include the reclassification of negotiable certificates of deposit from Trading securities to Due from other financial institutions and the reclassification of repurchase agreements from cash to Trading securities.

(2)	The Westpac accounting reclassifications relate to Westpac’s first time adoption of IFRIC Interpretation 13 and a change in Westpac’s defined benefit superannuation accounting policy.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.6        RECONCILIATION OF 2008 AVERAGE BALANCE SHEETS TO PRO FORMA AVERAGE BALANCE SHEETS

	St.George		St.George		Combined Westpac
	Previously Reported	Accounting	Pro Forma	Westpac	& St.George
Half Year September 2008	Average Balance	Reclassifications and	Average Balance	Average	Pro Forma Average
$m	Sheet	Averaging impacts(1)	Sheet	Balance Sheet	Balance Sheet
Assets
Interest earning assets
Due from other financial institutions	1,214	7,118	8,332	23,743	32,075
Trading securities	—	9,031	9,031	29,886	38,917
Available-for-sale securities	—	806	806	2,557	3,363
Other financial assets at fair value	15,028	(15,028)	—	1,230	1,230
Regulatory deposits	—	—	—	1,314	1,314
Loans and other receivables	118,134	(2,178)	115,956	301,971	417,927
Total interest earning assets	134,376	(251)	134,125	360,701	494,826
Non-interest earning assets
Cash due from other financial institutions and regulatory deposits	—	225	225	17	242
Life insurance assets	—	—	—	13,257	13,257
All other assets	5,880	(22)	5,858	35,060	40,918
Total non-interest earning assets	5,880	203	6,083	48,334	54,417
Total assets	140,256	(48)	140,208	409,035	549,243
Liabilities
Interest bearing liabilities
Deposits	70,024	6,160	76,184	215,701	291,885
Due to other financial institutions	1,346	(372)	974	10,848	11,822
Loan capital	2,260	786	3,046	7,635	10,681
Other interest bearing liabilities	55,624	(7,824)	47,800	110,556	158,356
Total interest bearing liabilities	129,254	(1,250)	128,004	344,740	472,744
Non-interest bearing liabilities
Deposits and due to other financial institutions	—	1,298	1,298	9,731	11,029
Life insurance policy liabilities	—	—	—	12,570	12,570
All other liabilities	4,101	(99)	4,002	22,871	26,873
Total non-interest bearing liabilities	4,101	1,199	5,300	45,172	50,472
Total liabilities	133,355	(51)	133,304	389,912	523,216
Shareholder’s equity	6,901	(3)	6,898	17,202	24,100
Outside equity interests	—	6	6	1,921	1,927
Total equity	6,901	3	6,904	19,123	26,027
Total liabilities and equity	140,256	(48)	140,208	409,035	549,243

(1)

Averaging impacts reflect the change from using month end averages to daily averages where relevant. Accounting reclassifications are consistent with the accounting reclassification made to the spot balance sheet.

GROUP RECONCILIATIONS	Interim Profit Announcement 2009

11.6        RECONCILIATION OF 2008 AVERAGE BALANCE SHEETS TO PRO FORMA AVERAGE BALANCE SHEETS (CONTINUED)

	St.George
	Previously	Accounting	St.George	Westpac	Combined Westpac
	Reported	Reclassifications	Pro forma	Average	& St.George
Half Year March 2008	Average Balance	and Averaging	Average	Balance	Pro forma Average
$m	Sheet	impacts(1)	Balance Sheet	Sheet	Balance Sheet
Assets
Interest earning assets
Due from other financial institutions	1,408	6,029	7,437	30,209	37,646
Trading securities	—	7,245	7,245	20,802	28,047
Available-for-sale securities	—	798	798	2,187	2,985
Other financial assets at fair value	12,471	(12,471)	—	1,204	1,204
Regulatory deposits	—	—	—	838	838
Loans and other receivables	110,564	(2,250)	108,314	287,373	395,687
Total interest earning assets	124,443	(649)	123,794	342,613	466,407

Non-interest earning assets
Cash due from other financial institutions and regulatory deposits	—	231	231	1,451	1,682
Life insurance assets	—	—	—	14,863	14,863
All other assets	6,082	201	6,283	34,974	41,257
Total non-interest earning assets	6,082	432	6,514	51,288	57,802
Total assets	130,525	(217)	130,308	393,901	524,209

Liabilities
Interest bearing liabilities
Deposits	65,989	4,532	70,521	212,045	282,566
Due to other financial institutions	1,083	(409)	674	8,916	9,590
Loan capital	1,899	547	2,446	7,425	9,871
Other interest bearing liabilities	50,671	(6,591)	44,080	96,604	140,684
Total interest bearing liabilities	119,642	(1,921)	117,721	324,990	442,711

Non-interest bearing liabilities
Deposits and due to other financial institutions	—	1,408	1,408	8,903	10,311
Life insurance policy liabilities	—	—	—	13,776	13,776
All other liabilities	4,459	282	4,741	28,121	32,862
Total non-interest bearing liabilities	4,459	1,690	6,149	50,800	56,949
Total liabilities	124,101	(231)	123,870	375,790	499,660
Shareholder’s equity	6,424	8	6,432	16,196	22,628
Outside equity interests	—	6	6	1,915	1,921
Total equity	6,424	14	6,438	18,111	24,549
Total liabilities and equity	130,525	(217)	130,308	393,901	524,209

(1)

Averaging impacts reflect the change from using month end averages to daily averages where relevant. Accounting reclassifications are consistent with the accounting reclassification made to the spot balance sheet.

ECONOMIC PROFIT	Interim Profit Announcement 2009

12.          ECONOMIC PROFIT

Group economic profit for the First Half 2009 is defined as pro forma cash earnings less a capital charge calculated at 11%(1) of average ordinary equity plus 70% of the estimated value of franking credits paid to shareholders. Group economic profit for the First Half 2008 and Second Half 2008 reflects the Group economic profit for Westpac shareholders and is therefore not on a pro forma basis.

Business unit economic profit for the First Half 2009 is defined as cash earnings less a capital charge calculated at 11%(2) on allocated capital plus 70% of the value of Australian tax paid. The measure of capital, the cost of capital and the franking benefit calculation differs between the Group and that used by business units.

Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk-adjusted cost of capital.

			St.George
		Westpac	Retail &	Westpac	BT Financial
		Retail &	Business	Institutional	Group
Six months to 31 March 2009	Group	Business	Bank	Bank	(Australia)	New	Pacific
$m	(Pro forma)	Banking	(Pro forma)	(Pro forma)	(Pro forma)	Zealand(3)	Banking
Cash earnings	2,295	990	529	158	207	168	69
Franking benefit	489	297	160	(14)	66	—	—
Adjusted cash earnings	2,784	1,287	689	144	273	168	69
Average ordinary equity	32,173	5,844	4,978	6,872	2,804	2,248	231
Equity charge	(1,765)	(321)	(273)	(377)	(154)	(123)	(13)
Economic profit	1,019	966	416	(233)	119	45	56

			St.George
		Westpac	Retail &	Westpac	BT Financial
		Retail &	Business	Institutional	Group
Six months to 30 September 2008		Business	Bank	Bank	(Australia)	New	Pacific
$m	Group	Banking	(Pro forma)	(Pro forma)	(Pro forma)	Zealand(3)	Banking
Cash earnings	1,887	909	515	433	275	190	48
Franking benefit	411	273	163	91	83	—	—
Adjusted cash earnings	2,298	1,182	678	524	358	190	48
Average ordinary equity	17,202	5,928	4,718	5,965	2,730	2,195	207
Equity charge	(903)	(311)	(259)	(314)	(145)	(117)	(11)
Economic profit	1,395	871	419	210	213	73	37

			St.George
		Westpac	Retail &	Westpac	BT Financial
		Retail &	Business	Institutional	Group
Six months to 31 March 2008		Business	Bank	Bank	(Australia)	New	Pacific
$m	Group	Banking	(Pro forma)	(Pro forma)	(Pro forma)	Zealand(3)	Banking
Cash earnings	1,839	843	500	420	250	205	45
Franking benefit	395	251	158	97	63	—	—
Adjusted cash earnings	2,234	1,094	658	517	313	205	45
Average ordinary equity	16,196	5,472	4,556	5,782	2,712	2,111	166
Equity charge	(850)	(288)	(251)	(305)	(145)	(111)	(9)
Economic profit	1,384	806	407	212	168	94	36

(1)

The capital charge for the pro forma business units’ economic profit in the six months ended 31 March 2008 and the six months ended 30 September 2008 reflected the capital allocation methodologies and capital charges that were used by Westpac and St.George in the respective businesses which were calculated at 10.5% and 11% of allocated capital, respectively.

(2)

The franking benefits for the pro forma business units’ economic profit in the six months ended 31 March 2008 and the six months ended 30 September 2008 reflected the franking benefits used by Westpac and St.George in the respective businesses which were calculated at 70% and 74% of the value of Australian tax paid, respectively.

(3)	In A$ equivalents.

GLOSSARY	Interim Profit Announcement 2009

EARNINGS

Cash earnings

Net profit attributable to equity holders adjusted for the impact of the economic hedges related to TPS, significant items that are one-off in nature, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of integration costs and the amortisation of certain intangibles in relation to the merger with St.George.

SHAREHOLDER VALUE

Earnings per ordinary share	Net profit attributable to equity holders divided by the weighted average ordinary shares (statutory basis).

Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares (cash earnings basis).

Weighted average ordinary shares (cash earnings)	Weighted average number of fully paid ordinary shares listed on the Australian Securities Exchange (ASX) for the relevant period.

Weighted average ordinary shares (statutory)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).

Fully franked dividends per ordinary share (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

Dividend payout ratio - net profit	Ordinary dividend divided by net profit after tax attributable to the equity holders of WBC.

Dividend payout ratio - cash earnings	Ordinary dividend divided by cash earnings.

Return on equity (ROE)	Net profit attributable to equity holders divided by average ordinary equity.

Cash ROE	Cash earnings divided by average ordinary equity.

Cast earnings to average tangible equity	Cash earnings divided by average tangible ordinary equity.

Economic profit — Group (First Half 2009)	Cash earnings less a capital charge calculated at 11% of average ordinary equity plus 70% of the estimated value of franking credits paid to shareholders.

Economic profit — Business Units (First Half 2009)	Cash earnings less a capital charge calculated at 11% of allocated capital plus 70% of the value of Australian tax paid.

Average ordinary equity	Average total equity less average minority interests.

Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).

GLOSSARY	Interim Profit Announcement 2009

PRODUCTIVITY AND EFFICIENCY

Operating expenses	Operating expenses do not include impairment losses on loans.

Expense to income ratio	Operating expenses divided by net operating income.

Total banking group expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George RBB, WIB including Premium Business Group (excluding margin lending, Broking and PPM), Private Bank (part of BTFG), New Zealand banking operations, Pacific Bank and the Group Business Unit.

Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

BUSINESS PERFORMANCE

Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.

Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities and equity.

Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

Business Unit Margin	Net interest income (excluding capital benefit) for a business unit as a percentage of the average interest earning assets for that business unit.

CAPITAL ADEQUACY

Total capital ratio	Total regulatory capital as defined by APRA divided by risk weighted assets.

Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk weighted assets.

Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 19 in Section 8 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

GLOSSARY	Interim Profit Announcement 2009

ASSET QUALITY

Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

•                  facilities 90 days or more past due, and not well secured — exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

•                  non-accrual assets — exposures with individually assessed impairment provisions held against them, excluding restructured loans;

•                  restructured assets — exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

•                  other assets acquired through security enforcement (includes other real estate owned) — includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

•                  any other assets where the full collection of interest and principal is in doubt.

90 days past due — well secured

Includes facilities where:

•                  contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

•                  the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

GLOSSARY	Interim Profit Announcement 2009

Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

Stressed loans	Stressed loans are Watchlist and Substandard, 90 days past due well secured and impaired assets.

OTHER

Customer satisfaction	Refers to the proportion of people for whom Westpac is their main financial institution who rate their overall relationship with Westpac as ‘very satisfied’ or ‘fairly satisfied’.

Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to minority interest). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on cash earnings.